ANNUAL INFORMATION FORM

of

B2GOLD CORP.

March 30, 2021

B2GOLD CORP.
ANNUAL INFORMATION FORM

INTRODUCTORY NOTES

Date of Information

In this Annual Information Form ("Annual Information Form"), B2Gold Corp., together with its subsidiaries, as the context requires, is referred to as "we", "our", "us", the "Company" or "B2Gold". All information contained in this Annual Information Form is as at December 31, 2020, unless otherwise stated, being the date of our most recently completed financial year, and the use of the present tense and of the words "is", "are", "current", "currently", "presently", "now" and similar expressions in this Annual Information Form is to be construed as referring to information given as of that date. Readers are also encouraged to review our annual financial statements and management's discussion and analysis of the Company for the year ended December 31, 2020.

Cautionary Note Regarding Forward-Looking Information

This Annual Information Form includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including, but not limited to: objectives, strategies, intentions and expectations; projections; forecasts; estimates; outlook; guidance; schedules; plans; designs; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs; budgets on a consolidated and mine by mine basis; closure and reclamation costs; and including, but not limited to: the impact of the novel coronavirus COVID-19 that was designated as a pandemic by the World Health Organisation on March 11, 2020 (“COVID-19”) on our operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; our ability to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery and mining rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2021, including production being weighted heavily to the second half of 2021 at the Fekola and Otjikoto Mines; the ability of the Fekola mill to run above the annualized throughput rate of 7.5 million tonnes per annum; gold production at the Fekola Mine of between 530,000 and 560,000 ounces in 2021; gold production at the Masbate Gold Project of between 200,000 and 210,000 ounces in 2021; gold production at the Otjikoto Mine of between 190,000 and 200,000 ounces in 2021; the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine, including the completion of construction by the end of the second quarter of 2021, contingent on receiving replacements for the damaged components; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; stope ore production at the Wolfshag underground mine at Otjikoto commencing in early 2022; the completion of a feasibility study at the Gramalote Project and the results therein; the Gramalote Project benefiting from anticipated key operational advantages; the completion of an internal economic assessment of the Kiaka Project by the end of the first quarter of 2021 and updated feasibility study by mid-year 2021; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; the availability of our revolving credit facility for future draw downs; our attributable share at El Limon and La Libertad; and the expected impact of any tax or regulatory changes in the countries in which we operate, including Mali, the Philippines and Namibia. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Annual Information Form that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Terms not defined above have the meaning given to such terms in this Annual Information Form.

Forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control, that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks include, without limitation, the risks, uncertainties and other factors referred to in this Annual Information Form including under "Risk Factors" and elsewhere herein.

Forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to our ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments, including geotechnical, mining and metallurgical recovery assumptions and interpretations of mineralization geometry and grade continuity; stockpiling assumptions, including the amount and grade of stockpile material; our ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; laws and regulations applicable to our operations, including our continued ability to retain mineral and surface rights titles; the continued health, availability and cost of labour; the continued availability and use of infrastructure; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; the continued ability to access our sites; the ability to maintain the social license to operate; and other assumptions and factors described herein or that are generally associated with the mining industry.

Forward-looking statements are based on the opinions and estimates of our management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. We do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated, or intended. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities we will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements. All the forward-looking statements contained in this Annual Information Form are qualified by these cautionary statements.

Notice Regarding Non-IFRS Measures

This Annual Information Form includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), including "cash operating costs" and "all-in sustaining costs". Non-IFRS measures do not have a standardized meaning under IFRS and, therefore, they may not be comparable to similar measures reported by other issuers. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with our consolidated financial statements. See "Non-IFRS Measures" in our management's discussion and analysis for the year ended December 31, 2020 for a more detailed discussion of how we calculate such measures and for a reconciliation of certain measures to IFRS terms, which is available on SEDAR at www.sedar.com.

Currency and Exchange Rate Information

Our financial statements are reported in U.S. dollars. All dollar amounts referenced in this Annual Information Form, unless otherwise indicated, are expressed in U.S. dollars. A reference in this Annual Information Form to:

  "C$" or "Canadian dollar" is to the lawful currency of Canada;
  "N$" or "Namibian dollar" is to the lawful currency of Namibia;
  "Philippine peso" is to the lawful currency of the Philippines;
  "West African CFA franc" is to the lawful currency of Mali and Burkina Faso;
  "Colombian peso" is to the lawful currency of Colombia;
  "Euro" or "€" is to the lawful currency of the European Union; and
  "$", "US$" or "U.S. dollar" is to the lawful currency of the United States.

The high, low, average and closing exchange rates for Canadian dollars in terms of U.S. dollars, as quoted by the Bank of Canada, for each of the three years in the period ended December 31, 2020, were as follows:

Fiscal Year Ended December 31,
	2018	2019	2020
Highest rate during period	US$0.8138	US$0.7710	US$0.7863
Lowest rate during period	US$0.7330	US$0.7393	US$0.6898
Average rate during period	US$0.7721	US$0.7543	US$0.7461
Rate at the end of period	US$0.7330	US$0.7699	US$0.7854

On March 29, 2021, the daily average rate of exchange for one Canadian dollar in U.S. dollars, as quoted by the Bank of Canada, was C$1.00 = US$0.7940.

Production Results, Technical Information and Cautionary Note for United States Readers

Actual and projected production results presented in this Annual Information Form reflect total production at the mines we operate on a 100% project basis. As further discussed in this Annual Information Form, a wholly-owned B2Gold subsidiary has a direct ownership interest of 80% in the Fekola Mine, 90% in the Otjikoto Mine and the right to purchase all ore from the Masbate Gold Project (each mine and project are as defined herein). In respect of La Libertad and El Limon, as a result of their sale to Calibre Mining Corp. ("Calibre") on October 15, 2019, production is presented on an approximately 33% basis, reflecting our approximate equity interest in Calibre as at the date of this Annual Information Form (subject to reduction if our interest in Calibre dilutes).

The disclosure included in this Annual Information Form uses Mineral Reserve and Mineral Resource classification terms that comply with reporting standards in Canada and the Mineral Reserve and Mineral Resource estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council - Definitions adopted by CIM Council on May 10, 2014 (the "CIM Standards"), which were adopted by the Canadian Securities Administrators' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:

A Modifying Factor or Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Unless otherwise indicated, the disclosure in this Annual Information Form was prepared in accordance with NI 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). Accordingly, mineral resource and mineral reserve information and other scientific and technical information contained or referenced in this Annual Information Form may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC.

The term "Qualified Person" as used in this Annual Information Form means a Qualified Person as that term is defined in NI 43-101. Except where otherwise disclosed:

  William Lytle, P.E., Senior Vice President, Operations of B2Gold, a Qualified Person, has approved the scientific and technical information related to operations matters contained in this Annual Information Form.
  Tom Garagan, P. Geo., Senior Vice President, Exploration of B2Gold, a Qualified Person, has approved the scientific and technical information regarding exploration matters contained in this Annual Information Form.

CORPORATE STRUCTURE

Name, Address and Incorporation

We were incorporated under the Business Corporations Act (British Columbia) (the "BCBCA") on November 30, 2006. Our head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1J1 and our registered office is located at 1600-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2.

Intercorporate Relationships

A significant portion of our business is carried on through our subsidiaries. The chart below includes the name and jurisdiction of incorporation of our material subsidiaries and certain subsidiaries holding an interest in mineral projects that we consider significant as described in this Annual Information Form:

Notes:

(1) All ownership of subsidiaries is 100% unless otherwise indicated. Certain subsidiaries are indirectly owned by us through wholly-owned subsidiaries not reflected above.

(2) Colombian branches are not separate legal entities.

GENERAL DEVELOPMENT OF THE BUSINESS

We are an international, low-cost senior gold producer based in Vancouver, Canada with three operating mines (one mine in each of Mali, Namibia and the Philippines). In addition, we have a portfolio of other development and exploration projects in several countries including Mali, Colombia, Burkina Faso, Namibia, Finland and Uzbekistan. Our material properties consist of the following three mines:

  Fekola mine (80% ownership), an open pit gold mine located approximately 40 kilometres ("km") south of the city of Kéniéba, Mali (the "Fekola Mine");

  Otjikoto mine (90% ownership), an open pit gold mine (and underground mine under development) located approximately 300 km north of Windhoek, the capital of Namibia (the "Otjikoto Mine"); and

  Masbate gold project (ownership as described under "Material Properties - Masbate Gold Project" below), an open pit gold mine, located near the northern tip of the island of Masbate, 360 km southeast of Manila, the capital of the Philippines (the "Masbate Gold Project").

Our other significant assets consist of the following two projects:

  Gramalote project (50% ownership), a gold project located 230 km northwest of Bogota, the capital of Colombia (the "Gramalote Project"); and

  Kiaka project (81% ownership), a gold project located 140 km southeast of Ouagadougou, the capital of Burkina Faso (the "Kiaka Project").

Three Year History

Over the three most recently completed financial years, the significant events described below contributed to the development of our business.

2018 Developments

On May 29, 2018, we celebrated the official opening of the heavy fuel oil ("HFO") hybrid-solar plant at the Otjikoto Mine (the "Otjikoto Solar Plant"). Changing the power plant to an HFO hybrid-solar plant reduced the Otjikoto Mine's HFO consumption by approximately 2.4 million litres and reduced associated power generation fuel costs by approximately 10% in 2018.

On August 8, 2018, the Malian Council of Ministers approved the participation of the State of Mali in Fekola S.A., our subsidiary that holds the Fekola Mine, for a total of a 20% ownership interest (being a 10% free carried interest plus an additional 10% interest), through an ordinance and a decree of the Council of Ministers, signed by the President of Mali. Accordingly, we transferred ownership of 20% of Fekola S.A. to the State of Mali. The first non-participating 10% of the State of Mali's ownership entitles it to an annual priority dividend equivalent to 10% of calendar net income of Fekola S.A. The second fully participating 10% of the State of Mali's ownership entitles it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to us for the remaining 80% interest.

On October 1, 2018, we repaid in full our $259 million aggregate principal amount of convertible senior subordinated notes (the "Notes") on maturity. The repayment of all outstanding principal and accrued interest under the Notes amounted to approximately $263 million, which we funded using existing cash on hand and a portion of our revolving credit facility (the "Credit Facility").

2019 Developments

On March 26, 2019, we announced positive results from the Expansion Study Preliminary Economic Assessment for the Fekola Mine (the "Fekola PEA"). Based on the Fekola PEA results, we proceeded with an expansion project to increase processing throughput by 1.5 million tonnes per annum ("Mtpa") to 7.5 Mtpa, from an assumed base rate of 6 Mtpa.

In the second quarter of 2019, our board of directors (the "Board") approved the addition of an off-grid solar plant to the Fekola Mine (the "Fekola Solar Plant"). Construction commenced in 2019 and progressed throughout 2020. Following a temporary suspension in April 2020 due to COVID-19 restrictions, construction resumed in October 2020. On January 5, 2021, a fire in the solar storage yard destroyed approximately 25% of the solar panels for the project. Replacement panels have been sourced and are scheduled to arrive at site by early May 2021. Approximately 25% of the solar field came online on January 28, 2021, and based on current projections, we expect that solar production will reach 75% of full capacity by the end of March 2021. While the remaining 25% is contingent on the delivery of the replacement panels, full construction completion is projected by the end of the second quarter of 2021. The solar plant is expected to reduce processing costs by approximately 7% and cash operating costs per ounce produced by approximately 3%. The existing HFO and diesel power plant have an installed capacity of 64 megawatts ("MW") while the Fekola Mine's expanded mill facilities require only approximately 40 MW for continuous operations. The Fekola Solar Plant is therefore not a necessary component to sustain the higher process plant production rate but is expected to reduce the Fekola Mine's operating costs and emissions by decreasing power plant fuel consumption and maintenance costs. When the plant is fully commissioned, it is expected to reduce HFO consumption by over 13 million litres per year and lower carbon dioxide emissions by an estimated 39,000 tonnes per year.

On May 10, 2019, we amended and restated our Credit Facility with our existing syndicate of banks plus one new lender to upsize the Credit Facility from $500 million to an aggregate amount of $600 million, and to increase the accordion feature from $100 million to $200 million. The Credit Facility bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on our consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.478% and 0.619%. We have provided security on the Credit Facility in the form of a general security interest over our assets and pledges creating a charge over the shares of certain of our direct and indirect subsidiaries. In connection with the Credit Facility, we must also maintain certain ratios for leverage and interest coverage. The term of the amended and restated Credit Facility is four years, maturing on May 9, 2023.

In June 2019, the Fadougou village relocation was completed. The village of Fadougou was originally located adjacent to the main Fekola Mine open pit. Construction of the new planned urban town commenced in late 2017 and was completed in February 2019. This involved building over 700 new structures, including solar panel lighting and latrines for all homes.

On October 15, 2019, we completed the sale of the El Limon and La Libertad gold mines, the Pavon gold project and additional mineral concessions in Nicaragua (collectively, the "Nicaraguan Assets") to Calibre (the "Calibre Transaction"). Pursuant to the terms of the share purchase agreement, we received on closing (i) an aggregate of 87,986,666 common shares of Calibre ("Calibre Shares"), representing approximately 28.35% of the then issued and outstanding Calibre Shares on closing, (ii) $40 million in cash (plus a working capital adjustment), and (iii) a $10 million convertible debenture (the "Debenture"). On November 5, 2019, we received an additional $12,833,047, representing a portion of the working capital adjustment. On November 18, 2019, Calibre exercised its right to redeem the outstanding principal amount owing under the Debenture, increasing our equity interest in Calibre to approximately 34% of the then issued and outstanding Calibre Shares (we currently hold 33% of the issued and outstanding Calibre Shares). In October 2020, Calibre paid to us the balance of the consideration in connection with the Calibre Transaction (a total of $15,525,099, representing $10 million in deferred consideration and the balance of the working capital adjustment).

On November 5, 2019, the Board declared our inaugural quarterly dividend of $0.01 per Common Share, which was paid on December 13, 2019 to shareholders of record as at the close of business on November 27, 2019.

On December 23, 2019, we entered into an amended and restated shareholders agreement (the "Shareholders' Agreement") with AngloGold Ashanti Limited ("AngloGold") relating to the ownership and management of the Gramalote Project. On January 1, 2020, we assumed the role of operator of the Gramalote Project. Pursuant to the Shareholders' Agreement, we sole-funded the first $13.9 million of expenditures in 2020 on the Gramalote Project, and as a result now hold a 50% ownership interest in the Gramalote Project.

2020 Developments

Effective January 1, 2020, Ms. Liane Kelly was appointed to our Board.

On January 16, 2020, we announced an updated Fekola Mineral Resource estimate, including a substantial increase in Indicated Mineral Resources at the Fekola Mine following a successful infill drill program in 2019. The updated Fekola Indicated Mineral Resource estimate as at December 31, 2019 provided the basis for an updated design pit and new Fekola Probable Mineral Reserve estimate, which is set forth under the headings "Summary of Mineral Reserve and Mineral Resource Estimates" and "Material Properties - Fekola Mine" below.

On January 21, 2020, we announced positive results from the updated Preliminary Economic Assessment for the Gramalote Ridge deposit at the Gramalote Project (the “Gramalote PEA”). See “Other Properties – Gramalote Project” below for additional details on the Gramalote Project.

The COVID-19 pandemic had a wide ranging and global impact during 2020. We have been monitoring the COVID-19 pandemic and dealing with its impact at our operations since mid-February 2020. Despite some of the challenges that the current COVID-19 pandemic has created worldwide and in each of the locations where we operate or are head-quartered, we continue to operate virtually unimpeded. Our executive team is very proud of our employees' dedication and resilience in these challenging times. We continue to address the COVID-19 pandemic and minimize its potential impact at our operations. We place the safety and well-being of our workforce and all stakeholders as our highest priority and continue to encourage input from all our stakeholders as the COVID-19 situation evolves. We continue to implement measures and precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of our employees, contractors, suppliers and surrounding communities where we work while continuing to operate. We are continually updating these plans and response measures based on the safety and well-being of our workforce, the severity of the pandemic in areas where we operate, global response measures, government restrictions and extensive community consultation. We are working closely with national and local authorities and continue to closely monitor each site's situation, including public and employee sentiment to ensure that stakeholders are in alignment with continued safe operation of our mines.

On April 28, 2020, we and our 10% partner GAMS-Mining F&I Ltd. ("GAMS") entered into a definitive agreement with West African Resources Limited ("West African") for the sale of the Toega project located in Burkina Faso (the "Toega Project"). The purchase consideration, due 90% to us and 10% to GAMS, consisted of: an initial non-refundable cash payment of $10 million; a further payment of $10 million in cash or shares due upon completion of a feasibility study within two years (at which time the permits comprising the Toega Project will be transferred to West African); production payments of up to $25 million in the form of a 3% net smelter returns ("NSR") royalty on production from the Toega Project area; and a further 0.5% NSR royalty (to commence after the 3% NSR outlined above has been fully paid) which is capped at 1.5 million ounces.

For the second quarter of 2020 dividend, we increased our dividend rate by 100%, and on June 11, 2020, the Board declared a quarterly cash dividend of $0.02 per Common Share, paid on July 7, 2020 to shareholders of record as of June 23, 2020.

On July 28, 2020, we announced the launch of our Namibian Rhino Gold Bar campaign in support of the conservation and protection of the critically endangered black rhinos in Namibia. We donated 1,000 ounces of gold to produce 1,000 limited edition Rhino Gold Bars, with each bar available for purchase at the spot price of gold plus a 15% conservation premium. On December 18, 2020, we announced that the entire inventory of Rhino Gold Bars had been sold, generating approximately $1.7 million to support community backed rhino conservation efforts in northwest Namibia.

On September 10, 2020, we announced the successful commissioning of the Fekola mill expansion to 7.5 Mtpa (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa). Commissioning included completion of all major construction activities associated with the expansion, as well as the successful execution of a five-day mill performance test. In addition, substantially all of the Fekola Mine fleet expansion equipment has arrived on site and is operational, with the overall mine expansion now materially complete.

For the third quarter of 2020 dividend, we again increased our dividend rate by 100%, and on September 10, 2020, the Board declared a quarterly cash dividend of $0.04 per Common Share, paid on September 30, 2020 to shareholders of record as of September 22, 2020.

On September 29, 2020, we entered into a new term equipment facility (the "New Equipment Facility") with Caterpillar Financial Services Corporation for an aggregate principal amount of up to $40 million. The New Equipment Facility is available to our majority-owned subsidiary, Fekola S.A., to finance or refinance up to 75% of the cost of mining fleet and other mining equipment at the Fekola Mine. On October 26, 2020, Fekola S.A. drew down the entire amount under the New Equipment Facility. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date is five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 4.25%. A commitment fee of 0.85% per annum on the undrawn balance on the New Equipment Facility for the term of the facility is also due, payable quarterly commencing 12 months from the date of the agreement. We and our wholly-owned subsidiary, Mali Mining Investments Limited, have guaranteed the New Equipment Facility and security is given over the equipment of Fekola S.A.

As at September 30, 2020, we had fully repaid the outstanding Credit Facility balance of $425 million, with the full amount of $600 million under the Credit Facility now undrawn and available.

On December 2, 2020, we announced that B2Gold had been selected as the recipient of two prestigious mining awards: the Prospectors & Developers Association of Canada's 2021 Sustainability Award and the Mining Journal's 2020 Most Sustainable Miner award. In addition, in December 2020, the Gramalote Project received the "Seal of Antioquia Award" from the Government of Antioquia, recognizing our commitment to community support.

DESCRIPTION OF THE BUSINESS

General

We are an international, low-cost senior gold producer based in Vancouver, British Columbia, with a strategic focus on acquiring and developing interests in mineral properties with demonstrated potential for hosting economic mineral deposits, with gold deposits as the primary focus. We conduct gold mining operations and exploration and drilling campaigns to define and develop Mineral Resources and Mineral Reserves on our properties with an intention of developing, constructing and operating mines on such properties.

Our corporate objective is to continue growing as a profitable and responsible gold producer through ongoing exploration of our existing mines and projects and accretive acquisitions, irrespective of the gold price.

Principal Product

Our principal product is gold, with gold production forming all our revenues. There is a global market into which we sell our gold and, as a result, we are not dependent on a particular purchaser with respect to the sale of the gold that we produce.

Special Skills and Knowledge

Various aspects of our business require specialized skills and knowledge, certain of which are in high demand and in limited supply. Such skills and knowledge include the areas of permitting, engineering, geology, metallurgy, logistical planning, implementation of exploration programs, mine construction and development, mine operation, as well as legal compliance, finance and accounting. We have highly qualified management personnel and staff, an active recruitment program, and believe that persons having the necessary skills are generally available. We have found that we can locate and retain competent employees and consultants in such fields and have maintained a high retention rate of highly skilled employees. We do not anticipate having significant difficulty in recruiting other personnel as needed. Training programs are in place for workers that are recruited locally.

Competitive Conditions

The gold exploration and mining business is a competitive business. We compete with numerous other companies (including, as a senior gold producer, some of the largest mining companies in the world) and individuals in the search for and the acquisition of quality gold properties, mineral claims, permits, concessions and other mineral interests, as well as recruiting and retaining qualified employees. Our ability to acquire gold properties in the future will depend not only on our ability to develop and operate our present properties, but also on our ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Cycles

The mineral exploration and development business is subject to mineral and commodity price cycles. The marketability of minerals is also affected by worldwide economic cycles.

Employees

Our business is administered principally from our head office in Vancouver, British Columbia, Canada. We also have offices in Bamako, Mali; Manila, Philippines; Windhoek, Namibia; Ouagadougou, Burkina Faso; and Medellin, Colombia. As at December 31, 2020, we, including our subsidiaries, employ a total of 4,299 permanent employees and 1,821 fixed-term employees for a total of 3,674 employees.

Production at our mining operations is dependent upon the efforts of our employees and our relations with our unionized and non-unionized employees. Some of our employees are represented by labour unions under various collective labour agreements. The collective bargaining agreement covering the workers at the Otjikoto Mine has historically been negotiated annually, however, the current collective bargaining agreement is valid for a two-year term. The collective bargaining agreement remains in place until the negotiations relating to the next subsequent agreement are complete. In addition, our employees at the Fekola Mine are part of a union that governs the entire mining industry in Mali and the Fekola delegates have created an executive office, affiliated with the Section of Trade, Mines and Industry in Mali and the National Workers Union in Mali. Currently, all labour discussions are managed through union delegates that are elected during site-wide elections. Labour relations are currently positive at the Otjikoto Mine and the Fekola Mine.

International Operations

Our principal operations and assets are located in Mali, Namibia, the Philippines, Colombia and Burkina Faso. In addition, we have an approximate 33% indirect ownership interest in the Nicaraguan Assets through our equity interest in Calibre. Our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, government regulations (or changes to such regulations) with respect to restrictions on production, export controls, income taxes, royalties, excise and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, local ownership requirements and land claims of local people, regional and national instability and security, mine safety, and sanctions. The effect of these factors cannot be accurately predicted. See "Risk Factors" below.

Environmental Protection

Our activities are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. We are required to obtain governmental permits and, in some instances, provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Violations of environmental, health and safety laws are subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to our projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures.

Additionally, environmental laws in some of the countries in which we operate require that we periodically perform audits and environmental impact studies at our mines. These studies could reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities.

Our current aggregate closure and reclamation cost estimate at the Fekola Mine, the Masbate Gold Project and the Otjikoto Mine is approximately $87 million on an undiscounted basis. These estimates are generally based on conceptual level engineering and will be updated periodically to reflect changes in site conditions and the life of mine ("LoM") plans. See "Environmental, Occupational Health and Safety, Social and Regulatory" below and the disclosure regarding environmental matters under the respective descriptions of our material properties for further details regarding environmental matters.

Environmental, Occupational Health and Safety, Social and Regulatory

Our Board has a Health, Safety, Environment, Social and Security Committee (the “HSESS Committee”) that assists the Board in overseeing our health, safety, environmental, corporate social responsibility and security policies and programs, and our health, safety, environmental , corporate social responsibility and security risk management and performance, including cybersecurity. The HSESS Committee, comprised of five directors, four of which are independent directors, meets quarterly with management to review current and emerging issues, evaluate performance and risk management, and to evaluate and update policies and procedures.

HSE Management Systems

We have implemented Health, Safety and Environmental ("HSE") Management System Standards and Occupational Health and Safety, Environmental and Biodiversity Performance Standards at the corporate level that define the requirements for the development and implementation of both corporate and site HSE management systems. Our HSE Management System and Performance Standards are based on international standards including compliance with in-country regulations, relevant International Organization for Standardization ("ISO") and Occupational Health and Safety standards, and reliance on the International Finance Corporation (the "IFC") Performance Standards and international best practices in cases where national regulatory systems are not sufficiently stringent. These management systems enable us to mitigate and manage the potential risks and impacts of our operations.

We implement the HSE management systems and manage HSE and social performance with dedicated HSE and social personnel at both the corporate and site levels. The following is a brief summary of HSE management systems in place across our different projects:

  Fekola Mine: The Fekola Mine continues to develop and implement a full HSE management system that complies with all local and national regulatory requirements as well as corporate HSE Management Systems and Performance Standards requirements on health, safety, environment and biodiversity. The external audit program of our Management System and Performance Standards was suspended in 2020 due to COVID-19; however, the site continued to improve management system processes and the audit program is scheduled to resume in 2021.

  Masbate Gold Project: The Masbate Gold Project maintains an HSE management system based on our HSE Management System and Performance Standards. In addition, the Masbate Gold Project maintains ISO 14001 certification (to ISO 14001:2015) and evaluates its management of cyanide in relation to the International Cyanide Management Code. The HSE management system and HSE performance is audited by independent experts. This external audit program was temporarily suspended in 2020 due to COVID-19, however the site continued to improve management system processes and the audit program is scheduled to resume in 2021.

  Otjikoto Mine: The Otjikoto Mine continues to develop and implement a full HSE management system in compliance with local and national regulatory requirements as well as corporate HSE Management System and Performance Standards requirements on health, safety, environment and biodiversity. The HSE management system and performance includes annual auditing of the Otjikoto Mine by independent experts. This external audit program was temporarily suspended in 2020 due to COVID-19, however the site continued to improve management system processes and the audit program is scheduled to resume in 2021.

  Gramalote Project: The Gramalote Project is in the development stage of the mine lifecycle, however, it also maintains a full HSE and social management system. The Gramalote Project is in the process of adapting its systems to our Policies and Standards (following our transition to operational manager in 2020). The Gramalote Project maintains ISO 45001 certification for its social management system. The Gramalote Project will implement an external audit program of its HSE and social management systems and performance as it progresses into construction and operations.

  Regional Exploration Projects: Regional exploration projects adhere to the same HSE and social responsibility policies as the rest of our projects, and apply specific standards, procedures, and processes as are relevant and applicable to each site.

  Reclamation and Care and Maintenance Sites: Reclamation and care and maintenance sites adhere to the same HSE and social responsibility policies as the rest of our projects, and apply specific standards, procedures, and processes as are relevant and applicable to each site.

In addition, we work with occupational health, safety, and environmental regulatory agencies to ensure that the performance of our operations is at a level that is acceptable to regulatory authorities. We have adopted occupational health and safety policies designed to ensure the protection and promotion of the safety, human health, and welfare of our employees. We encourage open dialogue and have prepared procedures for responding to concerns of all entities with respect to HSE issues.

We have been monitoring the COVID-19 pandemic and dealing with its impact at our operations since mid-February 2020. We have implemented measures and introduced additional precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of our employees, contractors, suppliers and surrounding communities. Currently, all corporate personnel travel has been restricted to absolute minimum requirements and employees have been encouraged to work remotely. At each of our three operations in Mali, the Philippines and Namibia, and our development project in Colombia, we have implemented many control measures for dealing with the outbreak of COVID-19. These include: pre-screening for symptoms and travel history with possible COVID-19 exposure of any employees, visitors and contractors (site personnel) prior to any travel to or from a site and isolation, where necessary, from the general site population; pretests; operational protocols; aggressive contact tracing; and close work with local health authorities. Each site has implemented restrictions and isolation procedures that are particular to each region's situation and response capabilities. We expect that procedures will continue to evolve according to the World Health Organization and Centers for Disease Control guidelines. A critical care specialist has been consulting us on the guidelines and global implementation.

Environmental

We comprehensively updated our Environmental and Biodiversity Policies and Standards in 2018 to incorporate recent developments and improvements in industry standards, as well as our growth. In 2019, we developed a comprehensive Environmental Strategic Plan for 2020 to 2023. This Strategic Plan identifies key environmental aspects and defines specific objectives and targets for our operations, providing a road map for improved environmental risk management and performance in line with our overall company strategy. The Strategic Plan is currently defined through 2023 but will be extended and updated at regular intervals. Two critical areas that have come to the forefront in recent years are tailings stewardship and climate change risk, and both of these aspects are integral to our environmental management strategies.

Community

Our Social Responsibility and Human Rights Policy was updated in 2020 and defines our commitment to facilitate a positive and sustainable legacy by understanding and managing the social and economic impacts and opportunities resulting from our presence. We are committed to open and respectful engagement with our stakeholders. We respect community rights, interests, and culture, and where Indigenous peoples are identified we work to obtain their free, prior and informed consent. We recognize human rights, as defined in the International Bill of Human Rights, and align our approach to human rights risk management with the United Nations Guiding Principles on Business and Human Rights (the "UNGPs") and the Voluntary Principles on Security and Human Rights (the "VPSHR").

We have also adopted a set of Social Performance Standards at the corporate level to provide minimum requirements for the social practices and performance of our operations. Our Social Performance Standards align with international best practices, including those of the IFC, the International Council on Mining and Metals (the "ICMM") and the UNGPs. Our Social Performance Standards manage key issues including stakeholder engagement, grievance management, community investment, land acquisition and resettlement, local content, human rights, artisanal and small-scale mining and social closure.

We conducted internal audits of these Social Performance Standards at all our operations by the end of 2019, with results reported to the Senior Vice President, Operations and site general managers. In 2020, we advanced the planning for third-party audits to be conducted in 2021. With the support of external experts, we also conducted human rights risk assessments and security risk assessments in accordance with the VPSHR. These assessments, including recommendations to address salient risks and impacts, are discussed and confirmed with our executives and reported to the HSESS Committee. In 2020, a VPSHR risk assessment was carried out at the Otjikoto Mine.

We have also implemented a Supplier Code of Conduct as part of our commitment to human rights and ongoing efforts to improve supplier management. It outlines our expectations that suppliers act in accordance with our corporate commitments in their management of health and safety, labour and human rights, the environment, business conduct and ethics, and socio-economic development.

Our Community Investment Standard, which aligns with the IFC Performance Standards and ICMM guidance on community development, defines how we focus on sustainable contributions to the communities where we operate. In 2020, as a result of the COVID-19 pandemic, we adapted our strategy to deliver key planned projects while at the same time providing emergency support to local and national governments' response plans and to the most pressing needs of local communities. The following is a brief summary of our community development efforts in 2020:

  Fekola Mine: We committed $0.5 million towards the Mali government's COVID-19 response plan, which included funds for much needed medical supplies, and provided support to local communities surrounding the Fekola Mine through the donation of hygiene kits and sanitization campaigns. We were also able to continue the implementation of planned community investment programs in the areas of education, health, water and sanitation, child protection and alternative livelihoods. Community investment programs are implemented pursuant to a multi-year Community Development Plan (the "CDP"), developed in consultation with local stakeholders and which provides for decision-making driven by local stakeholders. Under the CDP, 12 projects were presented by communities in 2020 and approved by the CDP steering committee for implementation. Ten projects were completed in 2020 and two were still in progress as of December 31, 2020, including the construction of primary and secondary schools and a community health center, installation of community water borehole hand pumps and the implementation of a fish farming project. A total amount of $0.6 million was invested in the CDP in 2020.

  Masbate Gold Project: Philippine regulations mandate that a social tax equal to 1.5% of operational costs is invested in support of socio-economic development in the areas impacted by a mining operation, resulting in a significant community investment budget managed by the Masbate Gold Project in coordination with local stakeholders through an annual Social Development Management Plan (the "SDMP"). In 2020, due to the severe impacts of COVID-19, the Philippine government instructed mining companies to direct SDMP funds to provide emergency assistance to local governments and communities in line with the government's COVID-19 response plan. Our assistance included the provision of medical supplies and donation of two ambulances to local hospitals, food assistance to frontline workers and food packages to more than 21,000 families, with total expenditures of $0.6 million. Other community development initiatives continued in 2020 as planned, including continued financial assistance to 1,243 high school and 849 college students and to 43 barangay education workers, the construction of a food processing centre and related machinery and equipment, and the development of 18 water distribution systems in 16 neighboring barangays benefitting 2,518 households. Significant ongoing environmental programs continued in 2020 including mangrove reforestation, coral reef rehabilitation and resource management activities.

  Otjikoto Mine: Our community investment in Namibia is focused on education, health, environment, small business development, and arts and culture. In addition to these key focus areas, in 2020 we significantly supported national efforts to respond to the COVID-19 pandemic. In April 2020, B2Gold Namibia (Proprietary) Limited ("B2Gold Namibia") made an initial contribution of $0.2 million that supported both targeted government interventions and the Development Workshop of Namibia, a non-governmental organization. This contribution helped fund hygiene, sanitation and food security projects in the informal residential areas of urban townships throughout the country, including sanitization and installation of simple community hand washing stations that reached over 70,000 residents. In July 2020, we contributed $2 million to assist the Namibian government's COVID-19 relief program. We also launched the Rhino Gold Bar philanthropic conservation initiative in early 2020 with the donation of 1,000 ounces of gold (valued at approximately $2 million) produced from our Otjikoto Mine to support the preservation of the black rhino population in the country and the communities that protect them. In 2020, we also supported programs in early childhood development, primary and secondary schools, vocational education, and teacher skills development. A primary school was built in the town of Otjiwarongo benefiting 320 pupils. Healthcare programs provided mobile services to reach remote communities and informal settlements in the capital city of Windhoek.

  Gramalote Project: In response to the impacts of the COVID-19 pandemic, the Gramalote Project supported local governments and communities in 2020 through donations of medical equipment and tests to local hospitals and food support to local communities. The Gramalote Project also continued the implementation of the La Maria pilot project for the formalization of informal artisanal and small-scale miners in line with applicable national policies and regulations. We supported the artisanal and small-scale miners in preparing and obtaining environmental permits and complementary work plans, along with technical training and analysis for best gold processing alternatives.

  Vancouver, Canada: As a Canadian company, we are also committed to supporting community initiatives at home through our Canadian CSR Fund. In 2020, we provided C$1 million in financial support to community organizations in Metro Vancouver, Canada, which are on the frontline in assisting local communities impacted by the COVID-19 pandemic.

Diversity and Inclusion

In 2019, we launched our gender diversity initiative, which included a company-wide consultation project that formed the baseline of a three-year Gender Diversity Strategy. In 2020, we continued to implement our Gender Diversity Strategy, including the adoption of a Diversity and Inclusion Statement.

In our Diversity and Inclusion Statement, we recognize the value of diversity and strive to eliminate employment barriers that interfere with the establishment of equal opportunities. We are dedicated to equitable treatment of all persons, irrespective of gender, race, ethnicity, nationality, religion and sexual orientation, as well as reasonable and safe accommodation of people with disabilities. We promote diversity through: global and regional leadership that is active, committed and accountable; strategies and plans to identify and remove barriers; policies that are fair, call for equal access and treatment, and inform principled decision-making and behaviour; training and development that support growth in the Company, providing career advancement opportunities and building talent pipelines; engagement that stimulates dialogue, awareness, education and collaboration; change by way of actionable measures that is informed by and assessed through metrics; and grievance mechanisms with remedial action in cases of proven discrimination and harassment.

Our annual Responsible Mining Report, a copy of which is available on our website at www.b2gold.com, provides an expanded discussion of our environmental, social and governance risk management and performance.

SUMMARY OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Mineral Reserves are reported from pit designs and underground stope designs based on Indicated Mineral Resources. Mineral Resources are reported inclusive of those Mineral Resources that have been converted to Mineral Reserves.

Economic parameters such as mining costs, processing costs, metallurgical recoveries and geotechnical considerations have been applied to determine economic viability of the Mineral Reserves based on a gold price of US$1,500 per ounce ("/oz"). Mineral Reserves contained in stockpiles that meet the project-specific Mineral Reserve cut-off grades are also included for the Fekola Mine, the Masbate Gold Project and the Otjikoto Mine.

Mineral Resources amenable to open pit mining are constrained with conceptual pit shells defined by economic parameters and using a gold price of US$1,800/oz, except where otherwise noted. Mineral Resources amenable to underground mining methods are reported above cut-off grades defined by site operating costs and using a gold price of US$1,800/oz. Mineral Resources contained in stockpiles that meet the project-specific cut-off grades are also included for the Fekola Mine, the Masbate Gold Project and the Otjikoto Mine. Gold grades are expressed in grams per tonne of gold (“g/t Au”).

Except where stated otherwise, Mineral Reserve and Mineral Resource estimates for our operating mines have been updated to account for mining depletion, using topographic surfaces as of December 31, 2020. These Mineral Reserve and Mineral Resource estimates are reported by project/mine on both a 100% project basis reflecting the total Mineral Resources and Mineral Reserves and the applicable project specific attributable basis reflecting our ownership interest (details in table footnotes below).

Probable Mineral Reserves Statement

Country	Mine or Project	100% Project Basis			Attributable Ownership Basis
		Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Mali	Fekola	69,500	1.89	4,220	80	55,600	1.89	3,380
Philippines	Masbate	84,000	0.80	2,170	100	84,000	0.80	2,170
Namibia	Otjikoto	13,800	1.77	790	90	12,400	1.77	710
Total Probable Mineral Reserves (includes stockpiles)				7,180				6,260

Notes:

1. Mineral Reserves have been classified using the CIM Standards. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

2. Fekola Mine: Mineral Reserves are reported on a 100% project and an 80% attributable basis, the remaining 20% interest is held by the State of Mali. The Mineral Reserves have an effective date of December 31, 2020 and have been prepared by Peter D. Montano, P.E., our Project Director, and a Qualified Person under NI 43-101. Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,500/oz, metallurgical recovery of 94%, selling costs of $126.38 per ounce of gold ("/oz Au") including royalties, average mining cost of US$2.04 per tonne ("/t") mined, average processing cost of US$14.84/t processed, and site general costs of US$6.62/t processed. Reserve model dilution and ore loss was applied through whole block averaging such that at a 0.65 g/t Au cut-off there is a 0.3% increase in tonnes, a 1.3% reduction in grade, and 1.0% reduction in ounces when compared to the Mineral Resource model. Mineral Reserves are reported above a cut-off grade of 0.65 g/t Au.

3. Masbate Gold Project: Mineral Reserves are reported on a 100% project basis. Pursuant to the ore sales and purchase agreement between Filminera Resources Corporation ("Filminera") and Philippine Gold Processing & Refining Corporation ("PGPRC"), our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project. We have a 40% interest in Filminera, which owns the majority of the Masbate Gold Project tenements. Please see "Material Properties - Masbate Gold Project" below for a further discussion of the foregoing. The Mineral Reserves have an effective date of December 31, 2020. The Qualified Person for the estimate is Kevin Pemberton, P.E., our Chief Mine Planning Engineer. Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,500/oz, modeled metallurgical recovery (resulting in average LoM metallurgical recoveries by pit that range from 62-86%), and average base operating cost estimates of US$1.42-$1.68/t mined (mining), US$11.33/t processed (processing) and US$2.22-$3.70/t processed (general and administrative). Dilution and ore loss were applied through whole block averaging such that at a cut-off of 0.45 g/t Au, there is a 5.8% increase in tonnes, a 5.5% reduction in grade and 0.1% increase in ounces when compared to the Mineral Resource model.  Mineral Reserves are reported at cut-offs that range from 0.36-0.51 g/t Au.

4. Otjikoto Mine: Otjikoto Mineral Reserves are reported on a 100% project and a 90% attributable basis; the remaining 10% interest is held by EVI Mining (Proprietary) Ltd. ("EVI"), a Namibian empowerment company. The Otjikoto Mineral Reserves within the open pits and stockpiles have an effective date of December 31, 2020 and have been prepared by Peter D. Montano, P.E., our Project Director, and a Qualified Person under NI 43-101. Mineral Reserves to be mined using open pit methods or in stockpiles are based on a conventional open pit mining method, gold price of US$1,500/oz, metallurgical recovery of 98%, selling costs of US$63.49/oz Au including royalties and levies, average mining cost of US$2.27/t mined, average processing cost of US$12.06/t processed, and site general costs of US$3.07/t processed. Reserve model dilution and ore loss was applied through whole block averaging such that at a 0.45 g/t Au cut-off there is a 2.3% decrease in tonnes, a 2.2% reduction in grade, and a 4.4% reduction in ounces when compared to the Mineral Resource model. Mineral Reserves to be mined using open pit methods or in stockpiles are reported above a cut-off grade of 0.45 g/t Au. Mineral Reserves to be mined using underground methods at Wolfshag have an effective date of December 31, 2020, and have been prepared Randy Reichert, P. Eng, our Vice President, Operations, and a Qualified Person under NI 43-101. Mineral Reserves to be mined using underground methods are based on a modified transverse longhole stoping mining method, gold price of US$1,350/oz, metallurgical recovery of 98%, selling costs of US$63.49/oz Au including royalties and levies, average mining cost of US$84.83/t mined, average processing cost of US$12.06/t processed, general costs of US$3.07/t processed, 10% dilution, and 90% mining recovery. Mineral Reserves to be mined using underground methods are reported above a cut-off grade of 2.68 g/t Au.

5. Stockpiles: Mineral Reserves in stockpiled material are reported in the totals for the Fekola Mine, the Masbate Gold Project and the Otjikoto Mine, and were prepared by mine site personnel at each operation. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine grade control ("GC") methods. Stockpile cut-offs vary by deposit, from 0.4-0.65 g/t Au.

Indicated Mineral Resource Statement

Country	Mine or Project	100% Project Basis			Attributable Ownership Basis
		Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Mali	Fekola	117,100	1.51	5,700	80	93,700	1.51	4,560
Philippines	Masbate	136,400	0.81	3,540	100	136,400	0.81	3,540
Namibia	Otjikoto	43,800	1.00	1,400	90	39,400	1.00	1,260
Burkina Faso	Kiaka	200,400	0.84	5,380	81	162,300	0.84	4,360
Colombia	Gramalote	173,400	0.73	4,060	50	86,700	0.73	2,030
Total Indicated Mineral Resources (includes Stockpiles)				20,900				15,760

Inferred Mineral Resource Statement

Country	Mine or Project	100% Project Basis			Attributable Ownership Basis
		Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Mali	Fekola	13,900	1.15	510	80	11,100	1.15	410
	Anaconda Area	21,600	1.11	770	85	18,300	1.11	650
	Cardinal	13,000	1.54	640	80	10,400	1.54	510
Philippines	Masbate	31,600	0.79	800	100	31,600	0.79	800
Namibia	Otjikoto	12,300	1.36	540	90	11,000	1.36	480
Burkina Faso	Kiaka	57,100	0.69	1,260	81	46,300	0.69	1,020
Colombia	Gramalote	58,200	0.59	1,100	50	29,100	0.59	550
Total Inferred Mineral Resources				5,620				4,440

Notes:

1. Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

2. Fekola Mine: Mineral Resources are reported on a 100% project and an 80% attributable basis, the remaining 20% interest is held by the State of Mali. The Mineral Resources have an effective date of December 31, 2020. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., our Senior Vice President, Exploration. The Qualified Person for the stockpile estimate is Peter Montano, P.E., our Project Director. Mineral Resource estimates assume an open pit mining method, gold price of US$1,800/oz, metallurgical recovery of 94%, selling costs of US$151.13/oz including royalties and average operating cost estimates of US$2.04/t mined (mining), US$14.84/t processed (processing) and US$6.62/t processed (general and administrative). Mineral Resources are reported at a cut-off of 0.4 g/t Au.

3. Anaconda Area: Mineral Resources are reported on a 100% project and an 85% attributable basis; under the 2012 Mining Code, the State of Mali has a 10% free carried interest with an option to acquire an additional 10% participating interest, and 5% is held by a third party. The Mineral Resources were prepared in March 2017 and have an effective date of December 31, 2019. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., our Senior Vice President, Exploration. Mineral Resource estimates assume an open pit mining method, gold price of US$1,400/oz, metallurgical recovery of 95%, and average operating cost estimates of US$1.75/t mined (mining), US$8.10/t processed (processing) and US$2.75/t processed (general and administrative). Mineral Resources are reported at a cut-off of 0.35 g/t Au. For a discussion regarding the current status of the Menankoto Sud (as defined below) exploration permit, see “Material Properties – Fekola Mine – Property Description, Location, and Access” below.

4. Cardinal: Mineral Resources are reported on a 100% project and an 80% attributable basis, the remaining 20% interest is held by the State of Mali (as part of the Médinandi Exploitation License). The Mineral Resources have an effective date of March 12, 2021. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., our Senior Vice President, Exploration. Mineral Resource estimates assume an open pit mining method, gold price of US$1,800/oz, metallurgical recovery of 94%, and operating cost estimates of US$2.00-US$2.25/t mined (mining) for oxide and US$2.50/t mined (mining) for sulphide, US$7.54-US$9.42/t processed (processing) for oxide and US$12.50/t processed (processing) for sulphide, US$0.48/t processed (haulage), and US$0.52/t processed (general and administrative). Mineral Resources are reported at a cut-off of 0.25 g/t Au for oxide and 0.50 g/t Au for sulphide.

5. Masbate Gold Project: Mineral Resources are reported on a 100% project basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project. We have a 40% interest in Filminera, which owns the majority of the Masbate Gold Project tenements. Please see "Material Properties - Masbate Gold Project" below for a further discussion of the foregoing. The Mineral Resources have an effective date of December 31, 2020. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., our Senior Vice President, Exploration. The Qualified Person for the stockpile estimate is Kevin Pemberton, P.E., our Chief Mine Planning Engineer. Mineral Resource estimates assume an open pit mining method, gold price of US$1,800/oz, modeled metallurgical recovery (resulting in average metallurgical recoveries by resource area that range from 57-85%), and operating cost estimates of US$1.41-US$1.67/t mined (mining), US$11.33/t processed (processing) and US$2.20-US$3.70/t processed (general and administrative). Mineral Resources are reported at an average cut-off of 0.37 g/t Au.

6. Otjikoto Mine: Mineral Resources are reported on a 100% project and a 90% attributable basis; the remaining 10% interest is held by EVI. The Mineral Resources have an effective date of December 31, 2020. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., our Senior Vice President, Exploration. The Qualified Person for the stockpile estimate is Peter Montano, P.E., our Project Director. Mineral Resource estimates that are amenable to open pit mining methods assume a gold price of US$1,800/oz, metallurgical recovery of 98%, and operating cost estimates of US$2.27/t mined (mining), US$12.06/t processed (processing) and US$3.07/t processed (general and administrative). Mineral Resources that are amenable to open pit mining are reported at a cut-off of 0.26 g/t Au. Mineral Resources that are amenable to underground mining are reported at cut-offs of 1.7 or 2.7 g/t Au.

7. Kiaka Project: Mineral Resources are reported on a 100% project and an 81% attributable basis; the remaining interest is held by GAMS (9%) a Cypriot company, and the Government of Burkina Faso (10%). The Mineral Resource estimate has an effective date of December 31, 2020. The Qualified Person for the estimate is Tom Garagan, P. Geo., our Senior Vice President, Exploration. Mineral Resources assume an open pit mining method, gold price of US$1,800/oz, metallurgical recovery of 89.6%, and average operating cost estimates of US$2.08/t mined (mining), US$10.84/t processed (processing), and US$2.50/t processed (general and administrative). Mineral Resources are reported at a cut-off of 0.35 g/t Au.

8. Gramalote Project: Mineral Resources are reported on a 100% project and a 50% attributable basis; the remaining 50% interest is held by a subsidiary of AngloGold. The Mineral Resource estimate has an effective date of December 31, 2020. The Qualified Person for the estimate is Tom Garagan, P.Geo., our Senior Vice President, Exploration. Mineral Resources assume an open pit mining method, gold price of US$1,800/oz., metallurgical recovery of 81.7-84% for oxide and 90.9-97.6% for sulphide, and operating cost estimates of US$1.99-US$2.36/t mined (average mining cost), US$4.79-US$4.89 for oxide and US$7.45-US$7.55/t for sulphide processed (processing) and US$2.10/t processed (general and administrative). Mineral Resources are reported at cut-offs of 0.15 g/t Au for oxide and 0.18 g/t Au for sulphide.

9. Stockpiles: Mineral Resources in stockpiled material are reported in the totals for the Fekola Mine, the Masbate Gold Project and the Otjikoto Mine and were prepared by mine site personnel at each operation. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine GC methods.

MATERIAL PROPERTIES

Fekola Mine

Certain portions of the following information are derived from and based on the technical report entitled "Fekola Gold Mine, Mali, NI 43-101 Technical Report" that has an effective date of December 31, 2019, and was prepared by Tom Garagan, P.Geo., Peter Montano, P.E., John Rajala, P.E., our Vice President, Metallurgy, and Ken Jones, P.E., our Director, Sustainability (the "Fekola Report"), and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Fekola Mine, please refer to the Fekola Report, which is available on SEDAR at www.sedar.com. Information that post-dates the Fekola Report is provided by B2Gold.

Property Description, Location, and Access

The Fekola Mine is located in southwestern Mali on the border between Mali and Senegal, about 210 km south of Kayes and approximately 40 km south of the city of Kéniéba. The Fekola Mine is accessible by road from Dakar or by road or air from Bamako. From Bamako to Kéniéba, it is approximately 480 km along the Millennium Highway, then 40 km on unsealed roads to the mine site. The main access to the mine is by air. We constructed a gravel airstrip adjacent to the mine and operate regularly scheduled flights from Bamako to the mine site.

Permit number 2014/0070 PM-RM (the "Médinandi Exploitation License"), which has an area of 75 square kilometers ("km2") was granted on February 13, 2014, and is valid to February 13, 2044, a 30-year term, which is renewable by successive periods of 10 years until the exhaustion of the Mineral Reserves. The Médinandi Exploitation License was initially held in the name of Songhoi Resources SARL ("Songhoi"). In October 2014, we acquired a 90% interest in Songhoi through the acquisition of Papillon Resources Pty. Ltd. ("Papillon"), and in January 2015 we purchased the remaining 10% non-controlling interest in Songhoi held by Mani SARL. We hold an additional two exploration licences in the Fekola area.

Fekola S.A., our Malian exploitation company, was incorporated on March 17, 2016 and merged with Songhoi in December 2016 to become the holder of the Médinandi Exploitation Licence. As required under the 2012 Mining Code (Mali) (the "2012 Mining Code"), we were required to contribute a 10% free carried non-dilutable interest in Fekola S.A. to the State of Mali, and the State of Mali also had the option to purchase an additional 10% participating interest in Fekola S.A., which it exercised as described below. As a result, the State of Mali holds a 20% interest in Fekola S.A., and we hold the remaining 80% interest.

Subsequently we entered into a mining convention with the State of Mali in the form required under the 2012 Mining Code that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Mine (as amended, the "Fekola Convention"). In August 2017, we finalized certain additional agreements with the State of Mali including a shareholders agreement (the "Fekola Shareholders Agreement"), the share purchase agreement pursuant to which the State of Mali exercised its right to acquire its additional 10% ownership interest in Fekola S.A. (the "Share Purchase Agreement") and an amendment to the Fekola Convention to address and clarify certain issues under the 2012 Mining Code. The Fekola Convention governs the procedural and economic parameters under which we operate the Fekola Mine. In August 2017, the Fekola Shareholders Agreement and the Share Purchase Agreement were signed by the relevant Malian government ministers. In August 2018, the participation of the State of Mali in Fekola S.A. for a total of 20% was approved by the Malian Council of Ministers, through an ordinance and a decree of the Council of Ministers and signed by the President of Mali. In light of such approval, we transferred ownership of 20% of Fekola S.A. to the State of Mali. The first non-participating 10% of the State of Mali's ownership entitles it to an annual priority dividend equivalent to 10% of calendar net income of Fekola S.A. The second fully participating 10% of the State of Mali's interest entitles it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to us.

Priority dividends are based on 10% of the Fekola Mine's annual net income each year and are accounted for as an income tax. Priority dividend payments are due and payable in the second quarter following the year in which the obligation was generated. For 2020, the priority dividend obligation accrued of $50 million is expected to be paid in June 2021. In addition to the priority dividends payable annually to the State of Mali, the second 10% tranche of the State's interest in the Fekola Mine also attracts ordinary dividends for which the first distribution commenced in December 2020, following the final repayment of the intercompany loans and interest related to the construction and start-up of the Fekola Mine. Ordinary dividends are now expected to be declared at least annually going forward and will be based on free cash flows generated from the Fekola Mine's operations after funding its capital expenditures and working capital requirements. Ordinary dividends will be allocated 8/9ths to our account and 1/9th to the State of Mali based on the Company's and the State's respective ordinary shareholdings. Ordinary dividend distributions are subject to a 10% withholding tax.

In September 2019, a new mining code was enacted in Mali (the "2019 Mining Code"). The 2019 Mining Code expressly states that mining titles that are valid at the time the 2019 Mining Code came into force remain valid for their term and for the substance for which they have been issued. In addition, the mining conventions in force at the date of the 2019 Mining Code, including the Fekola Convention, remain valid for their term and benefit from the stabilization of their tax and customs regime provided under such conventions. As a result of the Fekola Convention, the tax regime applicable to the Fekola Mine is not changed as a result of the 2019 Mining Code.

The State of Mali owns all surface rights in the Fekola Mine area, and no surface rights have been registered to a private entity. There are a number of small villages in the Médinandi Exploitation License area, but there are currently no known inhabitants in a "no-go" zone, which is the area required for mining operations, infrastructure, and a 500 metre ("m") buffer zone around the active blasting area. Farmers and other inhabitants have previously been relocated and compensation has been paid. In June 2019, we completed the relocation of the Fadougou village. While the village relocation was not a requirement in the construction permit, after extensive stakeholder engagement with the local population, we decided to proceed with relocation due to the near proximity of the village to the mine site. There are no expected future payments or liabilities associated with the completed relocation effort.

A 1.65% NSR royalty on production from the Fekola Mine is payable to a local Malian company.

The 2012 Mining Code introduced an ad valorem tax applicable to all substances, the taxable basis of which is the square-mine value of extracted substances, exported or not, minus intermediary fees and expenses. The tax rate is based on specified mining groups. Gold and other precious metals are levied at a 3% royalty rate. Value-added tax ("VAT") is also payable in Mali; however, the 2012 Mining Code has a provision that exploitation licence holders have a three-year VAT exemption period from the start of production, which expired for the Fekola Mine on November 30, 2020. The Industrial and Commercial Profits tax or company tax is 30%.

Under the 2012 Mining Code, for exploitation licence holders, there is a 15-year period from the start of production where the corporate income tax is reduced to 25%. Holders of an exploitation licence that produce, in one year, more than 10% of the expected quantity fixed in the annual production program approved by their shareholders' general assembly are liable for additional taxes. This consists of standard taxes and rights applying to operations and results relating to overproduction.

In addition, a special tax on certain products (Impôt Spécial sur Certains Produits or "ISCP"), calculated on the basis of turnover exclusive of VAT, applies and is based on the specified mining group assignment. Under the Fekola Convention, the applicable ISCP rate is 3%. Fekola S.A. is also subject to a stamp duty of 0.6% of its revenue.

There are two additional licences located approximately 20–25 km to the north of the Fekola Mine that host the Anaconda Area mineralization. The exploration permit (“Menankoto Sud”) was held by Menankoto SARL, in which we hold a 95% interest, and a Malian company, Societe d’Ingeneirie Informatique et Exploitation SARL, which held 5%. The Menankoto Sud exploration permit has an area of 52 km2. The permit was originally granted on February 4, 2014 and expired on February 3, 2021. Menankoto SARL applied for a one year renewal of the Menankoto Sud exploration permit in early February 2021 and was subsequently advised in early March 2021 that the new permit would not be granted to Menankoto SARL. We strongly believe that Menankoto SARL is entitled to a renewal of the permit under applicable law and we are engaged in ongoing discussions with the Government of Mali to clarify the situation. Readers are cautioned that the disclosure in this Annual Information Form regarding Menankoto Sud and the Anaconda Area is qualified by the uncertainty regarding the Menankoto Sud exploration permit described above.

The prospecting authorization (“Bantako Nord”) is held by Dampan Ressources, in which we hold a 90% interest and a Malian company, Dioula Ressources SARL, holds 10%. The Bantako Nord prospecting authorization has an area of 10 km2. The prospecting authorization was granted on November 27, 2018 and is valid until November 26, 2021. The process for renewal of this prospecting authorization has commenced. We expect that the Bantako Nord renewal will be subject to the 2019 Mining Code, and therefore that the prospecting authorization will be converted into an exploration permit at the time of renewal (as the 2019 Mining Code does not provide for prospecting authorization). Under this new system, Bantako Nord will be renewable for two additional three-year periods.

To the extent known, there are no other significant factors or risks that might affect access or title to, or the right or ability to perform work on, the property, including permitting and environmental liabilities which the project is subject to, that have not been discussed in this Annual Information Form.

History

A number of companies have completed exploration activities in the general Fekola area, including Société Nationale de Recherches et d'Exploitation des Ressources Minières de Mali, Bureau de Recherches Géologiques et Minières, the Guefest Company, Western African Gold and Exploration S.A., Randgold Resources Ltd., Central African Gold plc and Papillon.

The work programs included geological reconnaissance, interpretation of Landsat and aeromagnetic data, regional geological and regolith mapping, ground induced polarization ("IP") geophysical surveys, airborne magnetic and electromagnetic surveys, soil, rock, and termite geochemical sampling, trenching, auger, rotary air blast ("RAB"), air core, reverse circulation ("RC") and core drilling, Mineral Resource and Mineral Reserve estimates and updates to those estimates, environmental studies to support environmental permit applications, geotechnical and hydrological surveys and water sampling, topographic surveys, metallurgical sampling, upgrading of access roads and the accommodation camp, and mining and technical studies. There are no historical estimates that are relevant to the current Mineral Resources and Mineral Reserves.

Using assumptions and allowances in the 2004 Australasian JORC Code, Papillon completed a scoping-level study in 2012, and a pre-feasibility study in 2013; both studies indicated positive project economics. We completed the Fekola feasibility study in 2015 (the “2015 Feasibility Study”), and subsequently commenced mine development activities. We discovered the Anaconda Area in 2014 and announced an initial Mineral Resource estimate for the zone in 2017.

Fekola Mine construction was successfully completed in late September 2017, and the mine achieved commercial production on November 30, 2017. The plant throughput was expanded from the 4 Mtpa envisaged in the 2015 Feasibility Study to a nameplate 5 Mtpa as constructed. In 2018, as a result of comminution studies, the throughput rate was expanded, with no plant modifications, to 5.5 Mtpa and the plant was confirmed to be able to process 6 Mtpa with no modifications to existing plant and equipment. The Fekola PEA indicated that a further plant expansion to 7.5 Mtpa would have positive economics. The plant expansion commenced in late 2019 and was commissioned several weeks ahead of schedule in September 2020.

There are known zones of artisanal mining activity within the Fekola Mine area and the Anaconda Area.

Geological Setting, Mineralization, and Deposit Types

The Fekola deposit, Cardinal deposit and Anaconda Area are hosted in Birimian Supergroup rocks within the eastern portion of the Paleo-Proterozoic Kédougou-Kéniéba inlier, which covers eastern Senegal and western Mali. They are considered examples of orogenic-style gold deposits.

The Fekola deposit is hosted by a moderate to steeply west dipping, folded sequence of marine meta-sediments of the Kofi group. The deposit has been subjected to greenschist facies metamorphism. Gold mineralization is associated with fine-grained disseminated pyrite and local pyrite veinlets. The Fekola deposit, including the Fekola North Extension, has been outlined along strike for approximately 3.5 km, up to 200 m in width and extending, based on current drilling, to at least 440 m in depth. The greatest continuity is observed within a high-grade ("HG") shoot (>2 g/t Au) which plunges approximately 14° to the north-northwest in the south end of the Fekola deposit, flattening to about 5º around the Fekola North Extension area. The deposit remains open along strike and down plunge.

The Cardinal deposit, which includes the FMZ deposit, is hosted in southwest-striking mudstones interlayered with fine-grained diorite sills. This package dips westerly at an angle of approximately 50º at Cardinal, steepening to as much as 70º in the FMZ zone. The host stratigraphy is intruded by late feldspar-porphyritic dykes. All rocks are metamorphosed to greenschist facies. Mineralization is hosted in a series of west-dipping, brittle–ductile shears that are moderately to strongly discordant to lithology contacts—the latter being prevalent in FMZ. A halo of pervasive silicification locally accompanies these veins within the mineralized portion of the shear zone. Gold is spatially associated with the quartz–carbonate veins and is strongly associated with the coarse grained pyrite (± pyrrhotite in mudstone host) in the wallrock to veins. Rare visible gold has been noted within the quartz–carbonate veins. Gold mineralization at the Cardinal and FMZ zones extends over 3.5 km along strike and up to 350 m vertically below surface, with the northern portion of the Cardinal zone passing within 500 m of the Fekola resource pit.

The Anaconda Area is a collective term for the Anaconda, Adder, Cobra, Cascabel, Mamba and Boomslang zones that are hosted by both deeply weathered and unweathered Kofi group meta-sediments. There are distinct slightly-dipping mineralized zones within saprolite and saprock that can locally be traced into bedrock. Anaconda, Mamba, Boomslang and Cobra zones have sulfide mineralization potential at depth. The zones form several distinct flat-lying to slightly dipping mineralized zones that occur within saprolite and saprock, and can locally be traced into bedrock. The combined Anaconda–Adder saprolite zone extends over 5,500 m along strike and up to 500 m wide at Anaconda and up to 200 m wide at Adder. Within these zones, mineralized saprolite varies from 2 to >40 m thick, averaging 13.5 m true thickness.

Exploration

Exploration activities include: a light detection and ranging survey; regolith and geological mapping; geochemical soil, termite mound, rock chip and grab sampling; ground geophysical surveys (IP, gradient, resistivity, pole-dipole, gravimetric); airborne geophysical surveys (aeromagnetic); and pitting and trenching.

Geochemical sampling was used as a first-pass tool to define areas of gold anomalism. Geophysical data have been used to develop the broad lithological and structural framework for the project area.

In addition to the Fekola deposit and Anaconda Area, exploration activities undertaken to date have identified the following targets:

  Infill drilling on the Cardinal and FMZ prospects, where low to moderate grade gold mineralization is hosted in narrow, northeast-trending structures over a strike distance of 3.5 km. These zones are within 500 m of the Fekola deposit and drilling indicates potential to provide a small source of supplemental mill feed to the Fekola plant;
  The Falcon prospect is a conceptual exploration target based on a combination of structural projections, and gold geochemical anomalies;
  The Anaconda, Mamba, Boomslang, and Cobra zones have sulphide mineralization potential at depth under known saprolite-hosted zones; and
  The Bantako Nord prospecting authorization hosts strike extensions of the Anaconda and Mamba structures.

Our current and planned exploration activities are discussed under the heading “- Production, Development and Exploration” below.

Drilling

Drilling has been completed in support of exploration evaluations, Mineral Resource and Mineral Reserve estimates, mine planning, geotechnical and hydrogeological evaluations, and infrastructure site sterilization (condemnation drilling).

Drilling includes auger, RAB, aircore, RC, and core drilling methods. Drilling completed as of December 31, 2020 on the licences in Mali includes 2,969 auger drill holes (24,376 m), 1,166 RAB drill holes (24,064 m), 3,889 aircore drill holes (160,879 m), 3,021 RC drill holes (353,935 m), 250 holes pre-collared with RC and completed with a core tail drill holes (93,916 m), and 680 core drill holes (152,289 m) for a total of 11,975 drill holes (809,459 m).

Drilling that supports the Fekola Mine Mineral Resource estimate was completed from February 2008 to October 2019. There is a total of 1,124 drill holes (240,309 m) including 287 core holes (81,553 m), 637 RC holes (80,565 m), and 200 holes that are RC pre-collared and completed with core (78,190 m) used in the Mineral Resource estimate. There are 212 aircore drill holes (6,839 m) and 13 auger holes (129 m) in the database that were used for regolith models only.

The exploration drill data cut-off for the Mineral Resource estimate for the Cardinal (and FMZ) deposit was November 26, 2020 and the drill data cut-off for RC GC data was January 13, 2021. A total of 606 drill holes (83,833 m) were used in the estimate including 122 core (28,998 m), 405 RC (48,548 m), 10 holes that are RC pre-collared and completed with core (2,846 m) and 69 GC RC holes (3,440 m).

The drill data cut-off date of the Mineral Resource estimate for the Anaconda Area was March 22, 2017. Drilling includes 1,571 aircore drill holes (64,245 m), 265 RC holes (31,717 m), five holes that are RC pre-collared and completed with core (1,044 m) and 107 core holes (7,677 m) for a total of 1,948 drill holes (104,682 m of drilling) used in the estimate.

Drill core is photographed, logged and recoveries are recorded. For RC and aircore samples, moisture content and sample weight are recorded to ensure adherence to optimum drill recovery practices. Drill hole collar locations are surveyed using global positioning system ("GPS") instruments. Down-hole surveys are performed at regular down-hole intervals using Reflex instrumentation. Most of the drill holes at Fekola and Cardinal are drilled at -50º to -55º to the east (N90 E) which intersects the main mineralized zone at a high angle. In general, true thicknesses are 70% to 80% of the sampled length. Anaconda Area drilling is mostly drilled at -60º (to the east) to -90º which intersects higher grade mineralization at a high angle. In general, true thicknesses are 90-100% of the sampled length.

Drilling in the Fekola area during 2020 was focused on the Cardinal and FMZ zones where mineralization has been extended over 3.5 km along strike and to 350 m vertical depth. Gold mineralization occurs in multiple, sub parallel, west-dipping shear zones. Drilling has been completed to a sufficient spacing to support an initial Inferred Mineral Resource estimate.

Drill testing of the Anaconda Area continued in 2020. Drilling focused on delineating additional mineralization at the Adder and Mamba zones to support resource estimation.

Sampling, Analysis, and Data Verification

RC and aircore samples are collected at 1 m intervals in plastic bags using a cyclone, and split using a cone or riffle splitter and a three-tier split. Core is typically sampled on 1 m intervals with breaks at lithological contacts and alteration boundaries. Following cutting with a diamond saw, core samples are organized into shipments. The primary laboratory takes possession of the samples at site and transports them to Bamako for preparation and analysis.

The primary assay laboratory for 2020 was SGS Bamako in Mali. The Fekola Mine laboratory was used as an alternate primary laboratory as needed due to high sample volumes. The SGS Bamako and Fekola Mine laboratories serve as the umpire/secondary laboratory for each other. SGS Bamako is accredited by the South African National Accreditation System under ISO/IEC17025 for selected analytical techniques and is independent from B2Gold.  The Fekola Mine laboratory is not independent and does not hold accreditations.

Samples are dried, crushed to 75% passing 2 millimetres ("mm"), and pulverized to 85% passing 75 micrometers ("µm"). Gold analysis at SGS Bamako consists of a 50 gram fire assay with an atomic absorption spectrometer ("AAS") and/or gravimetric finish, a method which is within industry norms.

Density determinations are performed by site personnel on whole core samples, using the water displacement method.

Quality assurance and quality control ("QA/QC") measures include regular insertion of certified reference standards, field duplicate and blank sample materials prior to submission of samples to the laboratory to monitor laboratory accuracy, precision and sample sequencing. Data imported into the project database is subject to validation, which includes checks on surveys, collar coordinates, lithology data and assay data. The checks are appropriate and consistent with industry norms.

Sample security measures practiced include moving RC samples and core from the drill site to the Fekola camp yard at the end of each drill shift, and tracking sample shipments using industry-standard procedures. We are of the opinion that the core storage is secure because the Fekola camp is remote, access is strictly controlled and a B2Gold (previously Papillon) representative has always been present in the camp.

No material issues with the project database including sampling protocols, flowsheets, check analysis program or data storage have been identified to date from the checks performed. The project database is acceptable for use in Mineral Resource and Mineral Reserve estimation and can be used to support mine planning.

Mineral Processing and Metallurgical Testing

Metallurgical testwork in support of plant design was completed as part of the 2015 Feasibility Study primarily by SGS Canada in Lakefield, Ontario (“SGS Lakefield”), with support from Jenike & Johanson, Metso, SGS Beckley, Dawson Metallurgical Laboratory, Process Research Ortech, and FLSmidth.

Testwork comprised mineralogy, comminution, gravity concentration, grind/recovery, preg-robbing assessment, whole ore leach optimisation, whole ore cyanidation of variability samples at optimized leach conditions, bulk cyanidation, cyanide destruction, oxygen uptake, carbon modelling, slurry rheology, thickening and flocculation, and materials handling.

Based on analysis of results from the 2015 Feasibility Study, the following conclusions can be drawn from the metallurgical and comminution test work programs:

  The Fekola deposit is classified as hard to very hard competency with above average grinding energy requirements and is moderate to highly abrasive. The ore is amenable to primary crushing followed by a semi-autogenous grind ("SAG") mill and ball mill grinding circuit with pebble crushing ("SABC").
  Fekola ore is predominantly free milling, not preg robbing and is amenable to gold extraction by conventional cyanidation.
  A gravity separation circuit is not warranted for the Fekola deposit. Instead, a carbon column adsorption circuit was included to recover dissolved gold leached in the grinding circuit to facilitate early recovery of gold, particularly during high gold head grade periods.
  The optimum leaching conditions identified are 24-hour cyanidation with 350 parts per million ("ppm") sodium cyanide ("NaCN"), initial lead nitrate addition of 100 g/t, pH 10.3-10.5, dissolved oxygen levels of approximately 15 ppm and a pulp density of 45% solids. The addition of lead nitrate and dissolved oxygen levels of 15 ppm is found to be beneficial in leach kinetics and overall recovery. Anticipated lime and cyanide addition rates are moderate.
  The ore typically yields good recoveries (87% to 97%). Test work results show a logarithmic relationship between the measured gold head grade and resulting gold extraction under optimised leach conditions at a grind size of 75 µm. A grind optimisation study was updated to evaluate the effect of grind size on project economics. The evaluation compared gold revenue against operating and capital expenditure for the grind sizes considered. A grind size (P80) of 75 µm is considered to be the economic optimum for the Fekola Mine.
  Based on the absence of any preg robbing characteristics and very good adsorption properties, a whole ore leach/carbon-in-pulp ("CIP") circuit has been selected for the Fekola process flowsheet. There were no deleterious elements in any of the Fekola samples evaluated in the metallurgical test program which negatively affect gold recovery.
  The cyanidation tailings responded well to cyanide destruction treatment using the SO2/air process.

In 2018, similar testwork to that conducted for the 2015 Feasibility Study was completed on selected Fekola North Extension drill core samples at SGS Lakefield. Fekola North Extension testwork showed the existing Fekola comminution and leaching circuits are suitable for the Fekola North Extension area mineralization.

Based on the metallurgical testwork, at a gold head grade of 2.50 g/t Au, the estimated gold extraction for the Fekola deposit is 93.7%. After predicting the gold residue grade for a gold head grade of 2.50 g/t Au, the estimated gold extraction is 93.6% for the Fekola North Extension material.

SGS Lakefield performed leach optimization and recovery test work on mineralization from the Anaconda Area.  These tests indicate an average gold recovery of 95.3% can be achieved using conventional leach/CIP technology. SO2/air cyanide destruction was also evaluated in the Anaconda metallurgical test program. The cyanide destruction product would be thickened in a similar manner to that used at the Fekola Mine prior to disposal in a lined storage impoundment.

In August 2018, three composite samples from the Anaconda Area, totaling about 450 kilograms ("kg") each, were collected from RC sample splitter rejects for agglomeration testing at McClelland Laboratories, Nevada, USA ("McClelland"). The test work at McClelland showed that very high cement additions, in the range of 15-20 kg per tonne ("kg/t"), were required for optimum agglomeration in two of the three samples. Agglomerated column testing on a master composite prepared from the original three composites produced a gold recovery of 92.2% after a 62-day leach/rinse cycle. Results of additional testing on the Anaconda saprolite composite samples at SGS Lakefield indicated gold recoveries of approximately 90-96% were achievable using conventional leach/CIP processing and a 12-hour leach residence time.

In 2020, three master composites and five variability samples from the Cardinal deposit were submitted to SGS Lakefield for metallurgical testing confirming the samples were amenable to the Fekola plant operating conditions. The average gold extraction under these conditions was approximately 93%. The average cyanide and lime consumptions were 0.50 kg/t NaCN and 0.89 kg/t calcium oxide. The results were in line with previous testwork and plant results.

There are no known deleterious elements that incur penalties in the doré. There are also no known elements in the material to be treated that may cause plant processing issues.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

Fekola Deposit

The Mineral Resource estimate for Fekola was built using implicitly modeled mineralization domains set at three nominal grade thresholds. The overall interpretation and dimensions of the mineralization domains were controlled by the lithology model, regional folding, faulting, and shear zones. Assays were capped by mineralization and regolith domains (fresh rock or saprolite) prior to compositing to 2 m downhole intervals. Average density by mineralization domain and an assumed density for overburden and saprolite were used for tonnage estimates.

Regolith surfaces for base of overburden and base of saprolite (includes laterite and saprock) were also modeled. Most (>99%) of the Mineral Resource is hosted in fresh rock.

Gold grades were estimated using ordinary kriging ("OK") with hard boundaries for each mineralization domain. Block grade estimates were validated by visual comparison to composite grades, comparison of global block statistics to the nearest-neighbour ("NN") model, swath plots to check for local bias, and reconciliation to GC models.

Indicated Mineral Resource classification is supported by an approximate drill spacing of 55 x 55 m and Inferred Mineral Resource classification is supported by an approximate drill spacing of 100 x 100 m. Stockpiles are classified as Indicated Mineral Resources.

Mineral Resources are confined within pit shells that used a gold price of US$1,800/oz. Mineral Resources are reported at a cut-off grade of 0.4 g/t Au for Fekola.

Cardinal Deposit

Mineral Resource estimates for the Cardinal and FMZ deposits are based on dominantly westerly dipping mineralization domains interpreted from gold grades and structural measurements, with consideration given to logged lithology, quartz veining and sulphides. Laterite, saprolite and saprock surfaces were also modeled.

Assays were capped by mineralization domains, with capping applied prior to compositing to 2 m lengths. Block model gold grades were estimated using OK with hard boundaries at the mineralization zone contacts. Densities based on dry bulk measurements on drill core made at site were applied to laterite, saprolite, saprock and fresh material.

Inferred Mineral Resources are reported for areas with a nominal 80 x 80 m drill hole spacing.

The block model estimates were validated by visual comparison to composite grades, comparison of global block statistics to declustered composites, swath plots by domain to check for local bias and comparison to change of support distributions.

Mineral Resources are confined within pit shells that used a gold price of US$1,800/oz. Mineral Resources are reported at a cut-off grade of 0.25 g/t Au for oxide (laterite, saprolite and saprock) and 0.50 g/t Au for sulphide.

Anaconda Area

The Mineral Resource estimates for the Anaconda Area are based on modeled surfaces of the bases of laterite, saprolite and saprock using detailed drill hole logging of weathering intensity and lithology. Mineralization zones at nominal grade thresholds of 0.2 g/t Au and 0.6 g/t Au were built in three dimensions (“3D”) and used to control the gold grade estimates.

Assays were capped at different levels by mineralization zone and for laterite, with capping applied prior to compositing to 2 m lengths. Block model gold grades were estimated using OK with hard boundaries at the mineralization zone contacts. Densities based on dry bulk measurements on drill core made at site were applied to laterite, saprolite and saprock.

Inferred Mineral Resources are reported by a nominal RC and core drill hole spacing of 80 x 80 m.

The block model estimates were validated by visual comparison to composite grades, comparison of global block statistics to the NN model and swath plots by domain to check for local bias.

Mineral Resources are confined within pit shells that used a gold price of US$1,400/oz. Mineral Resources are reported at a cut-off grade of 0.35 g/t Au for the Anaconda Area.

Mineral Resources

Mineral Resource estimates for the Fekola deposit, Cardinal deposit, and the Anaconda Area are reported from our Mineral Resource models within economically constrained pit shells. The Mineral Resource estimate for Fekola accounts for mining depletion as of December 31, 2020 and has an effective date of December 31, 2020. The Mineral Resource estimate for the Anaconda Area was prepared in March 2017 and has an effective date of December 31, 2019. The Mineral Resource estimate for the Cardinal deposit has an effective date of March 12, 2021.

Factors that may affect the Mineral Resource estimates include changes to or in: metal price assumptions; assumptions used to generate the gold grade cut-off grade; local interpretations of mineralization geometry and continuity of mineralized zones; geological and mineralization shape and geological and grade continuity assumptions; density and domain assignments; geotechnical, mining and metallurgical recovery assumptions; the input and design parameter assumptions that pertain to the conceptual pit constraining the estimates; and our assumptions as to the continued ability to access the site, retain mineral and surface rights titles, and maintain the social license to operate.

Fekola Mine Indicated Mineral Resources Statement

	100% Project Basis			Attributable Ownership Basis
Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Fekola	108,000	1.56	5,420	80	86,400	1.56	4,340
Fekola Stockpiles	9,100	0.95	280	80	7,300	0.95	220
Total Indicated	117,100	1.51	5,700	80	93,700	1.51	4,560

Fekola Mine, Cardinal, and Anaconda Area Inferred Mineral Resources Statement

	100% Project Basis			Attributable Ownership Basis
Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Fekola	13,900	1.15	510	80	11,100	1.15	410
Cardinal	13,000	1.54	640	80	10,400	1.54	510
Anaconda Area	21,600	1.11	770	85	18,300	1.11	650
Total Inferred	48,500	1.23	1,920	Variable	39,800	1.23	1,580

Notes:

1. Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3. Mineral Resources at Fekola and Cardinal are reported on a 100% project and an 80% attributable basis, the remaining 20% interest is held by the State of Mali. For the Anaconda Area, Mineral Resources are reported on a 100% project and an 85% attributable basis; under the applicable Malian mining legislation, the State of Mali has a 10% free-carried interest with an option to acquire an additional 10% participating interest, and 5% is held by a third party. For a discussion regarding the current status of the Menankoto Sud exploration permit, see “Material Properties – Fekola Mine – Property Description, Location, and Access” above.

4. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., our Senior Vice President, Exploration.

5. The Qualified Person for the stockpile estimate is Peter Montano, P.E., our Project Director.

6. The Mineral Resource estimates for Fekola, Cardinal and Anaconda Area assume an open pit mining method.

7. For Fekola, a gold price of US$1,800/oz, a metallurgical recovery of 94%, and average operating cost estimates of US$2.04/t mined (mining), US$14.84/t processed (processing) and US$6.62/t processed (general and administrative) were used for pit shell generation.

8. For Cardinal, a gold price of $1,800/oz, a metallurgical recovery of 94%, and operating cost estimates of US$2.00-US$2.25/t mined (mining) for oxide and US$2.50/t mined (mining) for sulphide, US$7.54-US$9.42/t processed (processing) for oxide and US$12.50/t processed (processing) for sulphide, US$0.48/t processed (haulage), and US$0.52/t processed (general and administrative) were used for pit shell generation.

9. For the Anaconda Area, a gold price of US$1,400/oz, a metallurgical recovery of 95%, and average operating cost estimates of US$1.75/t mined (mining), US$8.10/t processed (processing) and US$2.75/t processed (general and administrative) were used for pit shell generation.

10. Mineral Resources are reported at a cut-off grade of 0.4 g/t Au for Fekola, at a cut-off grade of 0.25 g/t Au for oxide and a cut-off grade of 0.50 g/t Au for sulphide for Cardinal, and at a cut-off grade of 0.35 g/t Au for the Anaconda Area.

Mineral Reserves

Indicated Mineral Resources were converted to Probable Mineral Reserves based on the November 2019 resource model, following consideration of the following Modifying Factors.

The mining cost estimates include GC drilling and sampling costs to achieve sufficient data resolution for the delineation of the ore outlines. The owner mining cost estimates were derived from the initial mining equipment productivity and cost estimates, then adjusted based on actual Fekola Mine operating costs and longer-term cost data for similar B2Gold projects.

The ultimate pit and internal phase designs are based on the optimum shells and are constrained by geotechnical parameters, minimum mining widths, and other operational parameters. Mineral Reserves include stockpiled ore as accounted for by mine staff and are based on GC estimations and surveyed stockpile volumes.

The Mineral Reserve estimate for the Fekola Mine accounts for mining depletion as of December 31, 2020, and costs based on the 2020 LoM plan and 2021 budgeted costs. The Mineral Reserve estimate has an effective date of December 31, 2020 and has been modified from the Indicated Mineral Resources. No Proven Mineral Reserves have been reported.

Factors that may affect the Mineral Reserve estimates include changes to: gold price, pit slope and geotechnical, hydrogeological and pit dewatering assumptions; inputs to capital and operating cost estimates; operating cost assumptions used in the constraining pit shell; pit designs from those currently envisaged; modifying factor assumptions, including environmental, permitting and social licence to operate; and stockpiling assumptions as to the amount and grade of stockpile material.

Fekola Mine Probable Mineral Reserves Statement

	100% Project Basis			Attributable Ownership Basis
Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Open Pit	62,200	1.99	3,970	80	49,800	1.99	3,180
Stockpiles	7,300	1.05	250	80	5,800	1.05	200
Total Probable Reserves	69,500	1.89	4,220	80	55,600	1.89	3,380

Notes:

1. Mineral Reserves have been classified using the CIM Standards and have an effective date of December 31, 2020.

2. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3. Mineral Reserves are reported on a 100% project and an 80% attributable basis; the remaining 20% interest is held by the State of Mali.

4. The Qualified Person for the reserve estimate is Peter D. Montano, P.E., our Project Director.

5. Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,500/oz, metallurgical recovery of 94%, selling costs of US$126.38/oz Au including royalties, average mining cost of US$2.04/t mined, average processing cost of US$14.84/t processed, and site general costs of US$6.62/t processed.

6. Reserve model dilution and ore loss was applied through whole block averaging such that at a 0.65 g/t Au cut-off there is a 0.3% increase in tonnes, a 1.3% reduction in grade, and 1.0% reduction in ounces when compared to the Mineral Resource model.

7. Mineral Reserves are reported above a cut-off grade of 0.65 g/t Au.

Mining Operations

The Fekola Mine is a conventional open pit owner-operated mine and plant. Higher-grade material is sent to the plant and lower-grade material is stockpiled which will be processed later in the mine life. The mine plan assumes a mine life of approximately eight years with processing scheduled to finish one year after mining. The ultimate pit is planned for development in a sequence of nine pit phases. The ultimate pit will be approximately 2.7 km long, 1.0 km wide and 430 m deep, with an overall strip ratio (waste to ore) of 9 to 1. Overall pit slopes vary by geotechnical domain, between 22-34º in saprolite and transition zones near surface, and between 41-47º in fresh rock.

The base case mine production schedule adopted in 2019 and updated in 2020 and January 2021, includes the 2020 mining and processing expansions with mining tonnage of 78.5 Mtpa through 2025, then mine production tapers off in the last three years as the pre-stripping of the last pit stages is completed. HG, medium-grade and low-grade ("LG") ore will be blended throughout the mine life, with high- and medium-grade ore being prioritized to increase produced ounces and project value. The processed grade over the last years of the mine life is slightly lower than the mined grade due to blending with the LG stockpiles. Our mine life estimate is based on our current Mineral Reserves only. We conduct ongoing exploration and drilling with the objective of identifying new Mineral Resources and converting Mineral Resources into additional Mineral Reserves. If and to the extent that we are successful in identifying new Mineral Reserves, our mine life estimate may be updated.

Mining operations are scheduled to work 365 days a year with reduced productivity during the rainy season, although it is assumed that mining operations will take place under wet conditions with borehole and in-pit de-watering programs in place. The equipment fleet is conventional for the industry (90 t and 180 t capacity rigid haul trucks and 180 t and 400 t class excavators) and provides relative flexibility as up to three pit stages will be mined simultaneously to mine waste and ore at different levels. Ore is transported from open pits to the run-of-mine ("ROM") pad for direct tipping or stockpiling.

There are two waste rock storage facilities ("WRSF") at the Fekola Mine, one located to the west and the other to the east of the open pit. Suitable mine waste is used for raises on the tailings storage facility ("TSF") which is located to the northeast of the pit. Location considerations were based on minimising haulage costs, surface water drainage, and area availability. An overall slope angle of 18° was used in the design of the WRSF faces, with 30 m berms located at 15 m vertical intervals.

Processing and Recovery Operations

Design assumptions were based on the metallurgical test work described under "Fekola Mine - Mineral Processing and Metallurgical Testing" above.

The optimum leaching conditions identified were 24-hour cyanidation with 350 ppm NaCN, initial lead nitrate addition of 100 g/t, pH 10.3-10.5, dissolved oxygen levels of approximately 15 ppm and a pulp density of 45% solids (weight by weight). The addition of lead nitrate and dissolved oxygen levels of 15 ppm was found to be beneficial in leach kinetics and overall recovery.

The mill uses a conventional flowsheet, consisting of: single-stage primary crushing; a SABC grinding circuit; leach feed thickening with thickener overflow treated through a carbon in column circuit; leaching followed by CIP adsorption; elution and gold recovery to doré; and cyanide destruction, tailings thickening and disposal circuits. The primary gyratory crusher and SABC grinding circuit include a ball mill in closed circuit with cyclones to achieve the final product size. The cyclone overflow stream flows by gravity to two linear trash screens operating in parallel ahead of a leach thickener. NaCN is added to the SAG mill feed to start the gold leaching process. The leach thickener overflow solution is pumped to carbon columns to recover gold already dissolved in the grinding circuit. The thickened slurry is pumped to a leach circuit and then additional NaCN along with lead nitrate and oxygen are added for further gold leaching. A CIP circuit will adsorb dissolved gold onto activated carbon. A pressure Zadra elution circuit is used to recover gold from loaded carbon to produce doré. A cyanide destruction circuit using SO2 and air reduces the weak acid dissociable cyanide level in the tailings stream to an environmentally acceptable level. The tailings stream is thickened to recover water before being pumped to the TSF. Key consumables include reagents, water, and air services.

The LoM plans are based on the following: a nominal plant throughput rate of 7.5 Mtpa, which can support a planned LoM mining throughput rate of 7.75 Mtpa; the 2020 upgrade to the mining fleet to accommodate an increased mining rate; construction of a solar-powered facility to augment the existing onsite HFO and diesel-generating capacity; and revised capital and operating cost estimates including lower power costs and accommodation for infrastructure capital. The expansion project will also include installation of a lime slaker, upgraded ball mill drives (from 10.5 MW to 15 MW), a new cyclone cluster, an additional leach tank, larger pebble crushers, larger pumps and pump boxes, an increase in tails pipeline diameter, larger feeder and conveyor drives, and an additional trash screen. The plant and fleet upgrades have been completed and are operating as planned, and construction of the Fekola Solar Plant is scheduled to be completed in the first half of 2021.

No market studies are currently relevant as the Fekola Mine is an operating mine producing a readily saleable commodity in the form of doré. Doré produced is exported to Metalor Refining in Switzerland.

Infrastructure, Permitting, and Compliance Activities

Infrastructure constructed on site includes the process plant, TSF, accommodation camp, roads, airstrip, mine services area, open pit, ore stockpiles and WRSFs.

Power supply to the site is from a combination HFO and diesel-fueled power station that is located adjacent to the process plant. The power station has a total installed power capacity of 64 MW, sufficient to handle the plant expansion which has an estimated power demand of approximately 40 MW. Construction on the Fekola Solar Plant, a 30 MW hybrid solar farm, commenced in 2019 and progressed throughout 2020. Following a temporary suspension in April 2020 due to COVID-19 restrictions, construction resumed in October 2020. On January 5, 2021, a fire in the solar storage yard destroyed approximately 25% of the solar panels for the project. Replacement panels have been sourced and are scheduled to arrive at site by early May 2021. Approximately 25% of the solar field came on line on January 28, 2021, and based on current projections, we expect that solar production will reach 75% of full capacity by the end of March 2021. While the remaining 25% is contingent on the delivery of the replacement panels, full construction completion is projected by the end of the second quarter of 2021. The Fekola Solar Plant is expected to reduce processing costs by approximately 7% and cash operating costs per ounce produced by approximately 3%.

The TSF is located to the north of the process plant and pit, and adjacent to the eastern WRSF. As designed, the TSF will store a total of 58-66 million tonnes ("Mt") of tailings, depending on the ultimate crest elevation and tailings density. In 2020, the crest elevation was raised by 15.2 m, and the next raise will start construction in late 2022. Additional tailings storage capacity will be required for the LoM plan and studies for this added capacity are underway, including maximizing the current facility and construction of an additional facility. In addition to the Mineral Reserves of 69.5 Mt, the mine plan may require additional storage if non-Reserve stockpile materials are processed in the future. Such non-Reserve stockpiles, currently classified as Indicated Mineral Resources but not converted to Mineral Reserves, may be fed to the process plant if supported by gold price and costs at the time of processing. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Alternative locations for the TSF have been identified and will be developed as needed. We are also studying alternative tailings storage options including tailings and waste rock co-disposal.

The Fekola pit footprint is in an existing natural drainage course, with an upstream catchment of 9 km2, which is diverted around the pit. Water for the Fekola Mine is sourced from pit groundwater, surface water (direct precipitation and rainfall runoff) storage, dedicated bore holes for potable water use at both the process plant and the accommodation camp, and water pumps at the Falémé River in the event that site water quantity or quality requirements are not met as anticipated by the pit dewatering bore holes and surface water (direct precipitation and run-off) storage.

An Environmental and Social Impact Assessment was completed for the Fekola Mine in 2013 and approved by the Ministry of Environment and Sanitation on April 29, 2013 (the “2013 ESIA”). Subsequent to the completion of the 2015 Feasibility Study, the 2013 ESIA was updated to fill gaps identified in the previous 2013 ESIA, to reflect improvements and modifications to the Fekola Mine design and to align the assessment with international standards. As part of the 2013 ESIA update, a detailed assessment of potential environmental and social impacts from the development of the Fekola Mine was conducted. Following the implementation of proposed mitigation measures and under normal operating conditions, identified potential impacts are not estimated to cause significant long-term, adverse impacts on receptors or the receiving environment. The 2015 ESIA Update was submitted to regulators in early 2019 and approval of the 2015 ESIA Update was received in November 2019. The 2015 ESIA Update now serves as the documentation of record for the Fekola Mine.

An environmental permit was granted on April 29, 2013 and a mining permit was granted on February 13, 2014. We currently have all required approvals and permits to operate the Fekola Mine.

The estimated rehabilitation and closure costs for the Fekola Mine are approximately US$31.7 million over the LoM. In this regard, we have entered into an escrow agreement with the Malian Government pursuant to which an escrow account is being funded by Fekola S.A. on a unit of production basis to be used for reclamation and closure purposes of the Fekola Mine.

Capital and Operating Costs

Capital Costs

Capital costs are based on operational experience, feasibility study results, and LoM projections. The table below presents the 2021 budgeted costs and estimated costs for the LoM, excluding 2021.

Capital Cost Estimate

Area	2021 Budget (US$ million)	LoM Estimated Cost excluding 2021 (US$ million)
Site General and Infrastructure	1.9	22.8
Mining and Processing	24.6	282.9
Operations Expansion	9.6	-
Closure and Rehabilitation	0.4	31.3
Total	36.5	337.0

Notes:

1. Operations expansion includes mining, processing and solar power.

2. Totals may not sum due to rounding.

3. The projected LoM for the Fekola Mine is approximately eight years of mining and nine years of processing, including 2021.

Capital cost estimates include mining fleet replacement, major rebuilds, the Fekola Solar Plant and TSF stage raises. Deferred stripping costs are excluded from capital cost estimates.

Operating Costs

Budgeted 2021 and estimated LoM operating costs, excluding 2021, are provided in the table below.

Operating Cost Forecast

Area	Units	2021 Budget (US$)	LoM Estimated Cost excluding 2021 (US$)
Mining	US$/t mined	1.68	1.51
Processing	US$/t processed	14.29	13.08
Site General	US$/t processed	7.11	6.15

Note:

1. The projected LoM for the Fekola Mine is approximately eight years of mining and nine years of processing, including 2021.

Operating costs include all mining, processing and general and administration costs including pre-stripping.

The cost estimates are based on our current budget and LoM plans for the Fekola Mine, using the assumptions listed above. Costs in subsequent years may vary significantly from the 2021 budget and LoM cost estimates as a result of current or future year non-recurring expenditures, changes to input cost and exchange rates, and changes to our current operations and/or production plans. Our current LoM plan is based on existing Mineral Reserves. We conduct ongoing exploration and analysis at our operating mines to improve project value, which may change the capital and operating costs in the future.

Production, Development and Exploration

In 2020, the Fekola Mine produced 622,518 ounces of gold, exceeding the upper limit of the annual guidance of 590,000-620,000 ounces. Gold production for the year also increased significantly by 37% (166,708 ounces) over 2019, mainly due to the expansion of the Fekola mining fleet and optimization of the mine plan, which provided earlier access to higher-grade portions of the deposit than anticipated in previous mine plans. The Fekola Mine has produced more than 1.6 million ounces of gold since the start of Fekola Mine in September 2017 (155,000 ounces more than originally forecast over this period in the 2015 Feasibility Study).

Mill throughput for 2020 was 6.87 Mt at an average gold grade of 2.99 g/t with an average gold recovery of 94.3%, as compared to mill throughput in 2019 at 6.98 Mt at an average grade of 2.16 g/t Au, with an average recovery of 94.2%.

The Fekola Mine is budgeted in 2021 to process a total of 7.75 Mt of ore at an average grade of 2.32 g/t Au with an estimated process gold recovery of 94% resulting in 2021 production guidance of between 530,000 and 560,000 ounces. With Phase 4 of the Fekola Pit completed in 2020, ore is scheduled to be sourced from Phase 5 and 6 in 2021, and from existing stockpiles. As a result of the planned waste stripping and lower mined ore grades in the first half of 2021, as Phase 5 and 6 of the Fekola Pit are developed, production is expected to be significantly weighted to the second half of 2021 when mining reaches the higher grade portion of Phase 5 of the Fekola Pit. For the first half of 2021, Fekola's gold production is expected to be between 220,000-230,000 ounces, which is expected to increase significantly to between 310,000-330,000 ounces during the second half of 2021.

Drilling in the Fekola area during 2020 was focused on infill and extensions to the mineralization at the Cardinal and FMZ zones. The Cardinal zone is within 500 m of the conceptual pit used for reporting Mineral Resources.

In 2020, drilling in the Anaconda Area focused on delineating additional mineralization at the Adder and Mamba zones to support resource estimation.

As at December 31, 2020, the Fekola Mine achieved 347 days without a lost time injury ("LTI").

In January 2021, drilling recommenced in Mali with a 2021 exploration budget of approximately $27 million. The plan is to focus on expanding the main Fekola deposit to the north, further define near-mine potential open pit targets such as Cardinal and FMZ structures, and test conceptual targets such as Falcon with an allocation of approximately 30,000 m of drilling. Exploration drilling will also continue on the Bantako Nord prospecting authorization area.

Masbate Gold Project

Certain portions of the following information are derived from and based on the technical report entitled "Masbate Gold Operation, Republic of the Philippines, NI 43-101 Technical Report on Operations" that has an effective date of December 31, 2016, and was prepared by Tom Garagan, P. Geo., Kevin Pemberton, P.E., John Rajala, P.E. and Ken Jones, P.E. (the "Masbate Report") and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Masbate Gold Project, please refer to the Masbate Report, which is available on SEDAR at www.sedar.com. Information that post-dates the Masbate Report is provided by B2Gold.

Property Description, Location, and Access

The Masbate Gold Project is located on Masbate Island in the Republic of the Philippines. The mine is situated about 360 km southeast of Manila, the capital of the Philippines, within the municipality of Aroroy, Masbate Province, Region V. The mine site can be accessed by a commercial airline service, which flies daily to Masbate City, after which it is a 70 km drive on a partially sealed road to the mine site. The mine is equipped with a barge loading jetty where heavy equipment and consumables are delivered and offloaded.

We hold our interest in the Masbate Gold Project through indirectly owned subsidiaries. We have a 40% interest in Filminera and a 100% interest in PGPRC. The remaining 60% interest in Filminera is held by a Philippines-registered company, Zoom Mineral Holdings Inc. ("Zoom") that is owned by a Philippine shareholder and not B2Gold. Filminera owns the majority of the Masbate Gold Project tenements and is responsible for the mining, environmental, social and community relations on the Masbate Gold Project site. PGPRC developed and owns the process plant on the island of Masbate and is responsible for the sale of all gold. PGPRC and Filminera have a contractual relationship, which includes PGPRC purchasing all of the ore production from Filminera at a price equal to the cost for the ore plus a predetermined percentage, while maintaining joint financial and legal liability for the social and environmental obligations under Philippine laws.

At the end of 2020, Filminera held 29 patented mineral claims, three mineral production sharing agreements ("MPSAs") including one MPSA assigned by Vicar Mining Corporation ("VMC") to Filminera on January 29, 2018 and approved on June 22, 2019, and one exploration permit ("EP"). On November 14, 2019, the Philippine Department of Environment and Natural Resources (the "DENR") approved the consolidation of the three MPSAs and one EP of Filminera, which resulted in an increase of the contract area by about 3,938 hectares ("ha"). Notwithstanding the assignment of the MPSA, the Operating Agreement between VMC and Filminera continues to be in effect, along with the royalty entitlement of VMC. Collectively, these patented claims, MPSAs, and the EP cover an area of about 6,098.12 ha. Expiry dates for the Filminera-held MPSAs range from 2022 to 2035. The majority of the Mineral Resources and Mineral Reserves are within the patented mineral claims that have perpetual rights with no expiry date. There are also several MPSA and EP applications, with the MPSA applications covering approximately 1,356 ha and the EP applications an additional 7,484 ha. However, grant of these applications may be subject to delays in the administration of the Philippine permitting process.

Filminera holds the surface rights to all current open pits, WRSFs and stockpiles, the Masbate Gold Project process plant, TSF and associated infrastructure facilities, such as the causeway, port, airstrip, and housing areas. Additional surface rights will need to be acquired in the areas where the satellite pits are planned.

There is no royalty payable on the Masbate Gold Project; however, a 4% excise tax on gross gold and silver sales is now payable on a quarterly basis to the Philippine government under the MPSA regulatory framework. A further 1.5% tax is payable on operating costs as a required expenditure for the social development of host communities. Additionally, on January 1, 2018, a new excise tax on petroleum purchases came into effect, which charges excise tax on diesel fuel and bunker fuel. See "Risk Factors" below for a discussion regarding recent and potential tax amendments in the Philippines.

Filminera has an interest in the Pajo property through an Operating Agreement with VMC, which holds an approved MPSA that covers an area of approximately 786 ha and expires in 2030. Filminera has the right, at its expense, to explore and, if warranted, develop and operate any mine in the Pajo property. VMC would receive a royalty share equivalent to 2% of the gross receipts (less certain expenses) of the mineral products realized from the MPSA.

To the extent known, there are no other significant factors or risks that might affect access or title to, or the right or ability to perform work on, the property, including permitting and environmental liabilities which the project is subject to, that have not been discussed in this Annual Information Form.

History

Several companies have completed exploration activities in the general Masbate area prior to Filminera, including Atlas Consolidated Mining & Development Corporation ("Atlas"), Philippines Gold PLC (formerly London Fiduciary Trust), Thistle Mining Inc. and CGA Mining Limited ("CGA"). In 1997, Filminera became the in-country operating entity for the Masbate Gold Project.

Work programs completed have included geological mapping, mapping of artisanal workings, geochemical sampling (stream sediment, rock chip, grab, channel and trench, and soil auger), helicopter geophysical surveys (magnetics and radiometrics), an orientation IP survey, core and RC drilling, metallurgical test work, environmental studies, and mining and technical studies.

Early mining activity was halted by the advent of World War II. Atlas undertook open pit and underground mining operations from 1980 to 1994, and reportedly produced about 1.4 million ounces of gold. CGA recommenced mining from open pit sources in 2009, and open pit mining is ongoing.

Artisanal miners have also been active in the Masbate Gold Project area however production from these sources is unknown.

Geological Setting, Mineralization, and Deposit Types

Masbate is considered to be an example of a low sulphidation epithermal deposit. The Masbate gold deposits that are currently being mined are centred on a 5-7 km wide northwest- to southeast-oriented mineralised volcanic block which is bounded by two interpreted north-west trending fault zones. The mineralizing system being exploited in the open pit operations has a strike length of about 10 km, from Balete in the south to Pajo in the north. Mineralization has been tested to about 400 m depth.

The principal host rock to the gold mineralisation is a fractured andesitic-dacitic, tuffaceous agglomerate. Mineralisation occurs within quartz veins and associated altered and quartz-stockwork wall rocks and breccias. Gold is typically hosted in grey to white crystalline to chalcedonic quartz and is frequently associated with pyrite, marcasite, and minor amounts of chalcopyrite and sphalerite. HG veins are generally narrow (<1 m) but some may reach 20 m in width; sheeted stockwork zones can be up to 75 m in width.

Exploration

Exploration activities completed by B2Gold/Filminera have included: geological mapping; pit mapping; stream sediment, rock chip, grab, channel and trench, and soil auger sampling. The mapping programs identified alteration zones, fault traces, and quartz veins and quartz breccia zones. Geochemical sampling is used as a first-pass tool to define areas of gold anomalism, and has identified a number of prospects considered to warrant follow-up exploration activity. Geophysical data have been used to develop the broad lithological and structural framework for the project area. In many examples of known mineralization, magnetic lows are located along the margins of magnetic highs interpreted as unaltered rocks of andesitic composition.

Exploration in early 2020 was focused at the mine site to accommodate COVID-19 protocols. The work included infill drilling to potentially support conversion of Mineral Resources currently classified as Inferred to Indicated, and exploration drilling that targeted extensions to the mineralized zones. Later in 2020, drilling, mapping, sampling and trenching were carried out in the southern portion of the mine site and other exploration licences.

Our current and planned exploration activities are discussed under the heading "– Production, Development and Exploration" below.

Drilling

The exploration drill hole database, as of December 31, 2020, contains 4,078 core and RC drill holes totalling 502,328 m. Drilling completed in 2020 consisted of 152 core holes (30,398 m).

The Mineral Resource estimate is based on data from RC and core exploration surface and underground drill holes, exploration trenches, and RC GC drill holes. The exploration drill hole database cut-off date for the Mineral Resource estimate was May 1, 2020 and the GC database cut-off was April 18, 2020. Data used include a total of 3,424 core and RC drill holes (430,039 m) and 1,008 trenches (24,334 m) from the exploration database and 93,733 holes (2,023,323 m) from the GC RC drilling database.

All core to date has been photographed as a record. RC chips and core are logged for geological and geotechnical information. Geological information collected includes lithologies, alteration types, vein percentages, sulphides and sulphide content, and structure. Geotechnical information collected includes weathering condition, type of structures, joint spacing, joint condition, and type of joint filling (e.g., gouge, mylonite, breccia, or vein). Core recoveries are recorded.

Methods used to survey drill hole collar locations have included theodolite, total station, and GPS instruments. Down-hole surveys have been performed at regular down-hole intervals using a number of different instrument types, including Tropari, Ausmine, Eastman, Proshot and Reflex instrumentation.

Due to the subvertical dip of most mineralized zones, the majority of the drill holes intersected them at low angles. As a result, the mineralized thickness observed in drill holes does not correspond to the true thickness, which should be determined on a case-by-case basis.

Drilling at depth in the Libra zone confirmed that potentially mineable mineralization continues at depth. Probe holes targeting north of the Dabu zone yielded encouraging results. These results will be followed up in 2021.

Sampling, Analysis, and Data Verification

Depending on the drill program and drill type, sample lengths have varied from 1-1.5 m. Current sampling is typically conducted on 1 m intervals for RC, core and GC drilling. Core is cut in half using a rock saw. RC samples are riffle split and sampled using a rig-mounted Metzke cone splitter.

Sample preparation has used crush and pulverization criteria that were in line with industry norms at the time. Current protocols are crushing to 75% passing -2 mm and pulverising to 85% passing 75 µm.

Sample preparation and analytical laboratories used have included the following independent laboratories: McPhar Laboratories (accredited to ISO 9001:2000 for selected techniques), SGS Philippines (unknown), SGS Taiwan (ISO 9001 and ISO/IEC 17025), SGS Masbate (not accredited), Intertek, Manila (ISO/IEC 17025), and ACME/Bureau Veritas Vancouver (ISO/IEC 17025). The early sampling campaigns used the Atlas laboratory in Cebu and the Masbate onsite mine laboratory, neither of which were accredited or independent.

Gold assay methods have included AAS and fire assays, and these methods are still in use. All of the 2020 primary assays were performed by SGS Masbate with ACME/Bureau Veritas Vancouver used for umpire assays.

In total, the exploration department has collected density measurements using a range of techniques, including water immersion, waxed-sample water immersion, direct measurement of whole core and direct measurement of half core.

Modern QA/QC programs have been in place since at least 2000, and include submission of blank, standard reference and duplicate materials. Current insertion rates are approximately one standard, one duplicate, and one blank for each 39 samples submitted.

Data imported into the project database are subject to validation, which includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are considered to be appropriate, and consistent with industry norms.

Sample security practices were in line with industry norms prevailing at the time the sample was collected. Samples are currently stored in a secure facility prior to being shipped to the preparation and analytical laboratories.

A reasonable level of verification has been completed during the work conducted to date, and no material issues were identified from the verification programs undertaken. No problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were identified that were sufficient to preclude the use of the database for estimation purposes.

Mineral Processing and Metallurgical Testing

Metallurgical test work was performed by Atlas prior to commencing operations, and in support of feasibility studies that were undertaken in 1998 and 2006 respectively. These studies supported that the Masbate ores were amenable to conventional cyanidation processes.

At our request, SGS Minerals Services, which is independent from B2Gold, undertook a metallurgical variability test program from 2013-2015 to examine the response of samples from a number of mineralized zones to cyanide leaching using the CIL process. Additional test work was conducted to sufficiently characterize ores to be processed through the plant for the LoM. The metallurgical test work completed to date is based on samples that adequately represent the variability of the proposed mine plan.

Average LoM gold recoveries are based on a metallurgical model generated from metallurgical test work, gold grade, material type, and other parameters. Recovery forecasts within the Mineral Reserve pits range from 62-86%. Stockpiled materials are assigned an average metallurgical recovery of 75% for mine planning purposes.

There are no known deleterious elements that incur penalties in the doré. There are also no known elements in the material to be treated that may cause plant processing issues.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

Mineralization domains including vein and halo (stockwork), voids and backfilled historic mining shapes, oxidation surfaces, metallurgical recovery domains, and topographic surfaces were modeled as 3D solids or surfaces as appropriate and applied to the block model.

Grade capping, ranging from 1-30 g/t Au was applied by domain prior to compositing to 3 m intervals.

Average densities based on measurements done at site were applied to the block for in situ zones by oxidation state. Assumed densities were applied to historically mined-out workings, eluvial/alluvial deposits, and modern and historic dumps.

Estimation is completed for five types of domains: vein; halo (stockwork); surficial (eluvial/alluvial); dump; and mined-out/void/backfilled stopes. For each domain type, estimation is completed using OK with inverse distance weighting to the second power and NN interpolation methods used for model checking. For the halo domains, an indicator kriged ("IK") estimate, consisting of a single indicator at 0.35 g/t Au, is used for reporting.

Block model grades were validated by visual comparison to composite grades, swath plots to check for local bias and global domain checks comparing NN estimates at a zero gold cut-off grade, comparison to change-of-support distributions and reconciliation to GC models. Overall, the block grade estimates reasonably match the input data.

For vein-coded blocks, Indicated Mineral Resources are supported by an approximate drill spacing of 40-50 m and Inferred Mineral Resources are supported by an approximate drill spacing of 80-100 m. For stockwork/halo zones, the Indicated drill hole spacing is approximately 35 x 35 m, and for Inferred it is approximately 80 x 80 m. All stockpiles are classified as Indicated, and surficial deposits (eluvial/alluvial) are assigned the Inferred confidence category.

Mineral Resources are confined within pit shells that used a gold price of US$1,800/oz and reported above an average gold cut-off grade of 0.37 g/t Au.

The Mineral Resource estimate for the Masbate Gold Project accounts for mining depletion as of December 31, 2020. The Mineral Resource estimate has an effective date of December 31, 2020. No Measured Mineral Resources were estimated.

Factors that may affect the Mineral Resource estimates include changes to or in: metal price assumptions; assumptions used to generate the gold grade cut-off grade; local interpretations of mineralization geometry and continuity of mineralized zones; geological and mineralization shape and geological and grade continuity assumptions; density and domain assignments; geotechnical, mining and metallurgical recovery assumptions; the input and design parameter assumptions that pertain to the conceptual pit constraining the estimates; and our assumptions as to the continued ability to access the site, retain mineral and surface rights titles, and maintain the social license to operate.

Masbate Indicated Mineral Resources Statement

	100% Project Basis
Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
North	21,700	0.840	590
South	83,700	0.88	2,380
Stockpiles	31,000	0.57	570
Total Indicated	136,400	0.81	3,540

Masbate Inferred Mineral Resources Statement

	100% Project Basis
Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
North	5,900	0.76	140
South	25,700	0.80	660
Total Inferred	31,600	0.79	800

Notes:

1. Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3. Mineral Resources are reported on a 100% project basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project. We have a 40% interest in Filminera, which owns the majority of the Masbate Gold Project tenements. Please see heading "– Property Description, Location, and Access" above for a further discussion of the foregoing.

4. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., our Senior Vice President, Exploration.

5. The Qualified Person for the stockpile estimate is Kevin Pemberton, P.E., our Chief Mine Planning Engineer.

6. Mineral Resource estimates assume an open pit mining method, gold price of US$1,800/oz, modeled metallurgical recovery (resulting in average metallurgical recoveries by resource area that range from 57-85%), and operating cost estimates of US$1.42-US$1.68/t mined (mining), US$11.33/t processed (processing) and US$2.20-US$3.70/t processed (general and administrative).

7. Mineral Resources are reported at an average cut-off grade of 0.37 g/t Au.

8. North and South designations refer to locations north and south of the Guinobatan River, respectively.

Mineral Reserves

An economic analysis was completed on the Mineral Resource block model to establish an estimate of economically extractable Mineral Reserves. Dilution, ore loss and metallurgical recovery factors were applied to the Mineral Resource model to create a diluted Mineral Reserve model which includes "recoverable" grade estimates.

Open pit optimization was completed on the recoverable grade estimates in the Mineral Reserve block model using commercially-available optimization software using physical and economic parameters including geotechnical characteristics, pit wall and ramp designs, pit access elevations, mining, processing, general and administrative, and sustaining capital costs. Only blocks classified as Indicated Mineral Resources were included in the pit optimizations. The economic parameters used for open pit optimization were used to create cut-off grades for reporting of Mineral Reserves. Final pit designs were completed by personnel at the mine site.

Mineral Reserves include stockpiled ore which is derived by mine staff from detailed survey pickup for volume calculation of individual stockpiles, with grade estimated from GC. Mineral Reserves are contained within five main open pits with the Main Vein pit being the largest.

The Mineral Reserve estimate for the Masbate Gold Project accounts for mining depletion as of December 31, 2020 and costs based on the LoM and 2021 budget. The Mineral Reserve estimate has an effective date of December 31, 2020. Mineral Reserve estimates for the Masbate Gold Project have been modified from the Indicated Mineral Resources. No Proven Mineral Reserves have been reported.

Factors that may affect the Mineral Reserve estimates include changes to: gold price, pit slope and geotechnical, hydrogeological and pit dewatering assumptions; inputs to capital and operating cost estimates; operating cost assumptions used in the constraining pit shell; pit designs from those currently envisaged; modifying factor assumptions, including environmental, permitting and social licence to operate; and stockpiling assumptions as to the amount and grade of stockpile material.

Masbate Probable Mineral Reserves Statement

	100% Project Basis
Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
North	8,300	1.08	290
South	44,700	0.91	1,310
Stockpiles	31,000	0.57	570
Total Probable Reserves	84,000	0.80	2,170

Notes:

1. Mineral Reserves have been classified using the CIM Standards and have an effective date of December 31, 2020.

2. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3. Mineral Reserves are reported on a 100% project basis. Pursuant to the ore sales and purchase agreement between Filminera and PGPRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project. We have a 40% interest in Filminera, which owns the majority of the Masbate Gold Project tenements. Please see heading "– Property Description, Location, and Access" above for a further discussion of the foregoing.

4. The Qualified Person for the reserve estimate is Kevin Pemberton, P.E., our Chief Mine Planning Engineer.

5. Mineral Reserves are based on a conventional open pit mining method, gold price of US$1,500/ounce, modeled metallurgical recovery (resulting in average LOM metallurgical recoveries by pit that range from 62-86%), and average base operating cost estimates of US$1.42-US$1.68/t mined (mining), US$11.33/t processed (processing) and US$2.22-US$3.70/t processed (general and administrative).

6. Dilution and ore loss were applied through whole block averaging such that at a cut-off of 0.45 g/t Au, there is a 5.8% increase in tonnes, a 5.5% reduction in grade and 0.1% increase in ounces when compared to the Mineral Resource model.

7. Mineral Reserves are reported at cut-offs that range from 0.36-0.51 g/t Au.

8. North and South designations refer to locations north and south of the Guinobatan River, respectively.

Mining Operations

The mine is a conventional open pit operation. Mining activities are expected to end in 2024 while stockpile processing is expected to continue into early 2030. The mine plan assumes that all necessary permits will be granted in support of the mining operations, and that all the required surface rights can be obtained. The open pit mining sequence involves: GC drilling; drill and blast operations; and excavation and hauling of materials to the process plant ROM pad, temporary LG ore stockpiles or WRSF. Mining operations are conducted under an owner-operator model, and activities are scheduled on a 24-hour, seven days per week basis. Our mine life estimate is based on our current Mineral Reserves only. We conduct ongoing exploration and drilling with the objective of identifying new Mineral Resources and converting Mineral Resources into additional Mineral Reserves. If and to the extent that we are successful in identifying new Mineral Reserves, our mine life estimate may be updated.

Information derived from geotechnical and exploration drilling carried out at the various deposits, together with hydrogeological assessments (where available) and subsequent wall stability analyses and assessments, have been used to prepare "base case" wall design parameters at the feasibility level, which are considered suitable for use for mining purposes. The pit slope design recommendations were provided for the operation by third-party consultants George, Orr and Associates.

Hydrogeological assessments have been performed for the Main Vein, Colorado and Montana open pits. Water management practices envisage use of depressurization holes where necessary, and the potential use of vibrating wire piezometers. No hydrogeological information is currently available for the areas of the satellite pits, and the projected mine plans for these areas should allow for wall depressurisation drilling.

An average of 34 Mtpa of ore and waste will be mined from five different open pits. Production in 2020 was mostly from the Main Vein and Montana pits. The primary ore source in 2021 will also be from the Main Vein and Montana pits.

The mining and support equipment fleet was expanded in 2017 and is currently capable of annual total movement of 35 Mtpa, to meet the rate proposed in the LoM plan.

Processing and Recovery Operations

Design assumptions were based on the metallurgical test work described under the heading "– Mineral Processing and Metallurgical Testing" above.

The process plant is a conventional CIL type facility consisting of: primary crushing, two-stage SAG/ball mill grinding with pebble crushing, leaching, carbon adsorption; elution, electrowinning and smelting gold recovery stages; and a cyanide detoxification stage treating process plant tails before disposal in a TSF. Material is ground to 150 µm, and the leach residence time is 27 hours at the 8.0 Mtpa throughput rate.

Materials handling within the plant consists of 13 conveyor belts that are used to transport ore from the primary and supplementary crushing plants to the grinding and classification area. A 2.1 km long, 630 mm operative diameter high-density polyethylene tailings line runs from the process plant to the TSF.

The plant underwent an upgrade to 8.0 Mtpa in 2019. Currently, using the hardest ore types, the plant can treat 8.0 Mtpa consistently for the LoM. This expansion primarily consisted of adding a third ball mill and upgrading the existing crushing circuit. The mining rate at the Masbate Gold Project will remain constant, and the additional mill feed for the plant will come from LG ore from the mine and stockpiles.

No market studies are currently relevant as the Masbate Gold Project is an operating mine producing a readily saleable commodity in the form of doré. Doré produced by PGPRC typically contains 60% gold and 40% silver and is exported to Switzerland.

Infrastructure, Permitting, and Compliance Activities

The mine area is fully serviced with roads that currently connect the open pit mines, process plant area, and accommodations areas. The mine airstrip is suitable for daylight operations and is used to transport critical personnel and spare parts. The causeway at Port Barrera is used for barge transport of heavy equipment, reagents (lime, cyanide), bulk materials, spare parts, and other oversized items. A 30 MW HFO- and diesel-fueled power plant provides power to the operations.

The TSF was formed by cross-valley type earth-fill embankments. The Stage 11 lift from 54 m reduced level ("mRL") to 59 mRL was completed in late 2019. Construction to a final height of 71 mRL will be achieved by a continuation of progressive uplifts (Stage 12 to Stage 16) and will require the addition of several additional saddle dams and incorporation of the existing division dam into the main body of the TSF. Water storage and water management is currently performed through construction and progressive improvement of sediment ponds, silt traps, silt fence, drainage systems, re-vegetation works and appropriate bund walls along haul/access roads, and operations of a number of water storage weirs.

Filminera's environmental protection and management programs have been carried out since the commencement of operations. This was guided by the conditions stipulated in the issued Environmental Compliance Certificate ("ECC") and outlined/described in the approved Environmental Protection and Enhancement Program ("EPEP"), including the Environmental Impact Assessment ("EIA") documents of the Masbate Gold Project to meet all the necessary regulatory and company standards. PGPRC has its own EPEP pursuant to its Mineral Processing Permit, based on conditions stipulated in the same ECC and related documents of the Masbate Gold Project. On January 22, 2019, the Environment Management Bureau approved the amendment to the ECC for the implementation of the Montana Expansion Project. On December 19, 2019, the Environmental Management Bureau approved further amendment to the ECC to expand the capacity of the gold processing plant to 9 Mtpa.

Environmental risk assessments, together with a formal environmental audit and review of ECC conditions are also performed periodically through initiatives by Filminera. Independent consultants have also been used to externally validate environmental compliance and program implementation.

Filminera has maintained ISO14001 certification since 2016, and has implemented various environmental monitoring programs, construction/installation of environmental control measures and other initiatives. ISO certification status is maintained on an ongoing basis.

Filminera maintains a comprehensive listing of permitting requirements and key operational documents. The key permits are the MPSAs. Filminera also holds a mineral processing permit. Two additional permits, a Special Forest Land Use Permit and Special Land Use Permit, were granted for infrastructure construction and operation outside the MPSA areas, including the TSF, WRSFs and airstrip. Additional permits will be required in support of mining operations at the planned satellite open pits. Permitting activities were underway when the following regulations were issued:

1. Department Memorandum Order 2016-1 dated July 8, 2016 ("Memorandum #1") - the DENR issued a moratorium on the approval of all new mining projects including acceptance, processing and/or approval of applications for mining permits. Memorandum #1 was issued in connection with the audit of existing mines in the Philippines conducted by the DENR in 2016. In a subsequent Memorandum dated December 22, 2017, the DENR clarified that the following activities are not covered by the moratorium:

a. enhancement/modification of the existing mining operations, including its processing to attain maximum production efficiency;

b. increase in the extraction rate and/or production capacity within the same area covered by the existing ECC; and

c. any additional component(s) deemed necessary in the mining/processing operation not specified in the EIA Study/ECC which will be located or constructed in the area covered by the MPSA.

2. Executive Order #79 issued on July 6, 2012 - provides that no new MPSAs shall be entered into until legislation rationalizing revenue sharing is in effect. In 2014, the moratorium on new MPSAs was modified to allow expansion of contract areas of operating mines with available Mineral Resources/Reserves. In 2017, a law was passed increasing the government's share in the MPSA (the excise tax on all non-metallic and metallic minerals and quarry resources) from 2% to 4% based on the actual market value of the gross output.

Filminera has secured the DENR approval for the consolidation of its and VMC's MPSAs to qualify the planned and future satellite pits as expansion areas for the Masbate Gold Project. All the necessary permits from the Mines and Geosciences Bureau for Montana area were also secured and mining activities commenced in mid-February 2020.

Renewal of permitting and operational documents is an ongoing process, depending on the circumstances of the operation and individual permit requirements.

The community relations group is responsible for the establishment and strengthening of relationships with the various stakeholders to obtain and maintain social acceptability of the operations in the area. Stakeholders include the residents of the host and neighboring communities, local government units (provincial, municipal and barangays), national and regional government agencies, media groups, various churches, non-governmental organisations ("NGOs"), educational institutions, and the Philippine National Police and Military.

Closure costs, including a 10-year post-closure monitoring program, are estimated at approximately US$31.2 million. These costs are revised annually as part of our mine restoration provision.

Capital and Operating Costs

Capital Costs

Capital costs are based on operational experience and LoM projections. The table below presents the 2021 budgeted costs and the estimated capital costs for the LoM, excluding 2021.

Capital Cost Estimate

Area	2021 Budget (US$ million)	LoM Estimated Cost excluding 2021 (US$ million)
Site General and Infrastructure	1.1	1.9
Mining and Processing	28.7	62.5
Closure and Rehabilitation	-	31.2
Land Acquisition	5.4	11.9
Total	35.2	107.5

Notes:

1. Totals may not sum due to rounding.

2. The projected LoM for the Masbate Gold Project is approximately four years of mining and approximately nine years of processing.

The capital cost estimates include tailings dam expansions, and standard sustaining costs for mining, processing and general and administration costs. Deferred stripping costs are excluded from the capital cost estimates.

Operating Costs

Budgeted 2021, and estimated LoM operating costs, excluding 2021, are provided in the table below.

Operating Cost Forecast

Area	Units	2021 Budget (US$)	LoM Estimated Cost excluding 2021 (US$)
Mining	US$/t mined	1.15	1.41
Processing	US$/t processed	10.27	10.04
Site General	US$/t processed	3.70	2.57

Notes:

1. Costs are variable depending on whether ore is classified as LG or HG, and whether the mill feed is classified as oxide or fresh (primary). Costs are based on whether the material being processed is stockpiled or in situ material.

2. The processing costs include the ore load and haul costs and some road maintenance costs.

3. The cut-off grade calculations and optimizations for these costs are not included with the process costs.

4. The projected LoM for the Masbate Gold Project is approximately four years of mining and approximately nine years of processing.

Operating costs include all mining, processing and general and administration costs including pre-stripping.

The capital cost estimates and operating cost estimates in the tables above are based on our current estimates and mine plan for the Masbate Gold Project. Costs in subsequent years may vary significantly from 2021 and LoM cost estimates as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to our current mining operations or mine plan. The current mine plan for the Masbate Gold Project is based on existing Mineral Reserves. Ongoing exploration and analyses at operating mines are conducted with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified it may alter the current mine plan and potentially extend the mine life.

Production, Development, and Exploration

The Masbate Gold Project produced 204,699 ounces of gold in 2020, at the midpoint of the guidance range of between 200,000 and 210,000 ounces. The Masbate Gold Project's strong operational performance in 2020 was achieved despite a five day temporary suspension of mining activities in the first quarter due to fuel shortages relating to COVID-19 restrictions, and a six day suspension of mining and processing activities for inspections after the August 18, 2020 magnitude 6.6 earthquake which was centered approximately 90 km from the mine site. Operations continued as normal following a super typhoon (Typhoon Goni), which first made landfall in the Philippines on November 1, 2020.

The Masbate Gold Project continued its remarkable safety performance in 2020, extending the number of days without an LTI to 776 days as at December 31, 2020.

Mill throughput was 7.76 Mt in 2020 at an average grade of 1.00 g/t Au, with an average gold recovery of 82.3%, compared to mill throughput in 2019 of 8.0 Mt at an average grade of 1.16 g/t Au, with an average recovery of 73.2%.

Gold production at the Masbate Gold Project in 2021 is expected to be between 200,000-210,000 ounces. The Masbate Gold Project is budgeted to process a total of 8.0 Mt of ore at an average gold grade of 1.10 g/t Au and metallurgical recovery of 73.4%.

Exploration in early 2020 included infill drilling to potentially support conversion of Mineral Resources currently classified as Inferred to Indicated, and exploration drilling that targeted extensions to the mineralized zones. Later in 2020, drilling, mapping, sampling and trenching were carried out in the southern portion of the mine site and other exploration licences.  Drilling at depth in the Libra zone confirmed that potentially mineable mineralization continues at depth. Probe holes targeting north of the Dabu zone yielded encouraging results.

The 2021 exploration budget for the Masbate Gold Project is approximately US$6.3 million, which includes 15,000 m of core and RC drilling. The exploration focus is extending mineralized zones, providing additional information for mine design and finding new mineralized structures. A portion of the budget is earmarked for evaluation of several prospects in the Philippines.

Otjikoto Mine

Certain portions of the following information is derived from and based on the technical report entitled "Otjikoto Gold Mine, Namibia, NI 43-101 Technical Report" dated effective December 31, 2018, prepared by the following Qualified Persons: Tom Garagan, P. Geo., Peter Montano, P.E., John Rajala, P.E. and Ken Jones, P.E. (the "Otjikoto Report") and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Otjikoto Mine, please refer to the Otjikoto Report, which is available on SEDAR at www.sedar.com. Information that post-dates the Otjikoto Report is provided by B2Gold.

Property Description, Location, and Access

The Otjikoto Mine is located in the north-central part of the Republic of Namibia. It is situated approximately 300 km north of Windhoek, the country's capital, within the Otjozondjupa Region. The Otjikoto Mine can be accessed off the main B1 road, a primary paved road, from the towns of Otjiwarongo or Otavi located approximately 70 km to the southwest and 50 km to the northeast of the Otjikoto Mine, respectively.

Mining Licence 169 ("ML169"), covering an area of 6,933.99 ha, was granted for a 20-year term, expiring in December 2032, and renewable for further periods, each term not exceeding 15 years. Maintaining ML169 requires payment of an annual fee of N$10,000 and filing of bi-annual environmental reports with the Ministry of Environment and Tourism ("MET"), development of a work program, environmental compliance, commitment to seek local suppliers for fuel and lubricants, approval of the product take-off agreement, and payment of taxes by permanent employees in Namibia. Surrounding ML169 is Exclusive Prospecting Licence 2410 ("EPL 2410") with a total area of 47,534 ha, which will expire on May 5, 2021 We have filed an application for a two-year renewal of EPL 2410 with the Ministry of Mines and Energy. Maintaining EPL 2410 requires payment of an annual fee of N$5,000, filing of quarterly exploration reports with the Ministry of Mines and Energy and bi-annual environmental reports with the MET. Exploration on the area of the ML169 is conducted under the terms of an Environmental Clearance Certificate issued by the MET on August 9, 2018 and remains in good standing for three years. Exploration on the area of EPL 2410 is conducted under the terms of an Environmental Clearance Certificate issued by the MET on July 26, 2019 and remains valid for three years.

B2Gold Namibia, the holder of ML169 and operator of the Otjikoto Mine, is 90% owned, indirectly, by us and 10% by EVI.

We have purchased and consolidated a number of farms into B2Gold Namibia Property (Proprietary) Limited ("B2Gold Namibia Property"), including the Wolfshag, Otjikoto, Gerhardshausen, Felsenquelle, and Erhardtshof farms. We hold the surface rights through these farms, and all mine infrastructure and the mine itself are situated within property owned by B2Gold Namibia Property. No additional surface rights are required to support our mining operations.

The Agricultural and Commercial Land Reform Act (Namibia) levies a land tax, with the rates of such tax determined by reference to the nationality, size of the farm, classifications of the land for agricultural use, activities and number of farms by a particular owner, as determined by the Ministry of Land Reform. Where exploration activities are conducted on private land owned by third parties, we typically enter into compensation agreements (within the meaning of section 52 of the Namibian Minerals Act (Namibia)) for any land disturbance or inconvenience with such owner.

We hold water permit #10971, allowing for 4.0 million cubic millimetres per annum water extraction from selected groundwater wells subject to certain monitoring and reporting conditions, which has been renewed until November 2022.

The Namibian Minerals Act (Namibia) levies a royalty of 3% on the net sales of gold and silver. A VAT of 15% applies to domestic goods and services and 16.5% to imported goods and services. A refund on the 15% VAT on domestic goods and services is available. The Income Tax Amendment Act, 2015 (Namibia), which inserted a section 35B into the Income Tax Act, 1981 (Namibia), has introduced a 10% withholding tax on interest payable to non-resident lenders. See "Risk Factors" below for a discussion regarding potential tax amendments in Namibia.

The Export Levy Act (Namibia) levies an export levy of 1% on the commercial value of the invoice for gold bullion exported.

To the extent known, there are no other significant factors or risks that might affect access or title to, or the right or ability to perform work on, the property, including permitting and environmental liabilities which the project is subject to, that have not been discussed in this Annual Information Form.

History

All of the early exploration activity from the 1960s to the late 1990s focused on base metals. Companies involved included Kennecott Exploration Company, Falconbridge Ltd., Tsumeb Corporation, Anglo American plc, and Gold Fields Prospecting. However, only a limited portion of the current licences were held and explored by these companies.

Due to the thickness of cover material, the primary exploration tool was geophysics. Completed surveys included ground magnetics, IP, time domain EM, controlled source audio magnetotellurics, natural source audio magnetotellurics, and frequency domain EM.

During 1998-1999, Avdale Namibia (Proprietary) Limited, which was originally incorporated as a subsidiary of Anglo American plc, and was subsequently purchased by B2Gold Namibia, drill tested an intense 9 km long linear magnetic feature centered on the Otjikoto farm, and observed visible gold at the base of some RAB drill holes.

There is no known gold or base metals production prior to our development of the mine. Several small-scale amethyst quarries are present on the property but not in the immediate area of the main deposit. There are no historical estimates that are relevant to the current Mineral Resources and Mineral Reserves.

Geological Setting, Mineralization, and Deposit Types

The Otjikoto deposit is located within the Damara Mobile Belt, within the northern portion of the northeasterly-striking "Intracratonic Branch" of the belt and is an example of an orogenic-style gold deposit.

The Otjikoto area is predominantly underlain by lithologies belonging to the Neoproterozoic Swakop Group. The Okonguarri Formation hosts the gold mineralization and is overlain and underlain by glacial diamictite horizons of the Ghaub and Chuos Formations, respectively. The Okonguarri Formation consists primarily of thick units of dark grey carbonaceous marble, biotite-schist, graphitic schist and calc-silicate horizons. The schist units are derived from semi-pelitic, pelitic, marl and psammitic units in a turbiditic sedimentary package. The rocks in the Otjikoto area have experienced at least three phases of moderate to tight folding and some thrust faulting. They have also been affected by extensive metasomatism, followed by prograde regional metamorphism that has reached upper greenschist to lower amphibolite facies.

Mineralization in the main Otjikoto deposit is hosted by a north-northeast striking sheeted sulphide (+ magnetite)-quartz + carbonate vein system that has a strike length of about 2.6 km and extends at depth to at least 475 m below surface. The gold occurs in a series of thin (commonly <10 cm) sheeted veins in the Upper and Middle Okonguarri Formation. The veins and associated mineralization form a series of en-echelon zones oriented at approximately 010-020° north-northeast and plunging at 10-15° (average 12°) to the south-southwest. Vein concentrations range from one to 30 veins per metre, with a higher vein concentration within the Central and West shoots. Gold occurs within the vein system as coarse native gold particles that can vary from 5-400 µm, averaging about 100 µm in size. Mineralization remains open down plunge as presently tested.

Mineralization in the adjacent Wolfshag deposit occurs as a series of south-southwest-plunging shoots of mineralization coincident with the hinge zones of the tight folding of several marble and metasedimentary horizons. Mineralization is associated with generally concordant (bedding parallel) vein zones that are principally hosted within an altered meta-sandstone unit. The mineralized zone is about 2.1 km long and has been followed with drilling for about 2,000 m down plunge to a depth of 750 m below surface. The deposit consists of a series of fold-duplicated mineralized zones alphabetically subdivided from WA to WE into either west-northwest or east-southeast-verging fold closure zones. HG shoots within the mineralised zones are associated with parasitic folds occurring within the larger fold structure. The shoots plunge at 15° to 20° to the south-southwest, sub-parallel to the Otjikoto deposit shoots.

Gold mineralization can be vein-hosted or represent replacement or disseminated styles. Mineralization at both Otjikoto and Wolfshag zones remains open at depth down plunge to the southwest.

Exploration in 2020 identified a new zone east of the Wolfshag deposit called the OTG Zone, which has been intersected by several core drill holes. Gold is associated with pyrrhotite, pyrite and magnetite and hosted in chlorite- and garnet-bearing quartz-carbonate veins. The mineralized zones are associated with parasitic folds, much like Wolfshag and Otjikoto. Exploration in 2021 will continue to test this area and define the geometry and grade potential of the new zone.

Exploration

Exploration activities completed by us include geological mapping, geochemical soil sampling, airborne geophysical surveys (Aster satellite imagery, electromagnetics, magnetics and radiometrics), and ground geophysical surveys (magnetics, IP).

Regional exploration work is ongoing with geophysics used as the principal tool to define targets under the extensive calcrete cover. Exploration programs proximal to the Otjikoto Mine are focused on the Okonguarri Formation, where it is situated between the Footwall Marble and Karibib Formation marble.

In 2020, at the Ondundu license, a comprehensive host rock sampling grid was completed over the core of the main anticline. This identified several gold anomalies which were followed up by RAB and core drilling.

Our current and planned exploration activities are discussed under the heading "– Production, Development and Exploration" below.

Drilling

Drilling has been completed in support of exploration evaluations, Mineral Resource and Mineral Reserve estimates, mine planning, geotechnical and hydrogeological evaluations, and infrastructure site sterilization (condemnation drilling). Drilling as of December 31, 2020 at the Otjikoto Mine consists of 3,221 core, RC, and RAB drill holes (367,585 m). Of this drilling, 978 core holes (204,101 m) and 448 RC holes (3,7913 m) support the Mineral Resource estimate at Otjikoto and 447 core holes (121,248 m) and 24 RC holes (1,596 m) support the Mineral Resource estimate at Wolfshag. No RAB drilling is used in estimation.

Sieved RAB samples, RC chips, and core are logged. Core is photographed, and recoveries are recorded. Drill hole collar locations are surveyed by a contract professional land surveyor. Down-hole surveys are performed at regular down-hole intervals using Reflex Ez-shot instrumentation.

Drilling in 2020 near the Otjikoto Mine tested up-plunge and down-plunge extents of gold mineralisation. This drilling extended the recently discovered OTG Shoot, which is close to the Wolfshag underground development. Geophysical and gold anomalies outside the Otjikoto Mine area identified from previous sampling programs were drill tested.

Sampling, Analysis, and Data Verification

RC samples are collected at 1 m intervals in plastic bags using a cyclone and split at the drill site using a riffle splitter. The split samples are transported to the core yard, where they are further split to produce an assay sample, a field duplicate, and a reference sample. RC GC samples are collected on 2 m intervals. The majority of the sampling on the project was done at 1 m sample intervals.

For current exploration programs, ALS Minerals Okahandja, Namibia or ALS Johannesburg are used for sample preparation, ALS Johannesburg for primary analysis and the Otjikoto mine laboratory or ALS Chemex in Vancouver, Canada as the check laboratories. All laboratories except the mine laboratory have accreditations for selected analytical techniques and are independent from B2Gold. The ALS Minerals sample preparation laboratory in Okahandja is visited about once a month to confirm samples are being prepared to the set specifications. The ALS Johannesburg laboratory is annually audited by an external consultant.

Early sample preparation consisted of drying, crushing to -2 mm, and pulverizing to 106 μm. The protocol was modified due to the nuggety nature of the gold mineralization to capture both the +106 μm and -106 μm fractions for analysis. Gold grades are determined using a screen fire assay methodology with either an atomic absorption (<10ppm gold) or gravimetric finish (>10 ppm gold). In addition to gold assays, a multi-element suite of 22 elements can be requested for exploration assays. Sulphur and carbon are also assayed for, using either a LECO or similar carbon and sulphur analyzer.

Density determinations are regularly performed by site personnel on RC and whole core samples using either the water displacement method or pycnometer testing.

QA/QC measures include regular insertion of certified reference materials, field duplicates, and blank sample materials prior to submission of samples to the laboratory to monitor laboratory accuracy, precision and sample sequencing. QA/QC sample insertion rates are typically at the rate of 1:20 but can be at 1:38 for selected sample types. QA/QC data are reviewed on a continuous basis.

Sample security measures practiced included moving RC and core samples from the drill site to our secure core yard in Otjiwarongo. Sample shipments are tracked using industry-standard procedures. We are of the opinion that the core storage is secure because access to the Otjiwarongo core yard is strictly controlled and a B2Gold representative has always been present in the core yard.

Data imported into the project database are subject to validation, which includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry norms. No material issues with the project database including sampling protocols, flowsheets, check analysis program or data storage have been identified to date from the checks performed. The project database is acceptable for use in Mineral Resource and Mineral Reserve estimation and can be used to support mine planning.

Mineral Processing and Metallurgical Testing

Metallurgical test work for the Otjikoto deposit has been primarily performed by SGS Lakefield. Additional testing facilities included Jenike & Johanson (materials handling), Rocklab (unconfined compressive strength tests), CANMET (leach optimization), FLS-Knelson (gravity concentration and intensive leach tests). Laboratories performing test work on the Wolfshag deposit include ALS Minerals (bottle roll tests), SGS Lakefield (comminution, deportment, rheology, tailings), and FLSmidth (Bond low-energy impact test).

Completed test work included materials handling, comminution, grind circuit modelling, unconfined compressive strength tests, bulk mineralogy, chemical composition and mineralogy, leach and gravity tests, leach optimization, leach variability tests, carbon adsorption test work and modelling, cyanide destruction test work, gravity concentration and intensive leach test work, sedimentation and rheological tests, tailings characterization, bench scale sedimentation tests, and environmental and geotechnical testing.

Samples selected for metallurgical testing were representative of the various types and styles of mineralization within the different zones. Average LoM gold recoveries were initially estimated to be 95.6%. During operations, the process plant has been optimized, and is reliably achieving recoveries >98%. The Wolfshag and Otjikoto ores are therefore expected to support average LoM gold metallurgical recoveries of 98%.

There are no known deleterious elements that incur penalties in the doré. There are also no known elements in the material to be treated that may cause plant processing issues.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

Mineral Resource estimates are reported from two block models, the combined Otjikoto and Wolfshag open pit model and the Wolfshag underground model. The Otjikoto and Wolfshag open pit models were built in 2015 and 2018, respectively, and combined into one model for Mineral Resource and Mineral Reserve pit shell runs and reporting.

Otjikoto Model

For the Otjikoto deposit, mineralized zones were created using lithology, vein percent, sulphide abundance and gold grade at a nominal 0.3 g/t Au cut-off. Mineralized zone wireframes were identified by the thrust block in which they occur. Using logged rock type and oxidation from exploration drill holes, surfaces were created for the base of calcrete, transition, oxide and mixed. The bottom of calcrete surface was used as a top to the thrust and mineralized zone wireframes. Metallurgical domains are defined by oxidation state and dominant sulphide composition (pyrite/pyrrhotite). Bulk densities applied to the Otjikoto block model vary by lithology, mineralization, and oxidation state, ranging from 2.43 in hardpan to 2.84 in sulphide-mineralized albitite.

For the Otjikoto LG domains, capping ranged from 4-6 g/t Au and for the HG domains capping ranged from 5-40 g/t Au. Down-hole composites were set at 2 m lengths. Otjikoto gold grade estimates are based on a combination of OK of an indicator (at 0.8-0.9 g/t Au) and OK of the HG and LG components of the indicator. Model validation was performed using visual and software checks and reconciliation to GC models. No Measured Mineral Resources were classified. For Otjikoto, drill spacing for Indicated Mineral Resources is nominally 25 x 50 m and for Inferred Mineral Resources is up to 100 x 100 m.

Wolfshag Model

For the Wolfshag deposit, two nested shells were created based on a combination of grade and vein intensity. These were a LG domain at a nominal 0.2 g/t Au, and a HG domain at a nominal 1 g/t Au. For the open pit model, only the LG domain was used as a boundary in the gold grade estimate. A stratigraphic/structural model was created based on all available geological data. Within each of the modeled stratigraphic units, lithology was assigned by interpolating indicators for each major rock type. Weathering and oxidation surfaces were created from simplified drill logs. Metallurgical domains are defined by oxidation state and dominant sulphide composition. For Wolfshag, densities were interpolated where sufficient data was available. Bulk densities range from 1.9 in soil to 2.98 in some of the Wolfshag HG zones.

For Wolfshag, capping values ranged from no cap applied to 1 g/t Au in marble/waste, and 2-50 g/t Au in HG zones. Down-hole composites were set at 2 m lengths. Wolfshag grades for the open pit model were estimated using OK. Model validation was performed using visual and software checks and reconciliation to GC models. No Measured Mineral Resources were classified. For Wolfshag, drill spacing for Indicated Mineral Resources is generally 25 x 25 m (with some 25 x 50 m spacing) and for Inferred Mineral Resources drill spacing is generally 50 x 100 m.

Combined Otjikoto and Wolfshag Open Pit Model

The Otjikoto and Wolfshag open pit sub-cell models were combined into one sub-celled model which was reblocked to a single block size of 6 x 12 x 3.3333 m using whole-block averaging. The combined re-blocked model was used for pit generation and mine planning work.

Wolfshag Underground Model

The down-plunge extension of Wolfshag mineralization is the area from which underground Mineral Resources and Mineral Reserves are reported. The model uses the HG and LG domains as recorded for the Wolfshag open pit model. Gold grades were estimated using inverse distance weighting to the third power with the HG and LG domains used as hard boundaries for grade estimation. Block model checks included visual review of block grades relative to composite grades, comparison of block model grades to the declustered composites and swath plots. No Measured Mineral Resources are reported. Indicated Mineral Resources were classified based on a maximum drill spacing of 25 x 25 m and Inferred Mineral Resources were classified based on a maximum drill spacing of 50 x 100 m.

Otjikoto and Wolfshag Reporting

Mineral Resources considered potentially amenable to open pit mining methods were constrained within a conceptual pit shell and are stated above a cut-off of 0.26 g/t Au. Mineral Resources are reported above a cut-off grade that is supported by estimated LoM cost data and a higher gold price assumption (US$1,800). This has increased the estimate of Inferred Mineral Resources within the Otjikoto open pit when compared to reporting as of December 31, 2019.

Mineral Resources considered amenable to underground mining methods are located outside the pits used for reporting open pit Mineral Reserves, and any block above a cut-off of 1.7 g/t Au that is within the underground design used for reporting underground reserves, or any blocks outside the underground design and above a cut-off grade of 2.7 g/t Au with a minimum thickness of 1.5 m. The cut-offs are based on underground engineering and cost studies.

The Mineral Resource estimate for Otjikoto accounts for mining depletion as of December 31, 2020. The Mineral Resource estimate has an effective date of December 31, 2020. No Measured Mineral Resources were estimated.

Factors that may affect the Mineral Resource estimates include changes to or in: metal price assumptions; assumptions used to generate the gold grade cut-off grade; local interpretations of mineralization geometry and continuity of mineralized zones; geological and mineralization shape and geological and grade continuity assumptions; density and domain assignments; geotechnical, mining and metallurgical recovery assumptions; the input and design parameter assumptions that pertain to the conceptual pit constraining the estimates; and our assumptions as to the continued ability to access the site, retain mineral and surface rights titles, and maintain the social license to operate.

Otjikoto Indicated Mineral Resources Statement

	100% Project Basis			Attributable Ownership Basis
Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Otjikoto Open Pit	22,600	0.88	640	90	20,400	0.88	580
Wolfshag Open Pit	2,600	2.35	200	90	2,300	2.35	180
Wolfshag Underground	1,100	8.18	290	90	1,000	8.18	260
ROM Stockpiles	3,200	0.78	80	90	2,900	0.78	70
LG Stockpile	14,300	0.43	200	90	12,800	0.43	180
Total Indicated	43,800	1.00	1,400	90	39,400	1.00	1,260

Otjikoto Inferred Mineral Resources Statement

	100% Project Basis			Attributable Ownership Basis
Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Otjikoto Open Pit	9,000	0.74	220	90	8,100	0.74	190
Wolfshag Open Pit	1,800	0.68	40	90	1,600	0.68	30
Wolfshag Underground	1,400	6.09	280	90	1,300	6.09	250
Total Inferred	12,300	1.36	540	90	11,000	1.36	480

Notes:

1. Mineral Resources have been classified using the CIM Standards. Mineral Resources are reported inclusive of those Mineral Resources that have been modified to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3. Mineral Resources are reported on a 100% project and a 90% attributable basis; the remaining 10% interest is held by EVI.

4. The Qualified Person for the resource estimate is Tom Garagan, P.Geo., our Senior Vice President, Exploration.

5. The Qualified Person for the stockpile estimates is Peter Montano, P.E., our Project Director.

6. Mineral Resource estimates that are amenable to open pit mining methods assume a gold price of US$1,800/oz, metallurgical recovery of 98%, and operating cost estimates of US$2.27/t mined (mining), US$12.06/t processed (processing) and US$3.07/t processed (general and administrative).

7. Mineral Resources that are potentially amenable to open pit mining are reported at a cut-off of 0.26 g/t Au. Mineral Resources that are potentially amenable to underground mining are reported at cut-off grades of 1.7 or 2.7 g/t Au.

Mineral Reserves

Indicated Mineral Resources were converted to Probable Mineral Reserves following consideration of relevant Modifying Factors. Mineral Reserve estimation was based on the LoM pit, underground mine, and WRSF designs and mine and mill production schedules.

The Mineral Reserve estimate for Otjikoto accounts for mining depletion as of December 31, 2020 and costs based on the LoM plan and 2021 budget. The Mineral Reserve estimate has an effective date of December 31, 2020. Mineral Reserve estimates for the Otjikoto Mine have been modified from the Indicated Mineral Resources. No Proven Mineral Reserves have been reported.

Factors that may affect the Mineral Reserve estimates include changes to: gold price, pit slope and geotechnical, hydrogeological and pit dewatering assumptions; inputs to capital and operating cost estimates; operating cost assumptions used in the constraining pit shell; pit designs from those currently envisaged; modifying factor assumptions, including environmental, permitting and social licence to operate; and stockpiling assumptions as to the amount and grade of stockpile material.

Otjikoto Probable Mineral Reserves Statement

	100% Project Basis			Attributable Ownership Basis
Area	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)	Ownership Percentage (%)	Tonnes (x 1,000)	Gold Grade (g/t Au)	Contained Gold Ounces (x 1,000)
Otjikoto Open Pit	7,500	1.28	310	90	6,700	1.28	280
Wolfshag Open Pit	1,900	3.00	180	90	1,700	3.00	160
Wolfshag Underground	1,200	5.57	210	90	1,100	5.57	190
ROM Stockpiles	3,200	0.78	80	90	2,900	0.78	70
Total Probable Reserves	13,800	1.77	790	90	12,400	1.77	710

Notes:

1. Mineral Reserves have been classified using the CIM Standards and have an effective date of December 31, 2020.

2. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

3. Mineral Reserves are reported on a 100% project and a 90% attributable basis; the remaining 10% interest is held by EVI.

4. The Qualified Person for the Mineral Reserve estimate within open pits and stockpiles is Peter Montano, P.E., our Project Director. The Qualified Person for the Mineral Reserve estimate that will be mined using underground methods is Randy Reichert, P. Eng., our Vice President Operations.

5. Mineral Reserves that will be mined by open pit methods or are in stockpiles, are based on a conventional open pit mining method, gold price of US$1,500/oz, metallurgical recovery of 98%, selling costs of US$63.49/oz Au including royalties and levies, average mining cost of US$2.27/t mined, average processing cost of US$12.06/t processed, and site general costs of US$3.07/t processed. Reserve model dilution and ore loss was applied through whole block averaging such that at a 0.45 g/t Au cut-off there is a 2.3% decrease in tonnes, a 2.2% reduction in grade, and a 4.4% reduction in ounces when compared to the Mineral Resource model. Mineral Reserves that will be mined by open pit methods or are in stockpiles are reported above a cut-off grade of 0.45 g/t Au.

6. Mineral Reserves that will be mined by underground methods assume a modified transverse longhole stoping mining method, gold price of US$1,350/oz, metallurgical recovery of 98%, selling costs of US$63.49/oz including royalties and levies, average mining cost of US$84.83/t mined, average processing cost of $12.06/t processed, general costs of $3.07/t processed, 10% dilution, and 90% mining recovery. Mineral Reserves that will be mined by underground methods are reported above a cut-off grade of 2.68 g/t Au.

Mining Operations

The Otjikoto Mine is currently an owner-operated conventional open pit operation. Development of the Wolfshag underground mine commenced in late 2020, and stope ore production is scheduled for early 2022. Mining is based on a phased approach with stockpiling to bring HG material forward and provide operational flexibility.

Open pit Mineral Reserves will be mined from the Otjikoto and Wolfshag pits for four years, including 2021. The current underground mine plan projects that Mineral Reserves will be mined from the Wolfshag deposit for approximately four years starting in early 2022. Mill production is scheduled for a total of five years, including 2021. Development is based on the Otjikoto deposit being mined in three phases and the Wolfshag deposit being mined in four phases (three open pit phases, and an underground mine targeting the lower levels of the Wolfshag deposit). The ultimate pit will be 2.8 km in length and will have separate pit bottoms for the Otjikoto and Wolfshag deposits. Our mine life estimate is based on current Mineral Reserves only. We conduct ongoing exploration and drilling with the objective of identifying new Mineral Resources and converting Mineral Resources into additional Mineral Reserves. If and to the extent that we are successful in identifying new Mineral Reserves, our mine life estimate may be updated. Mineral Resources in LG stockpiles may be processed at the end of mine life, or when higher grade tonnes are not available, depending on current costs and gold prices. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Pit slopes vary by geotechnical domain, with inter-ramp slope angles ranging from 30-60º. Bench heights also vary by geotechnical domain, from 10-20 m. Reserve model dilution and ore loss were applied through whole block averaging such that both dilution and ore losses are variable. A nominal ramp and road width of 27 m, including drainage and safety windrow, was used for dual lane truck operation in the mine design. Ramp widths were reduced to 20 m in the lower levels of the phase designs to allow for single lane haulage on the final benches. Ramp grades were designed to a maximum of 10%.

The Wolfshag underground mine will be accessed via a single 1,300 m long decline at a maximum gradient of 15%, which is scheduled to be collared from the east wall of the Otjikoto pit in the third quarter of 2020. The ventilation system will rely on a single 4.0 m diameter raisebored ventilation raise and surface fans to supply 175 m3/s of fresh air to the underground workings. The mining method used will be a modified transverse longhole stoping with cemented rock fill and uncemented rock fill. Planned stope dimensions are 12 m wide by 16-25 m high by 15-25 m long, depending on orebody geometry and geotechnical conditions. Underground dewatering will be accomplished using both surface dewatering borehole(s) and underground pumping infrastructure.

A construction period of 17 months and a total lateral development quantity of 3,208 m is estimated before underground stoping production will commence in the first quarter of 2022, with a producing life of approximately four years thereafter, based on Mineral Reserves. Steady-state underground production of 1,100 ore tonnes per day will be achieved in the second quarter of 2022. Total lateral development rates will peak in 2022 at 13 m per day. Mine production will rely on conventional mechanized trackless mining equipment. Haul trucks will be used for material transport and used to transport mine backfill on the back-haul. Waste dilution is estimated at 10% with a mining recovery of 90%.

The base case open pit mine production schedule involves movement of up to 43 Mtpa of material to sustain processing of 3.4 Mtpa for the period from 2021 to 2025. The current LoM plan assumes processing of up to 6.2 Mt from the Indicated Mineral Resource LG stockpile when higher-grade feed is not available, with an average gold grade of 0.43 g/t Au. This stockpile has similar grades to the break-even processing cut-off grade, so processing of this stockpile will be determined when processing capacity is available. The LG stockpile has been classified as Indicated Mineral Resources but has not been converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Otjikoto and Wolfshag open pit designs and production schedules have been revised to include the Wolfshag underground mine, fewer total mined tonnes (due to converting Wolfshag Phase 4 from open pit to underground mining) and updated open pit geotechnical parameters. Under the current assumptions for open pit and underground development and production, an average of 200,000 ounces per year are expected over the period 2021-2024. Mine development will also provide access for down-plunge and parallel exploration and has been designed to support potential future expansions.

The mining operations are scheduled to work 365 days a year, with reduced production rates during the rainy season. The open pit equipment fleet is based on 90 t capacity haul trucks that are conventional for the industry, providing relative flexibility in the utilisation as several pit stages will be mined simultaneously to mine waste and ore at different levels. The mill feed ore is transported from open pits to the ROM pad for direct tipping or stockpiling. It is assumed that up to 75% of the ROM feed will be stockpiled to regulate the mine production and crusher feed rates.

A large WRSF is located west of the Otjikoto and Wolfshag open pits. Location considerations were based on minimizing haulage, surface water drainage and area availability. An overall slope angle of 18° was used in the design of the WRSF faces with 15 m wide berms located at 10 m vertical intervals.

Processing and Recovery Operations

Design assumptions were based on the metallurgical test work described under the heading "– Mineral Processing and Metallurgical Testing" above.

The mill uses a conventional flowsheet whereby gold is recovered by gravity concentration/intensive leaching and by a cyanide leach/CIP process for treatment of gravity tailings. The process flowsheet consists of: crushing; grinding; gravity concentration and intensive cyanidation; cyanide leaching of gravity tailings; CIP; cyanide destruction; tailings disposal; acid wash and elution; electrowinning and gold room; carbon regeneration; reagents make-up and distribution; and air services and plant water services.

No market studies are currently relevant as the Otjikoto Mine is an operating mine producing a readily saleable commodity in the form of doré. Doré produced is exported to the Rand Refinery in South Africa.

Infrastructure, Permitting, and Compliance Activities

The infrastructure established at the Otjikoto Mine is described in the Otjikoto Report, and includes the process plant, TSF, accommodation camp, roads, airstrip, mine services area, open pits, stockpiles, and WRSFs.

Tailings are deposited in the TSF using the upstream method. The TSF was originally designed to contain at least 36 Mt of tailings at a deposition rate of 3.0 Mtpa. Subsequent analysis and design have expanded the capacity of the TSF to approximately 50 Mt, which will support operations to the end of mine life.

All water falling directly on the industrial areas (contact water) or otherwise in contact with the mining operations (water within the open pit, water return, and storm water from the TSF) is captured, stored, and used in the mining and processing facilities. The storm water dam is designed to hold all water falling on the processing facility terrace during a 24-hour, 1:50 year rainfall event. Two water storage dams have been constructed. One is the reclaim process water dam, which receives water from the TSF and supplies this water to the process plant; the second is the pit dewatering dam that provides water for dust suppression and the process plant.

Power is produced on site by the Otjikoto Solar Plant. HFO generators supply 15 MW (plus backup units and load balancing capability) of electricity, complemented by electricity from a 7 MW solar power facility.

Materials and consumables are transported to site via the B1 national highway. Within the mine, gravel or dirt roads are used for internal site access.

An ESIA that included an Environmental Management Plan ("EMP") and Mine Closure Framework was completed for the Otjikoto mine. A draft Mine Closure Plan ("MCP") was developed in 2018 and submitted to regulatory authorities. The MCP was subsequently approved on August 2, 2019. B2Gold Namibia received environmental clearance for the Wolfshag open pit operations on January 26, 2015, based on an EIA. The ECC was renewed in 2018 and is due to expire in August 2021. The EMP and its supporting individual Management Plans are "living documents" that will continue to be amended periodically throughout the life of the project to reflect changes in parameters such as procedures, practices, and project phases.

We hold all required permits to conduct the open pit operations. Applications for permits to conduct underground mining operations are underway, and permit timelines are not expected to impact the underground development or operations schedules. A mining Accessory Works permit was granted by the Ministry of Mines and Energy on March 24, 2020 to include underground operations on the area of the ML169. ECC and approval for underground mining operations was granted by the Ministry of Environment, Tourism and Forestry on July 24, 2020, and the underground project commenced thereafter.

Closure and reclamation costs are estimated and updated annually. Closure and reclamation costs at the end of 2020 were estimated at US$24.1 million on an undiscounted basis.

Capital and Operating Costs

Capital Costs

Capital costs are based on operational experience and LoM projections. The table below presents the 2021 budgeted costs and the estimated capital costs for the LoM, excluding 2021.

Capital Cost Estimate

Area	2021 Budget (US$ million)	LoM Estimated Cost excluding 2021 (US$ million)
Site General and Infrastructure	6.9	6.8
Mining and Processing	7.4	12.0
Underground Development	26.2	15.0
Closure and Rehabilitation	-	24.1
Total	40.4	57.9

Notes:

1. Totals may not sum due to rounding.

2. The projected LoM for the Otjikoto Mine is five years of mining and processing, including 2021.

Capital cost estimates include underground pre-production costs, mining fleet replacement and rebuilds, closure costs, and standard rebuild and other capital projects for mining, processing, and site general costs. Deferred stripping costs are excluded from capital cost estimates.

Operating Costs

Budgeted 2021 and estimated LoM operating costs, excluding 2021, are provided in the table below.

Operating Cost Forecast

Area	Units	2021 Budget (US$)	LoM Estimated Cost excluding 2021 (US$)
Mining (Open Pit)	US$/t mined	1.98	2.29
Mining (Underground)	US$/t mined	-	68.06
Processing	US$/t processed	11.91	11.57
Site General	US$/t processed	3.34	2.71

Note:

1. The projected LoM for the Otjikoto Mine is five years of mining and processing, including 2021.

Operating costs include all mining, processing and site general costs including pre-stripping and development.

We conduct ongoing exploration and analyses at our operating mines with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified it may alter the current mine plan and potentially extend the mine life.

Wolfshag Underground Mine

Total pre-production capital of US$57 million is estimated for the underground mine to be incurred in 2020 and 2021, including capitalized operating expenses. Operating costs are estimated at US$74.67/ore tonne processed and sustaining capital is estimated at US$8.93/ore tonne processed. Development cost estimates for capital and operating development are US$7,000/m and US$5,000/m respectively and are based on budgetary bids received from three contractors in 2019. At steady-state, the underground mine is expected to produce 70,000-80,000 ounces of gold per year at average LoM all-in sustaining costs ("AISC") of between US$625 and US$675/oz (see Notice Regarding Non-IFRS Measures above). Pre-production capital and operating costs for the Wolfshag underground mine are summarized in the following tables.

Capital Cost Estimate, Wolfshag Underground Mine Phase

Capital Cost Area	Pre-production Capital (US$ Million)
Development contractor	24.5
Mobile equipment	11.2
Dewatering	3.8
Owner's costs	3.6
Electrical	2.7
Vertical development	2.5
Ventilation	2.1
Safety	1.5
Surface infrastructure	1.5
Project support	1.4
Backfill/shotcrete	1.2
Other	0.5
Total	56.5

Operating Cost Estimate, Wolfshag Underground Mine Phase

Operating Cost Area	US$/tonne processed
Labour	24.2
Equipment	20.9
Consumables	18.1
Dewatering	5.0
Ventilation	2.9
Other	3.6
Total	74.7

The capital cost estimates and operating cost estimates in the tables above under the heading " – Capital and Operating Costs" are based on our current estimates and mine plan for the Otjikoto Mine. Our costs in subsequent years may vary significantly from our 2021 and LoM cost estimates as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to our current mining operations or mine plan.

Production, Development, and Exploration

The Otjikoto Mine produced 168,041 ounces of gold in 2020, within the forecast guidance range of 165,000-175,000 ounces. Mill throughput for 2020 was 3.51 Mt at an average grade of 1.52 g/t Au, with an average gold recovery of 98.4%, compared to production in 2019 of 3.42 Mt at an average grade of 1.64 g/t Au and an average gold recovery of 98.7%.

The Otjikoto Mine is forecast to produce between 190,000-200,000 ounces of gold in 2021 from the Otjikoto and Wolfshag Pits. For 2021, the Otjikoto Mine is budgeted to process a total of 3.4 Mt of ore at an average grade of 1.77 g/t Au with process gold recovery of 98%. Mining activities are scheduled to focus on waste stripping in Phase 3 of the Wolfshag Pit and Phase 3 of the Otjikoto Pit in the first half of 2021. In the first half of 2021, ore is scheduled to be sourced mainly from medium grade stockpiles, resulting in an average head grade of approximately 0.87 g/t Au in the first half of 2021, compared to a head grade of approximately 2.67 g/t Au in the second half of 2021 when HG ore from Phase 3 of the Wolfshag Pit is available.

The Wolfshag ore zone is narrow and high grade, with pit and phase strip ratios that result in a highly variable gold production profile. Approximately 70% of the gold produced in 2021 is expected to be mined from Phase 3 of the Wolfshag Pit, (with material ore production starting early in the third quarter of 2020 following the waste stripping campaign). As a result of the timing of this HG ore mining, the Otjikoto Mine's production is expected to be significantly weighted to the second half of 2021. For the first half of 2021, the Otjikoto Mine's gold production is expected to be between 45,000-50,000 ounces, which is expected to increase significantly to between 145,000-150,000 ounces during the second half of 2021.

The Otjikoto Mine's higher 2021 gold production level of between 190,000-200,000 ounces is expected to continue through to 2024, as production from Wolfshag underground is expected to commence in early 2022 and will supplement ore from the Otjikoto Pit as well as existing medium and LG stockpiles for approximately three years based on current estimates.

The Wolfshag underground mine., approved by the Board in December 2019, will bring forward production of HG mill feed from the Wolfshag zone, and reduce production costs relative to an all open pit option. The mine development will also provide access for down-plunge and parallel exploration and has been designed to support future expansions. Development of the Wolfshag Underground Mine commenced in 2020, and stope ore production is scheduled for early 2022.

Exploration in 2020 on the Ondundu license included a comprehensive host rock sampling grid followed by RAB and core drilling in areas with anomalous gold values. Drilling in 2020 near the Otjikoto Mine tested up-plunge and down-plunge extents of gold mineralisation. This drilling extended the recently discovered OTG Shoot, which is near the Wolfshag underground development. Geophysical and gold anomalies outside the Otjikoto Mine area identified from previous sampling programs were drill tested.

The 2021 exploration budget for Namibia is $4.8 million. Exploration in 2021 will include 25,000 m of core drilling and 3,200 m of RAB drilling split between the Otjikoto Project and the Ondundu joint venture, located 200 km southwest of Otjikoto. The majority of the core drilling will be allocated towards extensions to the Wolfshag zone and the OTG target that is near the Wolfshag zone.

OTHER PROPERTIES

Gramalote Project

On December 23, 2019, we entered into an amended and restated agreement with AngloGold with respect to the Gramalote Project, and on January 1, 2020, we assumed the role of the operator of the project. The in-country operating entity is Gramalote Colombia Limited ("Gramalote Colombia"). Each of B2Gold and AngloGold holds a 50% interest in the Gramalote Project and funds its share of expenditures pro rata, with equal representation on the Gramalote Project management committee.

The Gramalote Project is located approximately 230 km northwest of the Colombian capital of Bogota and approximately 120 km northeast of Medellin, the regional capital of the Department of Antioquia. Gramalote Colombia holds 11,013.50 ha in two registered concession contracts, namely integrated mining permit 14292, totalling 8,720.71 ha (referred to as the Gramalote Ridge permit), and concession title 4894, totalling 2,292.81 ha (referred to as the Trinidad permit). In addition, there are three applications for mineral title, LJC-0812, QHQ-16081, and SF9-09031, which collectively total 11,845.03 ha. Once in production, state royalties on the gold and silver will be payable at approximately 3.2% of the gross metal value at the plant site.

On January 21, 2020, we announced positive results from the Gramalote PEA. For additional information, please refer to the "Gramalote Project, Colombia, NI 43-101 Technical Report" (the "Gramalote Report"), which was voluntarily filed on SEDAR on March 2, 2020, and available at www.sedar.com.

The Environmental Impact Study and Project Implementation Plans for the Gramalote Project have been fully approved by the National Authority of Environmental Licenses of Colombia. Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environment Impact Study and a Modified Project Implementation plan were also approved in 2019. If the final economics of the feasibility study are positive and a construction decision is made to develop the Gramalote Project as an open-pit gold mine, we would utilize our proven internal mine construction team to build the mine and mill facilities and operate the mine on behalf of us and AngloGold. The Gramalote Project has several key infrastructure advantages, including: reliable water supply (high rainfall region and located next to the Nus River); adjacent to a national highway, which connects directly to Medellin, and to a major river with port facilities capable of bringing supplies by barge to within 70 km of the site; proximity to the national electricity grid with ample low-cost power and a stable record of hydroelectric power; and a skilled labour workforce within Colombia. In addition, we expect the Gramalote Project to benefit from several key operational advantages, including: excellent metallurgical characteristics of the ore, which results in high recovery rates at low processing costs; relatively low strip ratio in the mine; low power costs and ability to mine and process higher grade ore in the initial years of the mine life resulting in improved project economics.

Drilling in 2020 included 124 core holes (43,643 m) and 269 RC holes (18,319 m). On March 30, 2020, we announced a temporary shutdown at the Gramalote Project due to COVID-19. Project operations restarted on May 4, 2020 for Environmental Impact Assessment related field activities, with infill resource drilling recommencing on May 11, 2020. The Gramalote Project successfully completed an extensive infill drill program of 42,500 m in August 2020. The purpose of the infill drilling was to confirm and upgrade the Inferred Mineral Resources to Indicated status to provide the basis for the Gramalote Project’s feasibility study. During the fourth quarter of 2020, an updated resource model for the Gramalote Project was completed and is the basis of Mineral Resources reported in this Annual Information Form, providing the information necessary to advance pit design and mining engineering studies, see “Summary of Mineral Reserve and Mineral Resource Estimates” above. Feasibility stage metallurgical studies and process plant design were completed by the end of 2020 and infrastructure design work continues.

The initial 2021 budget for the Gramalote Project is US$52 million (our 50% share being US$26 million) for the continued development of the project, along with continued environmental and social activities supporting local communities. The Gramalote Project budget also includes $9 million for exploration in 2021. A total of 18,000 m of core drilling is planned in 2021. This includes 8,000 m for further drilling at Gramalote Ridge and 10,000 m at two satellite deposits (Trinidad and Monjas West), which are proximal to the planned infrastructure.

The Gramalote Project's 2021 budget includes project development up to the feasibility completion expected in the second quarter of 2021, and therefore does not include early works or construction costs, such as mobilization and pioneering. A separate construction budget will need to be developed for the second half of 2021, subject to a positive Gramalote feasibility study and construction decision.

The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with government and local communities on social programs.

Kiaka Project

The Kiaka Project is located in south-central Burkina Faso in the regional province of Boulgou and Zoundweogo, approximately 140 km southeast of the capital Ouagadougou. Access consists of 100 km of paved road from Ouagadougou to Manga, followed by 40 km of gravel road to the exploration camp.

The Kiaka Project is hosted within a 5,402 ha exploitation licence issued on July 8, 2016 (the "Kiaka Licence"). The Kiaka Licence is held by Kiaka S.A., a Burkinabe company that is 81% owned by us (indirectly through our subsidiary Volta Resources Cayman (Inc.)), 9% owned by GAMS-Mining F&I Ltd., a Cypriot company, and 10% owned by the Government of Burkina Faso. The grant of the Kiaka Licence included a condition that mine construction at the Kiaka Project was to be completed by July 2018. Under the Burkina Faso 2015 Mining Code (the "2015 Mining Code"), and subject to payment of relevant duties, a licence holder may apply for a total of six years of suspension of the construction period on the basis that a project is not viable under current conditions, as evidenced by an economic study. The granting of a suspension is subject to the discretion of the Burkina Faso Minister of Mines. Kiaka S.A. was granted an initial two-year suspension in June 2018. Upon termination of the initial two-year suspension, Kiaka S.A applied for an additional two-year suspension, which was not granted by the Minister of Mines. As a result, Kiaka S.A. now has until July 2022 to commence construction on the Kiaka Project. If project construction has not commenced, or in the absence of renewal of a new suspension period, the Government of Burkina Faso has the right, but not the obligation, to begin a process relating to the withdrawal the Kiaka Licence, subject to providing Kiaka S.A. with a 60-day notice of commencing any such process.

Under the 2015 Mining Code, the corporate income tax rate for a mining project in Burkina Faso is 27.5%, plus an additional 1% tax for a Local Development Fund, a sliding scale NSR royalty ranging from 3-5% and preferred dividend for the State of Burkina Faso.

On February 26, 2019, the Kiaka convention was officially signed, which was an important formality for advancing the Kiaka Project but does not significantly change our obligations under the Kiaka License.

In addition to the general requirements of the Kiaka Licence as outlined above, Kiaka S.A. will need to obtain an order (arrêté) issued by the Ministry of Mines and the Minister of Finance which will determine the starting and end dates of the construction phase (maximum of two years). Certain customs duty and tax exonerations shall apply during such construction phase as defined in the order. However, if construction is not completed within such period, the exonerations will no longer be valid beyond the end of the construction phase. If at least 50% of construction has been completed during the period, we may apply for an extension of the exonerations for an additional year. If granted, full exonerations will apply for the additional year. Our application for the order (arrêté) is subject to completion of further economic analysis of the Kiaka Project.

A Mineral Resource model supported by additional drill results and revised model interpretations was completed in December 2020. Mineral Resources are reported from Kiaka Main within a pit shell using a gold price of US$1,800/oz gold and at a cut-off grade of 0.35 g/t Au. Kiaka South is not reported as further work is being completed to better understand the mineralization controls. The Indicated Mineral Resources are estimated at 200,400,000 tonnes at 0.84 g/t Au for 5,830,000 contained ounces. The Inferred Mineral Resources are estimated at 57,100,000 tonnes at 0.69 g/t Au for 1,260,000 contained ounces.  Two sensitivity cases using cut-offs of 0.45 g/t Au and 0.6 g/t Au were estimated to determine sensitivity of the estimate to changes in cut-off grade.  In the 0.45 g/t Au sensitivity case, the Indicated Mineral Resources are estimated at 147,600,000 tonnes at 0.99 g/t Au for 4,710,000 contained ounces and Inferred Mineral Resources are estimated at 36,700,000 tonnes at 0.85 g/t Au for 1,000,000 contained ounces.  In the 0.6 g/t Au sensitivity case, Indicated Mineral Resources are estimated at 103,400,000 tonnes at 1.20 g/t Au for 3,980,000 contained ounces and Inferred Mineral Resources are estimated at 20,900,000 tonnes at 1.10 g/t Au for 740,000 contained ounces.

We are currently updating the existing feasibility study for the Kiaka Project using the new Mineral Resource and several new concepts to reduce costs, such as a liquid natural gas ("LNG") hybrid power plant combined with solar and dual fuel haul trucks that burn a mix of diesel fuel and LNG. A larger plant size of 12 Mtpa is being considered for this study. We expect to have an updated economic assessment of the Kiaka Project for internal review by the end of the first quarter of 2021, and an updated feasibility study completed by the end of June 2021. The Kiaka Project development budget for 2021 is $5.4 million.

In addition to the Kiaka Licence, we hold three EPs in the Kiaka area (the "Kiaka Regional Project") for a total of 577 km2 (including the Toega Project which is currently the subject of a purchase and sale agreement with West African). All EPs were renewed in 2017 with expiry in 2026.

In 2020, three core holes (1,094 m) were drilled on the Goulanda Prospect in Kubina permit area as a follow up to positive results from the previous drilling.

The 2021 exploration budget for Burkina Faso is US$0.79 million, which includes 2,000 m of core drilling on the Kiaka Project and care and maintenance for existing properties in the country.

La Libertad Mine and El Limon Mine

On October 15, 2019, we completed the sale of the Nicaraguan Assets to Calibre. As a result of the Calibre Transaction, we currently hold approximately 33% of the total issued and outstanding Calibre Shares. In connection with the Calibre Transaction, on October 15, 2019, B2Gold and Calibre entered into an Investor Rights Agreement. Pursuant to the terms of the Investor Rights Agreement, provided we hold 5% or more of the issued and outstanding Calibre Shares, we are entitled to designate one individual to serve as a director of Calibre. In addition, provided we hold 10% or more of the issued and outstanding Calibre Shares, we have the right to participate in any equity or convertible debt financings by Calibre, in order to maintain our pro rata ownership in Calibre at the time of any such financing, and we have pro rata top up rights in the event Calibre issues Calibre Shares in connection with a transaction, other than an equity financing, which would result in the dilution of our holdings by more than 1%.

Based on our equity interest in Calibre, in 2020 our attributable share of production from Calibre's La Libertad and El Limon Mines was 45,479 ounces.

In 2021, we estimate that, based on maintaining a 33% equity interest in Calibre, we would have an attributable share of projected gold production at Calibre's El Limon and La Libertad Mines of between 50,000 and 60,000 ounces.

RISK FACTORS

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all risks faced by us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business, operations and future prospects. If any of the following risks actually occur, our business may be harmed and our financial condition and results of operations may suffer significantly.

Mining is inherently dangerous and subject to conditions or events beyond our control, including problems related to weather and climate in remote areas in which certain of our operations are located, which could have a material adverse effect on our business, and mineral exploration is speculative and uncertain.

Mining operations generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the production of gold, including: unusual and unexpected geologic formations; seismic activity; rock bursts; cave-ins or slides; flooding; pit wall failure; periodic interruption due to inclement or hazardous weather conditions; and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or death, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, flooding, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Certain of our operations are located in remote areas and are affected by adverse climate issues, resulting in technical challenges for conducting both geological exploration and mining operations. Although we benefit from modern mining technology, we may sometimes be unable to overcome problems related to weather and climate, either expeditiously or at a commercially reasonable cost, which could have a material adverse effect on our business, results of operations and financial condition.

Changes in the price of gold and other metals in the world markets, which can fluctuate widely, significantly affect the profitability of our operations, our financial condition and our ability to develop new mines.

The profitability of our operations is significantly affected by changes in the market price of gold and other mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond our control, including: interest rates; the rate and anticipated rate of inflation; world supply of mineral commodities; consumption patterns; purchases and sales of gold by central banks; forward sales by producers; production costs; demand from the jewelry industry; speculative activities; stability of exchange rates; the relative strength of the U.S. dollar and other currencies; changes in international investment patterns; monetary systems; and political and economic events.

The price of gold increased by approximately 24% over the most recently completed fiscal year, with an increase in the price from $1,520.55/oz on January 1, 2020 to $1,891.10/oz on December 31, 2020.1 However, future price declines could cause commercial production or the development of new mines to be impracticable or unpredictable. If gold prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licences or under our agreements with our partners or continue to pay dividends at the current rate or at all. This could result in us losing our interest in some or all of our properties or being forced to cease operations or development activities or to abandon or sell properties, which could have a negative effect on our profitability and cash flow.

Our failure to achieve production, cost and other estimates could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

This Annual Information Form and our other public disclosure contain guidance and estimates of future production, operating costs, capital costs and other economic and financial measures with respect to our existing mines and certain of our exploration and development stage projects. The estimates can change, or we may be unable to achieve them. Actual production, costs, returns and other economic and financial performance may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; regional epidemic or pandemic of disease, including the spread of the COVID-19 virus; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; price changes or shortages of principal supplies needed for operations, including explosives, fuels, water and equipment parts; labour shortages or strikes; litigation; regional or national instability, imposition of sanctions, insurrection, civil war or acts of terrorism; suspensions or closures imposed by governmental authorities; civil disobedience and protests; failure to comply with applicable regulations, or new restrictions or regulations, imposed by governmental or regulatory authorities; permitting or licensing issues; difficulties in resettlement processes, when required; claims by landowners; overlapping with other activities declared as activities for the public benefit; issues arising from the presence of illegal miners; obstacles and requisites imposed by local financial entities; shipping interruptions or delays; or other risks described herein.

Our operations across several different countries subject us to various political, economic and other risks that could negatively impact our operations and financial condition.

Our exploration, development and production activities are conducted in various countries, including the Philippines, Namibia, Mali, Burkina Faso, Colombia, Uzbekistan and Finland. As a result, our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: the existence or possibility of political or economic instability; conflict; terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; expropriation and nationalization; changes in taxation laws or policies or changes in the interpretation of such taxation laws or policies; changes in COVID-19 regulations; uncertainty as to the outcome of any litigation in foreign jurisdictions; uncertainty as to enforcement of local laws; environmental controls and permitting; restrictions on the use of land and natural resources; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; restrictions on foreign exchange and repatriation; corruption; unstable legal systems; changing political conditions; changes in mining and social policies; social unrest on account of poverty or unequal income distribution; economic empowerment or local ownership legislation; disease; currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or require equity participation by local citizens; and other risks arising out of foreign sovereignty issues.

1 Source: London Bullion Market Association (http://www.lbma.org.uk/precious-metal-prices#/).

We have interests in exploration and development properties that are located in developing countries, including Colombia, Mali, the Philippines, Namibia and Burkina Faso, and our mineral exploration and mining activities may be affected in varying degrees by political instability and governmental legislation and regulations relating to foreign investment and the mining industry. Many of these countries have experienced, or are currently experiencing, varying degrees of civil unrest and instability. Changes, if any, in mining or investment laws or policies, political attitude or the level of stability in such countries may adversely affect our operations or profitability.

Moreover, governments throughout the world are continuing to target the mining and metals sector to raise government revenue. This trend is more common in the developing world. Numerous countries, including certain of those in which we operate, have introduced changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including, but not limited to, changes of laws or governmental regulations affecting foreign ownership, mandatory state participation, citizenship participation in decisions related to mining activities, faculties to municipal authorities to determine the use of soil, taxation and royalties, exchange controls, permitting and licensing of exploration, development and production, land use restrictions, price controls, export controls, export and import duties, restrictions on repatriation of income or return of capital, requirements for local processing of mineral products, environmental protection, requirements for employment of local staff or contractors, and requirements for contributions to infrastructure and social support systems. The impact of resource nationalization can have a material adverse effect on us, our business and our operations.

There can be no assurance that the countries in which we operate that have yet to adopt resource nationalization frameworks or regimes will not do so in the future. There can also be no assurance that the terms and obligations of resource nationalization regimes to which our operations are subject will not increase or become more onerous. Government policy is beyond our control, may change without warning, and could have the effect of discouraging further investment in our operations or limit the economic value we may derive therefrom.

Furthermore, there can be no assurance that our assets will not be subject to specific nationalization or expropriation measures, whether legitimate or not, by any authority or body, whether state sanctioned or otherwise. While there are often frameworks and mechanisms to seek compensation and reimbursement for losses in these kinds of circumstances, there is no assurance that such measures will effectively or sufficiently compensate us (and our investors), nor is there any assurance that such compensation would occur in a timely fashion.

Our projects in the following jurisdictions are subject to certain additional risks including the following:

(a) Mali

In recent years, Mali has been through a period of political instability and civil unrest. In March 2012, Mali was subject to an attempted coup d'état that resulted in the temporary suspension of the constitution, the partial closing of the borders and the general disruption of business activities in the country. Since that time there have been periods of conflict, attacks by insurgents and acts of terrorism. Mali has been under a state of emergency since November 2015, and in October 2019, the Council of Ministers of Mali extended the country's state of emergency for one year through to October 2020. The United Nations has a significant presence in Mali, through their Multidimensional Integrated Stabilization Mission in Mali ("MINUSMA"), which was established in 2013 to support political processes in Mali and carry out a number of security-related tasks. The situation in Mali deteriorated significantly amid widespread protests following legislative elections in March and April 2020, culminating in a coup d'etat in August 2020. Following the coup, the Economic Community of West African States ("ECOWAS") suspended Mali's membership and imposed sanctions against the country, including the closure of all land and air borders with ECOWAS member states and the suspension of all financial transactions and most trade flows between its member states and Mali. On October 5, 2020, a transitional government was formed, following which ECOWAS announced the lifting of all sanctions. The transitional government will lead Mali through to new presidential and legislative elections in 2022 and 2023. In June 2020, the United Nations Security Council extended MINUSMA's mandate to June 30, 2021. While the efforts of MINUSMA are encouraging to the region, there can be no assurance that the volatile political or security situation in Mali will not deteriorate further and disrupt our ability to continue gold production from our Fekola Mine, including as a result of strikes by labour unions. Furthermore, there can be no assurance that the political and security situation in Mali will not have a material adverse effect on our operations and financial condition.

In September 2019, the Government of Mali enacted the 2019 Mining Code, which was published in the Official Gazette on October 20, 2019. The 2019 Mining Code amends a number of critical provisions of the former 2012 Mining Code, including the term of the exploitation licence and tax stabilization, both now limited to 12 years, and the taxes and tax rates applicable to future projects. We do not believe these changes will affect our operations at the Fekola Mine area, as the 2019 Mining Code expressly states that mining titles that are valid at the time the 2019 Mining Code came into force, including the Médinandi Exploitation License, remain valid for their term and for the substance for which they have been issued. In addition, the mining conventions in force at the date of the 2019 Mining Code, including the Fekola Convention, remain valid for their term and benefit from the stabilization of their tax and customs regime provided under such conventions. As a result, we do not expect that the tax regime applicable to the Fekola Mine will be changed as a result of the 2019 Mining Code.

(b) Namibia

Namibia is a member of the Southern African Customs Union ("SACU"), which provides for a common external tariff and guarantees free movement of goods between its member states. A high proportion of Namibia's trade is conducted with SACU members and, in its 2018 budget, the Namibian Ministry of Finance stated that a significant risk for revenue growth is the projected reduction of SACU revenue. The Namibian Government is highly dependent on SACU revenue, but Namibia's share of the SACU revenue is expected to decline in the foreseeable future, and as a result the Namibian government may be compelled to introduce additional taxes or increase current tax rates, which in turn could have a material adverse effect on our business.

In 2015/2016, Namibia released two versions of the Namibia Equitable Economic Empowerment Framework bill (the "NEEEF Bill"), a controversial bill which proposed, in effect, the forced transfer of 25% of the shares or economic interest in any business enterprise conducting business in Namibia to certain designated persons, being persons of colour, women and disabled persons ("Designated Persons"). While the NEEEF Bill contained various controversial provisions, which may ultimately render it unconstitutional, it caused considerable uncertainty in the Namibian business community and the investor community, and as a result it remains under discussion and revision. During March 2018, the President of Namibia, in his State of the Nation Address, announced that the controversial 25% ownership pillar would be abolished. In February 2020, the latest version of the NEEEF Bill was presented to the Cabinet Committee on Legislation (the "2020 NEEEF Bill"). While the 2020 NEEEF Bill removed many of the controversial provisions contained in the previous versions, it creates additional uncertainty in that its application appears to be dependant on the promulgation of what is referred to as "Standards" by the Minister who administers the 2020 NEEEF Bill, and the ambit of such "Standards" has not been set. The 2020 NEEEF Bill may likewise be unconstitutional. It is not clear whether there will be a further round of consultation on the bill, and regulations and "Standards" would need to be promulgated before the bill, in whatever revised form, becomes operative. While the 2020 NEEEF Bill is not publicly available, there is a document in circulation which has been referred to in a recent speech by the Prime Minister as the National Equitable Economic Empowerment Act, 2021, which appears to contain the substantive principles of the 2020 NEEEF Bill.

In 2016, the Namibian parliament passed a new investment law termed the Namibia Investment Promotion Act, 2016 (Namibia) (the "Namibia Investment Promotion Act"), which has not yet come into force. If it were to come into force, the Namibia Investment Promotion Act would materially change the legal basis upon which foreign investments are to be made, maintained and withdrawn from Namibia. The law provides not only for reservation of certain businesses to Namibians, but also requires the approval of the Minister of Industrialisation, Trade and SME Development, on essentially a discretionary basis, when making an investment, expanding an investment and disinvesting. The law would also abolish the recourse of foreign investors to international tribunals by insisting that any disputes be exclusively dealt with under Namibian law and by Namibian courts. In addition, the Namibia Investment Promotion Act may have a negative effect on investor security and new investments into Namibia. In the absence of regulations or guidelines with respect to the approval process, it is entirely at the discretion of the Minister to determine what type of foreign investments, changes to current investments or disinvestments will be allowed, and it is difficult at this stage to anticipate the extent to which the Namibia Investment Promotion Act would affect the Otjikoto Mine in practice. As of March 2021, the Namibia Investment Promotion Act has not yet come into force. However, we understand that the Namibia Investment Promotion and Development Board ("NIPDB"), a non-profit association incorporated under section 21 of the Companies Act, 2004, commenced operations on January 1, 2021. We have received media reports that the NIPDB has taken over the activities of the Namibia Investment Centre and Small Medium Enterprise Development programmes from the Ministry of Industrialisation and Trade, but it is unclear on what legal basis the NIPDB has been established and no amendments to the Foreign Investments Act, 1990 have so far been promulgated. Any of the aforementioned legislation, upon becoming operative, would introduce changes to the foreign investment regime which could have a material adverse effect on our operating and financial condition.

(c) Philippines

The Philippines has and continues to experience certain degrees of instability due to terrorism. Security in certain areas of the country has deteriorated as a result of attacks, including bombings, by militant insurgents. There can be no assurance that the security situation in the Philippines will not deteriorate further, or that terrorist activities in the country will not increase, thereby disrupting the ability of the Masbate Gold Project to continue its gold production. Furthermore, there can be no assurance that the security situation in the Philippines will not have a material adverse effect on our operations and financial condition.

The Constitution of the Philippines provides that all natural resources are owned by the State, which may enter into a coproduction, joint venture or production sharing agreement with citizens of the Philippines, corporations or associations whose capital is at least 60% owned by Philippine citizens. Commonwealth Act No. 108, as amended (the "Anti-Dummy Act") provides penalties for, among others, (i) Filipinos who permit aliens to use them as nominees or dummies so that the aliens could enjoy privileges otherwise reserved for Filipinos or Filipino corporations, and (ii) aliens or foreigners who profit from the adoption of these dummy relationships. It also penalizes the act of falsely simulating the existence of minimum stock or capital as owned by citizens of the Philippines or any other country in cases in which a constitutional or legal provision requires that before a corporation or association may exercise or enjoy a right, franchise or privilege, not less than a certain percentage of its capital must be owned by such citizens.

The Anti-Dummy Act likewise prohibits aliens from intervening in the management, operation, administration or control of nationalized businesses or enterprises, whether as officers, employees or labourers, with or without remuneration, except that aliens may take part in technical aspects only, provided (i) no Filipino can do such technical work, and (ii) it is with express authority from the Secretary of Justice. The Anti-Dummy Act also allows the election of aliens as members of the boards of directors or the governing bodies of corporations or associations engaged in partially nationalised activities in proportion to their allowable participation or share in the capital of such entities. There is the risk that, given the limited precedents to date in the country, the structure through which we hold the Masbate Gold Project could be challenged or require changes. Any failure to comply with Philippine regulations could have a material adverse effect on our business, operations and financial condition.

(d) Colombia

Colombia is one of the most stable countries in Latin America from a legal, economic and political standpoint, which has allowed it to maintain solid and constant growth, despite internal security conflicts. Colombia has a developing economy based upon the richness of its natural resources, its privileged geographical position and a well-trained workforce.

While security conditions have improved in Colombia, they continue to create a certain degree of unsteadiness, and the peace agreement signed with the FARC, the largest and oldest rebel group, has created other security issues and has helped to strengthen criminal gangs and other small rebel groups. It is not possible to determine whether the security conditions will continue to be stable, or that new types of terrorism will be developed, thereby unsettling the mining operations in Gramalote.

Colombia has been historically affected by corruption and an underground economy has been developed around drug trafficking and illegal exploitation of minerals, circumstances that at certain point could jeopardize a mining operation due to the lack of effectiveness of the activity of the competent authorities to fight them. Antioquia department, where the Gramalote Project is located, has been reported as the department that has most concentrated illegal gold mining activities in Colombia.

While Colombia has a steady legal system, economic growth and independent judges and courts, inconsistencies in legal interpretation of laws applicable to mining and sudden changes of the judges' and courts' positions raise risks and uncertainties for mining companies in Colombia. Further, judges and courts in Colombia are highly influenced by the opinions of Non-Governmental Organizations ("NGOs"), academics and communities, which are frequently openly opposed to large-scale mining as they consider it to be a threat to the environment and to social organization.

In Colombia, social movements have had a significant impact in legal decisions aimed to protect the environment, the Indigenous and the Afro-Colombian communities and the people of areas affected by extractive projects and it is likely that they will continue being as active and influential as they have been and that their claims will continue acting as an important factor in the political and legal decisions related to the mining industry.

(e) Burkina Faso

Similar to its Malian neighbour, Burkina Faso has also seen recent political instability and civil unrest. In December 2018, Burkina Faso declared a state of emergency in several of its northern provinces, in response to increased severity and frequency of attacks by militant insurgents, including an attack in November 2019 against a convoy transporting SEMAFO Inc. national employees, contractors and suppliers, resulting in several fatalities and injuries. As at March 2021, the state of emergency remains in 14 out of the 45 provinces in the country. There can be no assurance that the security situation in Burkina Faso will not deteriorate further thereby disrupting our operations in the country. Furthermore, there can be no assurance that the security situation in Burkina Faso will not have a material adverse effect on our operations and financial condition.

We are subject to taxation in several different jurisdictions, and adverse changes to the taxation laws of such jurisdictions or unanticipated tax consequences of corporate reorganizations could have a material adverse effect on our performance and profitability.

We are subject to the taxation laws of several different jurisdictions. These taxation laws are complicated and subject to change, review and assessment in the ordinary course. Any changes in taxation law, as well as reviews or assessments, could result in us paying higher taxes, which in turn could adversely affect our performance and profitability. Taxes may also adversely affect our ability to repatriate earnings and otherwise deploy our assets.

As noted above, governments have used new or increased taxes applicable to the mining industry, such as income taxes, excise taxes and royalties, to raise government revenue. For example, the Philippines adopted a tax reform package effective January 1, 2018, which, among other things, increased the excise tax on both fuel purchases and ore sales. These tax changes resulted in us paying significant additional taxes. In addition, there are mining industry specific tax changes proposed by the House of Representatives, which if enacted, may increase taxation on mining operations.  These proposed mining tax regime proposals are in the early stage of the legislative process and will need to go through many steps before they may be enacted. At this time, it is not clear if or when such mining tax reforms will be passed into law and brought into force.

Another example of potential tax reform is in Namibia where, in spring 2018, the Namibian government published a draft of a proposed 2018 Income Tax Amendment Bill. We understand that the proposed amendments contemplated under such draft bill, none of which have been made law, include: (i) the introduction of a residence-based tax system and a deeming framework to determine Namibian residency for tax purposes, which is anticipated to deem any "company" (including, but not limited to: entities established under Namibian law and foreign entities having an office or place of business in Namibia) to be a "resident" for Namibian tax law purposes; and (ii) the introduction of a final dividend withholding tax at a rate of 10% on dividends declared to Namibian residents.

In Colombia, the last tax amendment known as the "Financing Law" (Law 1943 of 2018) (the "Financing Law") was declared unconstitutional by the Colombian Constitutional Court on October 16, 2019 with deferred effects as of January 1, 2020, which forced the Colombian Congress to issue a new tax reform that would take effect as from January 1, 2020. The new law, named the "Economic Growth Law" (Law 2010 of 2019), was enacted with a very similar content to that of the Financing Law. The foregoing circumstance generates legal uncertainties, raising questions and difficulties such as which law applies to certain factual situations, and generates controversies with the tax authorities, which may end up in disputes in front of the administrative courts. The tax burden on taxpayers is high in Colombia. Income tax rates set by the Financing Law are 33% for the fiscal year 2019; 32% for 2020; 31% for 2021; and 30% for the fiscal year 2022 onwards, and the income tax withholding rate for dividends or participations received by foreign entities without domicile in Colombia increased from 7.5% to 10%. Nevertheless, additional and unpredictable tax amendments are expected.

While we have implemented initiatives to assess the impact of new and potential tax changes or reforms on our business and operations, we have no control over the adoption or implementation of such proposed legislative amendments, or the final form of any such tax changes which may or may not be as anticipated. In addition, governments have proposed tax amendments in the past and ultimately not followed through with them or adopted significant amendments. Accordingly, the timing and impact of any tax changes or reforms (including those described above), if adopted, and the extent to which they may have an impact on us, which may be material and adverse, is not presently known. Further, there can be no assurance that we will be able to undertake steps to mitigate the effects of such tax changes in an effort to preserve or promote our economic performance.

We have also recently completed, and may complete in the future, corporate reorganizations and reorganizations of the entities holding our projects. If such reorganizations result in the imposition of an unanticipated tax or penalty, it may have a material adverse effect on our business. We are also subject to ongoing tax audits from time to time. Adverse results of such tax audits may have a negative effect on our business.

Public Health Crises, including COVID-19, could adversely affect our business.

Our business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, including the COVID-19 pandemic.  The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation.

We may experience business interruptions, including suspended or reduced operations at our mines, expenses and delays, relating to COVID-19 and other such events outside of our control, which could have a material adverse impact on our business, operating results, financial condition and the market for our securities. In 2020, we experienced temporary shutdowns at the Masbate Gold Project and the Gramalote Project as a result of COVID-19, in response to temporary fuel shortages and government directives respectively. There can be no assurance that we will be able to effectively prevent or mitigate against future shutdowns. As at the date of this Annual Information Form, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated, including the duration and extent of the COVID-19 pandemic, the effectiveness of our preventative measures and contingency plans put in place to respond to the COVID-19 pandemic (including but not limited to social distancing, a non-essential travel ban, business continuity plans and efforts to mitigate supply chain disruptions), escalation of travel restrictions on people or productions and reductions in our ability to transport and refine doré. It is unknown whether and how we may be affected if such an epidemic persists for an extended period of time. In particular, an impacted country or region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on our operations. Our exposure to such public health crises also includes risks to employee health and safety. Our operations are located in relatively remote and isolated areas and represent a concentration of personnel working and residing in close proximity to one another. Should an employee or visitor become infected with a serious illness that has the potential to spread rapidly, this could place our workforce at risk and negatively impact our operations.

Fluctuations in the price and availability of infrastructure and energy and other commodities could impact our profitability and development of projects.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Our inability to secure adequate water and power resources as well as other events outside of our control, such as unusual or infrequent weather phenomena, sabotage, terrorism, community or government or other interference in the maintenance or provision of such infrastructure, including in connection with COVID-19, or failure to maintain or extend such infrastructure, could adversely affect our operations, financial condition and results of operations.

Profitability is affected by the market prices and availability of commodities that we use or consume for our operations and development projects. Prices for commodities like diesel fuel, electricity, steel, concrete, and chemicals (including cyanide) can be volatile, and in certain circumstances may be fixed by governments, and changes can be material, occur over short periods of time and be affected by factors beyond our control. Our operations use a significant amount of energy and depend on suppliers to meet those needs. Higher costs for such required commodities and construction materials, including as a result of increased taxes on such commodities or construction materials or tighter supplies thereof, can affect the timing and cost of our development projects, and we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, which could have an adverse effect on our profitability.

Higher worldwide demand for critical resources like input commodities, drilling equipment, tires and skilled labour could affect our ability to acquire them and lead to delays in delivery and unanticipated cost increases, which in turn could have an effect on our operating costs, capital expenditures and production schedules.

Fluctuations in foreign currency exchange rates could materially affect our business, financial condition, results of operations and liquidity.

Our principal assets and operations are located in Canada, Mali, the Philippines, Namibia, Colombia and Burkina Faso. As a result, we have foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk we face can be categorized as follows:

  Transaction exposure: our operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect our profitability as exchange rates fluctuate;

  Exposure to currency risk: we are exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, trade and other receivables, trade, income tax and other payables, equipment loan facilities, reclamation and closure costs obligations, warrants and gross balance exposure; and

  Translation exposure: our functional and reporting currency is U.S. dollars. Our other operations may have assets and liabilities denominated in currencies other than the U.S. dollar, with translation foreign exchange gains and losses included from these balances in the determination of profit or loss. Therefore, as the exchange rates between the Canadian dollar, Philippine peso, Colombian peso, Namibian dollar, West African CFA franc (which is pegged to the Euro) and the Euro fluctuate against the U.S. dollar, we will experience foreign exchange gains and losses, which can have a significant impact on our consolidated operating results.

As a result, fluctuations in currency exchange rates could significantly affect our business, financial condition, results of operations and liquidity.

Our operations are subject to stringent laws and regulations, which could significantly limit our ability to conduct our business.

Our activities are subject to stringent laws and regulations governing, among other things: prospecting, development and production; imports and exports; taxes; labour standards and occupational health and mine safety, including in relation to COVID-19; mineral tenure, land title and land use; water and air quality regulations; protection of endangered and protected species; social legislation; and other matters.

Compliance with these laws may require significant expenditures. If we are unable to comply fully, we may be subject to enforcement actions or other liabilities (including orders issued by regulatory or judicial authorities causing operations to cease, be suspended or be curtailed, and which may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions) or our image may be harmed, all of which could materially affect our operating costs, delay or curtail our operations or cause us to be unable to obtain or maintain required permits. There can be no assurance that we have been or will be at all times in compliance with all applicable laws and regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect our business, operations or results.

New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment we operate in or otherwise, could have a material and adverse effect on our future cash flow, results of operations and financial condition.

Mineral rights or surface rights to our properties may be subject to renewal or extension requirements which may not be granted or such rights could be challenged, and, if a renewal or extension is not granted or a challenge is successful, it could have a material adverse effect on our production and results of operations.

Our ability to carry out successful mineral exploration, development activities and mining operations will depend on a number of factors including compliance with our obligations with respect to acquiring and maintaining title to our interest in certain properties. The acquisition of title to mineral properties is a very detailed and time-consuming process. No guarantee can be given that we will be in a position to comply with all such conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licences may be renewed, extended or transferred into other forms of licences appropriate for ongoing operations, no guarantee can be given that a renewal, extension or transfer will be granted to us or, if they are granted, that we will be in a position to comply with all conditions that are imposed. A number of our interests are the subject of pending applications to register assignments, extend the term, and increase the area, or to convert licences to concession contracts, and there is no assurance that such applications will be approved as submitted.

In particular, as noted above under the heading “Material Properties – Fekola Mine –Property Description, Location, and Access”, we are in the process of clarifying with the Government of Mali our rights to Menankoto Sud, the exploration permit on which the Anaconda Area is located, which was not renewed. While we intend to pursue every available remedy to have Menankoto Sud renewed, there is no certainty that we will successfully be able to do so.

The interests in our properties may not be free from defects or the material contracts between us and the entities owned or controlled by a foreign government may be unilaterally altered or revoked. There can be no assurances that our rights and title interests will not be revoked or significantly altered to our detriment. There can be no assurances that our rights and title interests will not be challenged or impugned by third parties. Our interests in properties may be subject to prior unregistered liens, agreements, claims or transfers and title may be affected by, among other things, undetected defects or governmental actions.

Undue reliance should not be placed on estimates of Mineral Reserves and Mineral Resources, since these estimates are subject to numerous uncertainties. Our actual Mineral Reserves could be lower than Mineral Reserve estimates and Mineral Resources may never be converted into Mineral Reserves, which could adversely affect our operating results and financial condition.

We must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold. The LoM estimate for each of our operating mines is based on our best estimate in respect of Mineral Reserves and Mineral Resources given the information available to us and may not be correct.

Actual ore mined may vary from estimates of grade, tonnage, dilution and metallurgical and other characteristics, and there is no assurance that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

In addition, fluctuation in gold prices, results of drilling, metallurgical testing and production, increases in capital and operating costs, including the cost of labour, equipment, fuel and other required inputs and the evaluation of mine plans after the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of our ability to extract these Mineral Reserves, could have a material adverse effect on our results of operations and financial condition.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to uncertainty that may attach to Inferred Mineral Resources, Inferred Mineral Resources may not be upgraded to Measured and Indicated Mineral Resources or Proven and Probable Reserves as a result of continued exploration. Our LoM estimates and production schedule at the Otjikoto Mine assumes blending production from low grade stockpile material that has been classified as Indicated Mineral Resources and not Mineral Reserves. Although we have been successful in converting Mineral Resources to Mineral Reserves in the past, there is no certainty of converting Mineral Resources to Mineral Reserves and it may not be successful in the future.

We require licences, permits and approvals from various governmental authorities to conduct our operations, the failure to obtain or loss of which could have a material adverse effect on our business.

Our mining operations in Mali, the Philippines and Namibia, and our various exploration and development projects, are subject to receiving and maintaining licences, permits and approvals from appropriate governmental authorities. Although our mining operations currently have all required licences, permits and approvals that we believe are necessary for operations as currently conducted, no assurance can be provided that we will be able to maintain and renew such permits or obtain any other permits that may be required.

In Namibia, certain new mineral licences or renewals of existing mineral licences may be subject to certain terms and conditions relating to "Namibianisation", that is, transferring a portion (commonly 5%) of the shareholding in the respective licence holder to Namibian citizens, Namibian controlled companies, Designated Persons or companies held by Designated Persons, and undertaking social welfare or community upliftment obligations, specifically in respect of women and youth as well as the poor. It may also be subject to the licence holder appointing a certain percentage of its management (currently 20%) from Namibian citizens, specifically also Designated Persons. While we do not expect such terms and conditions to apply to ML169 in respect of the Otjikoto Mine, they may be applicable to renewals of EPLs or mining licences in the future as well as any new grants of mineral licences to us.

Laws and regulations in the Philippines may affect our ability to secure additional permits necessary for the planned new pit operations at the Masbate Gold Project. Executive Order #79, issued on July 6, 2012, provides that no new MPSAs shall be entered into until new legislation rationalizing revenue sharing is in effect. Pursuant to Memorandum #1, the DENR imposed a moratorium on the approval of all new mining projects, including acceptance, processing, and/or approval of applications for mining permits and environmental compliance certificates. We understand that Memorandum #1 was issued in connection with the audit of existing mines in the Philippines conducted by the DENR in 2016. Existing DENR regulations permit the expansion of operating mines under certain conditions and subject to compliance with specific project requirements.

There have been challenges to permits that were temporarily successful and delays in the renewal of certain permits. There is no assurance that delays will not occur in connection with obtaining necessary renewals of authorizations for existing operations, additional licences, permits and approvals for future operations, or additional licences, permits and approvals associated with new legislation. An inability to obtain, or to conduct our mining operations pursuant to, applicable authorizations would materially reduce our production and cash flow and could undermine our profitability.

We are subject to risks relating to environmental regulations and our properties may be subject to environmental hazards, which may have a material adverse effect on our business, operations and financial condition.

Our operations are subject to local laws and regulations regarding environmental matters, including, without limitation, the renewal of environmental clearance certificates, the use or abstraction of water, land use and reclamation, air quality, and the discharge of mining wastes and materials. Any changes in these laws could affect our operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm us. We cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on our business or financial condition.

We may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. We may also acquire properties with known or undiscovered environmental risks. Any claim against or indemnification from the entity from whom we have acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties.

Some of our properties were used for mining and related operations for many years before we acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. We have been required to address contamination at our properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks or discharges that may arise from our ongoing operations or other contingencies. Contamination from hazardous substances, either at our own properties or other locations for which we may be responsible, may subject us to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on our future growth, results of operations and financial position.

Production at certain of our mines involves the use of NaCN, which is a toxic material. Should NaCN leak or otherwise be discharged from the containment system, we may become subject to liability for clean-up work that may not be insured. While appropriate steps will be taken to prevent discharge of pollutants into the ground water and the environment, we may become subject to liability for hazards that we may not be insured against and such liability could be material.

We do not believe that we currently have any material unrecognized risks related to environmental obligations, however, exploration, development and mining activities may give rise in the future to significant liabilities on our part to government and/or third parties, and may require us to incur substantial costs of remediation. Additionally, we do not maintain insurance against environmental risks. As a result, any claims against us may result in liabilities that we will not be able to afford, resulting in the failure of our business.

In some jurisdictions, forms of financial assurance are required as security for reclamation activities. The cost of our reclamation activities may materially exceed our provisions for them, or regulatory developments or changes in the assessment of conditions at closed operations may cause these costs to vary substantially from prior estimates of reclamation liabilities. For instance, the estimated rehabilitation and closure costs for the Fekola Mine are approximately US$32 million over the life of the mine.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities, and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations, in particular, environmental laws. Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Mineral exploration and development involves significant risks and uncertainties, which could have a material adverse effect on our business, results of operations and financial condition.

Our business plans and projections rely significantly on the planned development of our non-producing properties. The development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs we or any of our joint venture partners plan will result in a profitable commercial mining operation.

Properties not yet in production, starting production, or slated for expansion are subject to higher risks as new mining operations often experience unexpected problems during the start-up phase, and production delays and cost adjustments can often happen. Further, feasibility studies, pre-feasibility studies, and preliminary economic assessments contain project-specific estimates of future production, which are based on a variety of factors and assumptions. There is no assurance that such estimates will be achieved and the failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on our future cash flows, profitability, results of operations, financial condition and our share price.

In addition, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines, including building mining and processing facilities for new properties, are considerable, and changes in cost or construction schedules can significantly increase both the time and capital required to build the mine. The project development schedules are also dependent on obtaining the governmental approvals and permits necessary for the operation of a mine which is often beyond our control. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. There is no assurance that there will be sufficient availability of funds to finance construction and development activities, particularly if unexpected problems arise.

Other risks associated with mineral exploration and development include but are not limited to: the availability and costs of skilled labour and the ability of key contractors to perform services in the manner contracted for; unanticipated changes in grade and tonnage of ore to be mined and processed; unanticipated adverse geotechnical and geological conditions; incorrect data on which engineering assumptions are made; potential increases in construction and operating costs due to shortages of and/or changes in the cost of fuel, power, materials, security and supplies; adequate access to the site and unanticipated transportation costs or disruptions; potential opposition or obstruction from NGOs, environmental groups or local groups, which may delay or prevent development activities; equipment failures; natural phenomena; exchange rate and commodity price fluctuations; high rates of inflation; civil disobedience, protests and acts of civil unrest or terrorism; applicable taxes and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments; and other risks associated with mining described herein.

The combination of these factors may result in our inability to develop our non-producing properties, to achieve or maintain historical or estimated production, revenue or cost levels, or to receive an adequate return on invested capital, which could have a material adverse effect on our business results of operations and financial condition.

Climate change, including the potential for extreme weather events and shifts in climate patterns, may have an adverse effect on our operations.

The physical effects of climate change, which may include extreme weather events, resource shortages, changes in rainfall and storm patterns, water shortages, changing sea levels and temperatures, higher temperatures and extreme weather events may have an adverse effect on our operations. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, or mineral processing and rehabilitation efforts, create resource shortages, damage our property or equipment and/or could increase health and safety risks on mining sites. Such events or conditions could also have other adverse effects on our operations, our workforce and on the local communities surrounding our mines, such as an increased risk of food insecurity, water scarcity, civil unrest and the prevalence of disease.

Furthermore, our operations throughout the globe depend on consistent supplies of essential commodities and other essential inputs to operate efficiently. In the event that the effects of climate change, including extreme weather events, cause prolonged disruptions to the delivery of essential commodities and other essential inputs, or affect the prices or availability thereof, our production at our operations may be reduced, delayed or halted, and as a result the profitability of our business may be materially affected.

The key sources for direct greenhouse gas ("GHG") emissions at our operations are from electricity to operate our processing plants (from crushing and grinding to leaching, electrowinning and smelting) and the fuel for mobile equipment. Other than the electricity generated by our Otjikoto Solar Plant and Fekola Solar Plant, our Masbate, Otjikoto and Fekola operations currently generate 100% of their electricity on site via HFO power plants with diesel powered back-up. As noted above, the Fekola Solar Plant is expected to become fully operational in mid-2021. The level of GHG emissions emitted by our operations fluctuates and varies from operation to operation. Furthermore, one-off projects or endeavours, such as the construction of a new mine, may result in an acute increase in GHG emissions above those generally emitted during our ongoing and regular operations.

Our operations are energy intensive and use large amounts of diesel fuel and electric power. Currently, a number of governments or governmental bodies throughout the globe have introduced or are contemplating regulatory changes in response to the potential impacts of climate change in an effort to curb GHG emissions. Additionally, ongoing international negotiations may result in the introduction of climate change regulations or frameworks on an international scale. These developments, and the costs associated with complying with such kind of measures, may have an adverse impact on our operations and the profitability of our business.

Overall, we view climate change as an increasingly important global challenge for businesses and communities alike. Accordingly, we are committed to promoting responsible energy use through improved efficiencies and, where there is a business case, adopting fuel alternatives and renewables. An example of this in practice is the Otjikoto Solar Plant and the construction of the Fekola Solar Plant, which are further discussed under "General Development of the Business - Three Year History" above.

We are subject to risks related to community relations and community action, including Indigenous and local community title claims and rights to consultation and accommodation, which may affect our existing operations and development projects.

As a mining business, we come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations and financial condition.

Governments in many jurisdictions must consult with Indigenous peoples and local communities with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Indigenous people and local communities frequently require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles, permits or licences in these jurisdictions, and may affect the timetable and costs of development of mineral properties.

Further, certain NGOs, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation and financial condition and may impact our relationship with the communities in which we operate. They may also attempt to disrupt our operations.

We may encounter conflicts with small scale miners in certain countries which could have a material adverse effect on our operations.

Certain of our exploration and development and mining properties, including the Masbate Gold Project, the Gramalote Project and certain of our exploration properties in Mali, are subject to significant small scale and artisanal mining activity. The number of artisanal miners has increased as the price of gold has increased. There is a risk of conflict with the small-scale miners which could materially adversely affect our operations. Further development of our mining activities may require the relocation and physical resettlement of artisanal miners and development plans may be impacted as a result. Any delays as a result of potential relocation or resettlement could negatively impact us and may result in additional expenses or prevent further development.

Small scale artisanal miners may use (among others) NaCN or mercury which are toxic materials. Should an artisanal miner's NaCN or mercury leak or otherwise be discharged into our mineral properties, we may become subject to liability for clean-up work that may not be insured. Related clean-up work may have a material adverse effect on our operations.

Small scale miners have been operating in Aroroy, Masbate Province since 1979 without obtaining valid mining or processing permits issued by the government. Some of these mining and processing operations are within the property of Filminera, and there has been evidence of contamination from tailing and effluent discharges within the Masbate property boundary. Although Filminera is not legally liable for their contamination, Filminera has attempted to limit the activities of these miners and inform the public about the risk of contamination. In line with attempts to limit and control their activities, Filminera, in coordination with the local and national governments, began a process to enter into agreements with small scale miners. The agreements will require the formation of local cooperatives to legally apply for mining and processing permits and work on some areas of our mineral tenements that are not suitable for large scale mining and limited to a definite period of time. There is also a natural conflict in objectives between small scale miners and Filminera, as the small-scale miners have no legal rights to mine and are keen to access as much ore as possible. In contrast, Filminera has a stated position of allowing some level of activity; however, Filminera requires it to be contained to nominated areas only and subject to the law governing small scale mining in the country. Accordingly, there are risks that conflict can arise that could materially adversely affect the operations of Filminera.

We are subject to various anti-corruption laws and regulations and carry on business in jurisdictions which may be subject to sanctions or other similar kinds of measures. Our failure to comply with such laws, regulations, sanctions and measures may have a material adverse impact on our business, financial condition and results of operations.

We are subject to various Canadian and foreign anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. According to Transparency International, Mali, the Philippines and Namibia are perceived as having fairly high levels of corruption relative to Canada. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted. Failure by us, our predecessors or other persons or entities with whom we do business to comply with the applicable legislation and other similar foreign laws could expose us and our senior management to civil and/or criminal penalties, other sanctions and remedial measures, and legal expenses and reputational damage, all of which could materially and adversely affect our business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on our business, financial condition and results of operations.

Certain jurisdictions in which we carry on business, or certain nationals of those jurisdictions, are or may become subject to sanctions or other similar measures imposed by individual countries, such as the United States, or through United Nations ("UN") sanctions that Canada implements. In addition, there is the risk that individuals or entities with which we currently engage or do business with could be designated or identified under such sanctions or measures. Our failure to comply with such sanctions or measures, whether inadvertent or otherwise, could expose us and our senior management to civil and/or criminal penalties, becoming implicated or designated under such sanctions, becoming subject to additional remedial processes (including limitations on our ability to carry on our business or operations in a given jurisdiction), legal expenses, or reputational damage, all of which could materially and adversely affect our business, financial condition and results of operations, at both our specific operations and as a whole. We are strongly committed to fully complying with any and all sanctions and other similar measures that affect our business and the jurisdictions in which we operate. Additional or expanded sanctions may have other impacts on us and our operations.

On July 26, 2019, the President of the United States issued an Executive Order that authorized sanctions against persons responsible for: threatening Mali's peace, security or stability; undermining Mali's democratic processes; threatening implementation of the 2015 Agreement on Peace and Reconciliation; attacking Malian institutions, Malian defense and security forces, international security presences, or peacekeeping operations; obstructing humanitarian assistance; or committing violations of international humanitarian law or other offenses (the "Mali EO"). On December 20, 2019, the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") designated five Malian individuals for sanctions under the Mali EO. Currently, these five Malian individuals remain on OFAC's Specially Designated Nationals and Blocked Persons List. As a result, all property and interests in property of those individuals, and of any entities that are owned, directly or indirectly, 50% or more by them, individually, or with other designated persons, that are in the United States or in the possession or control of US persons, are blocked and must be reported to OFAC. The OFAC designations followed a UN Security Council committee's designation of the same five individuals for an international travel ban in July 2019. On February 7, 2020, OFAC issued the Mali Sanctions Regulations to codify and implement the Mali EO. As these situations remain in flux, there is the risk that individuals or entities with which we currently engage or do business could be designated under these sanctions or become subject to other similar measures, and such developments could have a material adverse impact on our Malian operations and our Company as a whole.

Market price of our Common Shares.

Our Common Shares are publicly traded and are subject to various factors that have historically made our Common Share price volatile. The market price of our Common Shares has experienced, and may continue to experience, significant volatility, which may result in losses to investors. The market price of our Common Shares may increase or decrease in response to a number of events and factors, including as a result of the risk factors described herein.

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance of such companies. These market and industry fluctuations may adversely affect the market price of our Common Shares, regardless of our operating performance.

An adverse outcome of the DENR audit could have a material adverse effect on our business and operations in the Philippines.

Our Masbate Gold Project, and the Philippines mining industry as a whole, were subject to an audit by the DENR, which began in 2016. The most recent results of the audit were released in November 2018. While we believe we have comprehensively responded to the issues raised in the audit, the final outcome of the audit has not been determined. Enforcement action, such as a suspension of operations or significant penalties, may have a material and adverse effect on our business, operations, production estimates and financial condition. Our operations are not among those announced as subject to suspension or closure and we haven't received any notice of suspension or closure. Another general audit on operating mines in the Philippines scheduled for 2020 did not proceed due to COVID-19 restrictions.

Our operations would be adversely affected if we fail to maintain satisfactory labour relations.

Production at our mining operations is dependent upon the efforts of our employees and our relations with our unionized and non-unionized employees. Some of our employees are represented by labour unions under various collective labour agreements. We may not be able to satisfactorily renegotiate our collective labour agreements when they expire and may face tougher negotiations or higher wage demands than would be the case for non-unionized labour. In addition, existing labour agreements may not prevent a strike or work stoppage at our facilities in the future. Relations between us and our employees may also be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which we carry on business. Changes in such legislation or in the relationship between us and our employees may have a material adverse effect on our business, financial condition and results of operations.

In Namibia, due to high levels of unemployment and restrictive immigration policies applied by the Namibian Ministry of Home Affairs, it may be difficult for us to obtain employment permits for skilled personnel that may be required in exploration or mining operations. In addition, Namibia suffers from high levels of poverty. Although the Namibian government spends a significant proportion on education (the highest single budget amount), education initiatives and programs may take time to take effect. Currently, a significant proportion of the Namibian workforce can be classified as unskilled or semi-skilled labourers, as a result of which it may be difficult for employers to find skilled personnel for specialized tasks. Shortages of suitably qualified personnel in Namibia could have a material adverse effect on our business, financial condition and results of operations. Negotiations are ongoing with respect to a collective bargaining agreement covering the workers at the Otjikoto Mine.

We may not be able to satisfactorily renegotiate our collective labour agreements in Namibia or Mali and may face tougher negotiations or higher wage demands than would be the case for non-unionized labour, which could negatively impact our operations and profitability.

We may fail to maintain the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act.

Our Common Shares are registered under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and listed on the NYSE American LLC (the "NYSE American") and, accordingly, we are subject to the reporting and other requirements of the United States federal securities laws that apply to foreign private issuers, including the requirement to maintain effective internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act ("SOX"). SOX requires management to perform an annual assessment of our internal control over financial reporting, and for our external auditors to conduct an independent assessment of their effectiveness.

Our internal control over financial reporting may not be adequate, or we may not be able to maintain it as required by SOX. We also may not be able to maintain effective internal control over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price of our Common Shares or the market value of our other securities.

Failure to strictly comply with Canada's Extractive Sector Transparency Measures Act could have a material adverse effect on our reputation and results of operations.

The Canadian Extractive Sector Transparency Measures Act ("ESTMA"), which became effective June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments, including Indigenous groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments, and any other prescribed payment over C$100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to C$250,000 (which may be concurrent). We commenced ESTMA reporting in 2017. If we become subject to an enforcement action or in violation of ESTMA, this may result in significant penalties, fines and/or sanctions imposed on us resulting in a material adverse effect on our reputation.

The ability to pay dividends will be dependent on our financial condition.

Payment of dividends on our Common Shares is within the sole and absolute discretion of our Board, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with our constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with our lenders, and any other factors that the Board deems appropriate at the relevant time. Although our current policy is to pay a quarterly dividend, there can be no assurance that we will be in a position to declare any future dividends or the amount of any future dividends, including due to the occurrence of one or more of the risks described in this Annual Information Form.

We may be unable to generate sufficient cash to service our debt, the terms of the agreements governing our debt may restrict our current or future operations, and the indebtedness may have a material adverse effect on our financial condition and results of operations.

Our ability to make scheduled payments on any balance under the Credit Facility and any other indebtedness will depend on our financial condition and operating performance, which in turn are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including any indebtedness under the Credit Facility. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations.

In addition, a breach of the covenants, including the financial covenants under the Credit Facility or our other debt instruments from time to time, could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to impose default interest rates or accelerate the related debt, which may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of our borrowings, we may not have sufficient assets to repay our indebtedness.

The Credit Facility contains a number of covenants that impose significant operating and financial restrictions and may limit our ability to engage in acts that may be in our long-term best interest. In particular, the Credit Facility restricts our ability to dispose of assets, to make dividends or distributions, and to incur additional indebtedness and grant security interests or encumbrances. As a result of these restrictions, we may be limited in how we conduct our business, unable to raise additional debt or equity financing, or unable to compete effectively or to take advantage of new business opportunities, each of which may affect our ability to grow in accordance with our strategy.

Further, maintenance of our debt could adversely affect our financial condition and results of operations and could adversely affect our flexibility to take advantage of corporate opportunities. Our indebtedness could have important consequences, including:

  limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;
  requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;
  increasing our vulnerability to general adverse economic and industry conditions;
  exposing us to the risk of increased interest rates for any borrowings at variable rates of interest;
  limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
  placing us at a disadvantage compared to other, less leveraged competitors; and
  increasing our cost of borrowing.

We may not be able to obtain additional financing on acceptable terms, or at all.

Future exploration, development, mining, and processing of minerals from our properties, or repayment of current or future indebtedness, could require substantial additional financing. No assurances can be given that we will be able to raise the additional funding that may be required for such activities, or repayment of indebtedness, should such funding not be fully generated from operations. To meet such funding requirements, we may be required to undertake additional equity financing, which would be dilutive to shareholders. There is no assurance that such equity or debt financing will be available to us or that they would be obtained on terms favourable to us, if at all, which may adversely affect our business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of our properties, or even a loss of property interests.

Our insurance does not cover all potential losses, liabilities and damages related to our business and certain risks are uninsured or uninsurable.

Although we maintain insurance to protect against certain risks, including information security and cybersecurity risks, in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all risks and we may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We are subject to a variety of risks associated with partial ownership or joint ventures, which could result in a material adverse effect on our future growth, results of operations and financial position.

A number of the properties in which we have an interest are not wholly owned by us or are the subject of joint venture arrangements with other mining companies and will be subject to the risks normally associated with the conduct of jointly-held projects and joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse effect on the viability of our interests held through joint ventures, which could have a material adverse effect on our future growth, results of operations and financial conditions:

  inability to exert influence over certain strategic decisions made in respect of joint venture properties;
  a joint venture participant having economic or business interests or goals that are, or become, inconsistent with our business interests or goals;
  bankruptcy of the joint venture participant;
  disagreement with joint venture participants on how and when to develop and operate mines efficiently;
  inability of participants to meet their obligations to the joint venture or third parties; and
  litigation between participants regarding joint venture matters.

Our investments in the Masbate Gold Project may be adversely affected by our lack of sole decision-making authority and disputes between us and the majority owner of Filminera.

We, through our subsidiaries, are a minority shareholder in Filminera, which owns the Masbate Gold Project. Zoom is the majority shareholder. As the minority shareholder, we are not in a position to exercise sole decision-making authority regarding the Masbate Gold Project. We may be unable to cause Filminera to take, or refrain from taking, actions consistent with our business strategies and objectives. Any change in the identity, management, ownership or strategic direction of Zoom, or any disagreement with Zoom or its owners could materially adversely affect our business and results of operations. If a dispute arises between us and Zoom or its owners that cannot be resolved amicably, we may be unable to further our business strategies and objectives, may not realize the anticipated benefits of our investment in the Masbate Gold Project and associated processing facilities (in which we hold a 100% interest) and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect our business and results of operations.

In addition, pursuant to the ore purchase agreement between PGPRC and Filminera, PGPRC has agreed to purchase all ore from the Masbate Gold Project at a price equal to the production cost for the ore plus a predetermined percentage. Decreases in the market price of gold, increases in production costs at the Masbate Gold Project or a combination of both may make performance by PGPRC under the agreement not economically desirable or feasible. In such a circumstance, we would seek to curtail production at the Masbate Gold Project or negotiate another mutually agreeable resolution with the Philippine shareholder of Filminera; however, we may not be successful in such efforts. Our interest in the Pajo concession is on a similar basis and is subject to similar risks.

Market fluctuations could adversely affect the market price of our equity interest in Calibre and the value we could realize on such investment.

Our equity interest in Calibre is subject to volatility in the market price of Calibre Shares. We cannot provide any assurance that an active trading market for any of the Calibre Shares is sustainable. The trading prices of the Calibre Shares could be subject to wide fluctuations in response to various factors beyond our control, including quarterly variations in Calibre's results of operations, exploration results, changes in earnings (if any), estimates by analysts, conditions in the industry of such companies and macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. The lack of a liquid market could adversely affect the value that we could ultimately realize on our ownership interest in Calibre.

Potential dilution of our equity interest in Calibre.

In order to finance its operations and development efforts, Calibre may require additional future financing to cover necessary capital expenditures and working capital needs. Calibre may undertake additional offerings of Calibre Shares and/or securities convertible into Calibre Shares in the future. We cannot predict the size of any future issuances of securities by Calibre or their effect. The increase in the number of Calibre Shares issued and outstanding and the possibility of sales of such shares may have a negative effect on the market price of Calibre Shares. In addition, as a result of the issuance of additional Calibre Shares and/or securities convertible into Calibre Shares, our voting power as an existing shareholder of Calibre could be diluted.

We may be unable to identify appropriate acquisition targets or complete desirable acquisitions, and we may be unsuccessful in integrating businesses and assets that we have acquired or may acquire in the future.

As part of our business strategy, we have sought and will continue to seek new operating and development opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions, or integrate the acquired businesses and their personnel into B2Gold. There can be no assurance that we can complete any acquisition or business arrangement that we pursue, or are pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit our business.

Acquisitions are accompanied by risks, such as: a significant decline in the relevant metal price after we commit to completing an acquisition on certain terms; mining operations not meeting production or cost estimates; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of our ongoing business; the inability of management to realize anticipated synergies and maximize our financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that acquired businesses or assets will be profitable, that we will be able to integrate the acquired businesses or assets successfully or that we will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on our business, expansion, results of operations and financial condition.

We may be unable to compete successfully with other mining companies.

The mining industry is intensely competitive in all of its phases, and we compete with companies possessing greater financial resources and technical facilities with respect to the discovery and acquisition of interests in mineral properties, and the recruitment and retention of qualified employees and other persons to carry out our mineral production and exploration activities. Competition in the mining industry could adversely affect our prospects for mineral exploration and development in the future, which could have a material adverse effect on our revenues, operations and financial condition.

We are subject to litigation risks which could have a material adverse effect on our business, results of operations and financial position.

All industries, including the mining industry, are subject to legal claims, with and without merit. We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. In addition, companies like ours that have experienced volatility in their share price have been subjected to class action securities litigation by shareholders. Defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and the resolution of any particular legal proceeding to which we may become subject could have a material adverse effect on our business, results of operations and financial position.

Furthermore, in the event of a dispute arising from our activities, we may be subject to the exclusive jurisdiction of courts or arbitral proceedings outside of North America or may not be successful in subjecting persons to the jurisdiction of courts in North America, either of which could unexpectedly and adversely affect the outcome of a dispute.

We depend on key personnel and if we are unable to attract and retain such persons in the future it could have an adverse effect on our operations.

Our success will be largely dependent upon the performance of our key officers, employees, outside contractors and consultants. Locating and developing mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration, development and production personnel involved. Failure to retain key personnel or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon our success. We have not purchased any "key-man" insurance with respect to any of our directors, officers or key employees and have no current plans to do so.

Failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

Our information systems, and those of our third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of our organization. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems or our information through fraud or other means of deceiving our third-party service providers, employees or vendors. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, information technology ("IT") systems and software against damage from several threats. We have entered into agreements with third parties for hardware, software, telecommunications and other services in connection with our operations. Our operations and mining operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. In addition, we continually train our personnel on the information security risks and provide tools to each individual in order that they can help to protect our IT systems and mitigate the cybersecurity risk. However, if we are unable or delayed in maintaining, upgrading or replacing our IT systems and software, the risk of a cyber security incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

In addition, targeted attacks on our systems (or on systems of third parties that we rely on), failure or non-availability of a key IT system or a breach of security measures designed to protect our IT systems could result in disruptions to our operations through delays or the corruption and destructions of our data, extensive personal injury, property damage, loss of confidential information or financial or reputational risks. As the threat landscape is ever-changing, we must make continuous mitigation efforts, including: risk prioritized controls to protect against known and emerging threats; tools to provide automated monitoring and alerting; backup and recovery systems to restore systems and return to normal operations; and continue to evolve our training program to educate all of our personnel on the threats and information security risks. In addition, in 2021 our cybersecurity tools and program will be externally audited in order to measure compliance against best in class information security standards. However, there can be no assurance that our ability to monitor for or mitigate cybersecurity risks will be fully effective, and we may fail to identify cybersecurity breaches or discover them in a timely way.

Although to date we have not experienced any known material losses or interruptions to our day-to-day operations, and have not experienced an information security breach in the past five years, there can be no assurance that we will not experience any such breach, loss or interruption in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats.

Any future significant compromise or breach of our data security, whether external or internal, or misuse of data, could result in additional significant costs, lost sales, fines and lawsuits, and damage to our reputation. In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Our reputation may be negatively affected by social media and other web-based applications, which are beyond our control.

As a result of the increased usage and the speed and the global reach of social media and other web-based applications used to generate, publish and discuss user-generated content and to connect with others, we are at a much greater risk of losing control over how we are perceived by the public.

Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether credible, factual, true or not. While we place a great emphasis on protecting and nurturing our strong reputation, we do not ultimately have direct control over how we are perceived by others, including how we are viewed on social media and other web-based applications.

Harm to our reputation (which could be promulgated through social media and other web-based applications) may lead to increased challenges in developing and maintaining investor confidence and stakeholder relations, and could act as an obstacle to our overall ability to maintain our current operations, to advance our projects, and to procure capital from investors, which could have a material adverse effect on us and our business.

DIVIDENDS

On November 5, 2019, the Board declared our inaugural quarterly dividend of $0.01 per Common Share, which was payable on December 13, 2019 to shareholders of record as at the close of business on November 27, 2019.

In 2020, the Board declared four quarterly dividends, with the dividend payable increasing from $0.01 to $0.04 per Common Share over the course of the year.

The Board declared a dividend for the first quarter of 2021 of $0.04 per Common Share on February 23, 2021, payable on March 16, 2021 to shareholders of record as at the close of business on March 8, 2021.

The following table sets forth the dividends we have paid to date:

Year	Dividend Payment Date	Per Common Share ($)
2019	December 13, 2019	0.01
2020	March 23, 2020	0.01
	July 7, 2020	0.02
	September 30, 2020	0.04
	December 18, 2020	0.04
2021	March 16, 2020	0.04

Our current policy is to pay a quarterly dividend on our Common Shares. The Board expects to declare future dividends quarterly at the same level, in the amount of $0.04 per Common Share (which on an annualized basis would amount to $0.16 per Common Share), and has determined that this anticipated level of quarterly dividend is appropriate based on our current financial performance, liquidity and outlook. Subject to authorization by the Board and compliance with all applicable laws, the record date for future dividends is anticipated to be set in March, June, September and December in each year and the payment date in each case is anticipated to be approximately two weeks from such record date. The exact record date and other details of future dividends, if any, will be announced by us separately at such time any dividend is declared and authorized by the Board.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with our constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with our lenders, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at March 29, 2021, 1,051,801,826 Common Shares and no preferred shares are issued and outstanding.

Common Shares

Registered holders of Common Shares are entitled to receive notice of and attend all shareholder meetings of shareholders and to one vote for each Common Share held. In addition, holders of Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by the Board and, upon liquidation, dissolution or winding-up, are entitled to receive on a pro rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the Common Shares. Any alteration of the rights attached to Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders.

Preferred Shares

Preferred shares without par value may at any time and from time to time be issued in one or more series. The Board may from time to time by resolution determine the maximum number of preferred shares of any such series or determine there is no maximum, determine the designation of the preferred shares of that series and amend our articles to create, define and attach, and if permitted by the BCBCA, alter, vary or abrogate, any special rights and restrictions to be attached to the preferred shares of that series. Except as provided in the special rights and restrictions attaching to the preferred shares, the holders of preferred shares will not be entitled to receive notice of, attend or vote any meeting of our shareholders. Holders of preferred shares will be entitled to preference with respect to payment of dividends on such shares over the Common Shares, and over any other of our shares ranking junior to the preferred shares with respect to payment of dividends. In the event of our liquidation, dissolution or winding-up, holders of preferred shares will be entitled to preference with respect to distribution of our property or assets over the Common Shares and over any of our other shares ranking junior to the preferred shares with respect to the repayment of capital paid up on, and the payment of any or all accrued and unpaid cumulative dividends whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends, on the preferred shares.

Stock Options to Purchase Common Shares, Restricted Share Units and Performance Share Units

Our executive compensation program permits the Board or the Compensation Committee, as applicable, to grant: (i) options to purchase Common Shares pursuant to our Amended Stock Option Plan (the "Option Plan"), (ii) restricted share units pursuant to our Amended Restricted Share Unit Plan (the "RSU Plan") and (iii) performance share units pursuant to our Performance Share Unit Plan (the "PSU Plan"), to eligible participants under each of the Option Plan, the RSU Plan and the PSU Plan, as applicable.

The maximum number of Common Shares issuable pursuant to the Option Plan, together with the Common Shares issuable pursuant to all of our other previously established and outstanding or proposed security based compensation arrangements pursuant to which Common Shares may be issuable, in aggregate, which includes the RSU Plan and the PSU Plan, is a number equal to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time.

Deferred Share Units

Pursuant to our cash-settled Deferred Share Unit Plan (the "DSU Plan"), the Board may grant deferred share units to any director of the Company who is not otherwise an employee, consultant or officer of the Company or of a Related Entity (as defined in the DSU Plan) (each, an "Eligible Person"), provided that a director serving as a chair of the Board and not otherwise an employee, consultant or officer of the Company may be considered an Eligible Person at the discretion of the Board.

MARKET FOR SECURITIES

Trading Price and Volume

Our Common Shares are listed for trading on the TSX under the symbol "BTO". The following table sets out the market price range and trading volumes of our Common Shares on the TSX for the periods indicated.(1)

Year		High (C$)	Low (C$)	Volume (no. of shares)
	March 1 - 29	6.04	5.42	77,840,885
	February	6.57	5.52	75,977,752
2021	January	7.67	6.21	80,281,076
	December	7.53	6.86	72,717,718
	November	9.23	6.73	89,835,505
	October	9.42	8.09	61,955,026
	September	9.34	8.05	78,115,563
	August	9.99	7.93	111,662,342
	July	9.29	7.42	104,464,069
	June	7.81	6.55	130,697,296
	May	8.02	6.69	216,743,758
	April	7.77	4.29	157,655,640
	March	6.13	3.12	200,246,621
	February	6.51	5.19	75,897,352
2020	January	5.89	4.94	68,841,657

(1) Source: TMX Money (https://money.tmx.com/en).

On March 29, 2021, the closing price of our Common Shares on the TSX was C$5.70 per share.

Our Common Shares are listed for trading on the NYSE American under the symbol "BTG". The following table sets out the market price range and trading volumes of our Common Shares on the NYSE American for the periods indicated.(2)

Year		High (US$)	Low (US$)	Volume (no. of shares)
	March 1 – 29	4.87	4.29	152,024,115
	February	5.16	4.34	158,561,230
2021	January	6.04	4.85	165,145,066
	December	5.89	5.38	123,656,099
	November	7.08	5.15	155,902,422
	October	7.14	6.04	109,826,537
	September	7.10	6.00	153,145,037
	August	7.55	6.02	191,205,198
	July	6.95	5.44	164,719,061
	June	5.75	4.88	185,160,200
	May	5.75	4.86	185,745,047
	April	5.53	3.03	219,878,764
	March	4.57	2.16	267,428,342
	February	4.93	3.85	170,743,877
2020	January	4.46	3.76	142,692,035

(2) Source: TMX Money (https://money.tmx.com/en).

On March 29, 2021, the closing price of our Common Shares on the NYSE American was US$4.54 per share.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, municipality, province or state of residence, position held with us, the date of appointment of each of our current directors and executive officers, principal occupation within the immediately preceding five years and the shareholdings of each director and executive officer as at the date of this Annual Information Form. The statement as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers named below is in each instance based upon information furnished by the person concerned and is as at the date of this Annual Information Form. Our directors hold office until the next annual general meeting of the shareholders or until their successors are duly elected or appointed.

Name and Place of Residence	Position with B2Gold	Principal Occupation During Past Five Years	Director/Officer Since	Number and Percentage of Voting Securities(1)
Clive Johnson British Columbia, Canada	President, Chief Executive Officer and Director	President, Chief Executive Officer of B2Gold	December 17, 2006	3,372,103 (2) (0.321%)
Robert Cross(4)(5) British Columbia, Canada	Chair and Director	Serves as independent director and, in some cases, non-executive Chairman of public companies, principally in the resource sector	October 22, 2007	96,660 (0.009%)
Kevin Bullock(3) Ontario, Canada	Director	President, CEO and Director of Anaconda Mining Inc.; formerly Chief Executive Officer and director of Mako Mining Corp.	December 20, 2013	73,867 (0.007%)
Robert Gayton(3)(4)(5) British Columbia, Canada	Director	Consultant to various public companies since 1987	October 22, 2007	195,000 (0.019%)
George Johnson(6) Washington, USA	Director	Director of several public natural resource companies; formerly Senior Vice President, Operations at B2Gold until April 2015	March 15, 2016 (as Director)	500,000 (0.048%)
Liane Kelly(6) Ontario, Canada	Director	Corporate Social Responsibility consultant to B2Gold until June 2020; formerly Director of Geosoft Inc.	January 1, 2020	-
Jerry Korpan(3)(5)(6) London, England	Director	Director of several public natural resource companies	November 20, 2007	2,700,000 (0.257%)
Bongani Mtshisi(4)(6) Gauteng, South Africa	Director	CEO of BSC Resources Ltd. from October 2005 to present, a company that is involved in the exploration and development of copper and nickel commodities in South Africa	December 22, 2011	22,800 (0.002%)
Robin Weisman(5)(6) Virginia, USA	Director	Principal investment officer of International Finance Corporation until 2017. Non-Executive Director of several companies in the natural resource sector since 2017.	October 23, 2017	2,000 (0.000%)
Roger Richer British Columbia, Canada	Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B2Gold	December 17, 2006	350,000(2) (0.033%)
Michael Cinnamond British Columbia, Canada	Senior Vice President of Finance and Chief Financial Officer	Senior Vice President of Finance, Chief Financial Officer	July 1, 2013	17 (0.000%)

Name and Place of Residence	Position with B2Gold	Principal Occupation During Past Five Years	Director/Officer Since	Number and Percentage of Voting Securities(1)
Tom Garagan British Columbia, Canada	Senior Vice President of Exploration	Senior Vice President of Exploration of B2Gold	March 8, 2007	1,586,924(2) (0.151%)
Dennis Stansbury Nevada, USA	Senior Vice President of Engineering and Project Evaluations	Senior Vice President of Engineering and Project Evaluations of B2Gold; formerly Senior Vice President of Development and Production of B2Gold	March 8, 2007	2,995,559 (0.285%)
William Lytle Colorado, USA	Senior Vice President of Operations	Senior Vice President of Operations of B2Gold; Vice President, Africa of B2Gold; Vice President Country Manager, Namibia of B2Gold	December 1, 2010	80,413 (0.008%)

Notes:

(1) The information as to the nature of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers, not being within our knowledge, has been furnished by such directors and officers.

(2) Messrs. C. Johnson, R. Richer and T. Garagan are trustees of the Incentive Trust (the "Trustees") that holds 1,705,000 Common Shares. The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by each of Messrs. C. Johnson, R. Richer and T. Garagan as set forth in the table above excludes 426,250 Common Shares that are held pursuant to a declaration of trust dated June 29, 2007 between us and the Trustees, which was established to hold options and shares to be allocated to our directors, officers, employees and service providers as determined by the Trustees.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Member of the Corporate Governance and Nominating Committee.

(6) Member of Health, Safety, Environment, Social and Security Committee.

Shareholdings of Directors and Executive Officers

As at March 29, 2021, our directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 11,975,343 Common Shares, representing approximately 1.14% of the issued and outstanding Common Shares.

Cease Trade Orders or Bankruptcies

None of our directors or executive officers is, as at the date of this Annual Information Form, or was within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including B2Gold) that:

(a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of subsections (a) and (b), "order" means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.

None of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially the control of B2Gold:

(a) is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including B2Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

The foregoing information, not being within our knowledge, has been furnished by the respective directors, officers and shareholders holding a sufficient number of our securities to affect materially control of B2Gold.

Penalties or Sanctions

None of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially the control of B2Gold, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding B2Gold.

The foregoing information, not being within our knowledge, has been furnished by the respective directors, officers and shareholders holding a sufficient number of our securities to affect materially control of B2Gold.

Conflicts of Interest

Our directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the BCBCA, our directors are required to act honestly, in good faith and in our best interests. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

Our directors and officers are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest, and we will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with our code of ethics and the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by our code of ethics and applicable laws. Our directors and officers are not aware of any such conflicts of interests.

Code of Ethics

We have adopted a code of ethics, which is applicable to all directors, officers and employees. A copy of the code can be obtained from our website at www.b2gold.com.

AUDIT COMMITTEE

We have established an Audit Committee, comprised of three independent directors, which operates under a charter approved by the Board. A copy of the Audit Committee Charter is set out in full in Schedule A to this Annual Information Form. It is the Board's responsibility to ensure that we have an effective internal control framework. The Audit Committee's primary function is to assist the Board to meet our oversight responsibilities in relation to our financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it will be the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and our management.

The Audit Committee reviews the effectiveness of our financial reporting and internal control policies and our procedures for the identification, assessment, reporting and management of risks. The Audit Committee oversees and appraises the quality of the external audit and internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls.

Composition of the Audit Committee

Our Audit Committee is currently comprised of Messrs. Robert Gayton (Chairman), Kevin Bullock and Jerry Korpan. All members of the Audit Committee are: (i) independent within the meaning of National Instrument 52-110 - Audit Committees ("NI 52-110"), which provides that a member shall not have a direct or indirect material relationship with us which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment; (ii) independent within the meaning of Rule 10A-3 under the Exchange Act and the applicable rules of the NYSE American; and (iii) considered to be financially literate under NI 52-110 and the applicable rules of the NYSE American. The Board has determined that Mr. Gayton qualifies as an "audit committee financial expert" within the meaning of the applicable United States securities laws.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Kevin Bullock

Mr. Bullock graduated from Laurentian University (Sudbury) in 1987 with a B.Eng and has been a registered Professional Mining Engineer in the province of Ontario since 1992. Mr. Bullock is currently President and CEO of Anaconda Mining Inc. He was previously Mako Mining Corp.'s CEO and prior to that was Volta Resources Inc.'s President and CEO and was the founding President and CEO of Goldcrest (a Volta predecessor company) since its inception in 2002. Mr. Bullock has over 30 years of experience, at senior levels, in mining exploration, mine development and mine operations and has been reviewing financial reports for over 20 years. Mr. Bullock has appropriate financial knowledge and experience and has a comprehensive understanding of financial reporting.

Robert J. Gayton

Dr. Gayton is a Chartered Professional Accountant and obtained a Ph.D. in accounting/finance from the University of California, Berkeley in 1973. Dr. Gayton was a member of the business school faculties at Berkeley and the University of British Columbia from 1965 to 1974. In 1974, Dr. Gayton left academia to join Peat Marwick Mitchell (now KPMG LLP) and established their professional development program. He became a partner in 1976 and transferred to the audit practice in 1979. In 1987, Dr. Gayton left the firm to join a client and since that time has acted as financial advisor/officer to various resource-based companies.

Jerry Korpan

Mr. Korpan has worked in the securities industry since 1978 and was Managing Director of Yorkton Securities, London until December 1999. Mr. Korpan completed financial executive education courses at the City of London Business School in 1996 where he studied accounting and financial analysis and project and infrastructure finance, among other things. From 2011 to 2015, Mr. Korpan served as a director and a member of the audit committee of Midas Gold Corporation.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of our most recently completed financial year has B2Gold relied on any exemption from NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to us by our independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by our auditor for the fiscal year ended December 31, 2020 have been pre-approved by our Audit Committee. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

External Auditor Service Fees

The aggregate fees billed by our external auditors, PricewaterhouseCoopers LLP, in each of the last two financial years are as follows:

Financial Year Ending	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2020	$1,254,345	$Nil	$166,780	$15,556
2019	$1,576,401	$Nil	$136,631	$27,174

Notes:

(1) The aggregate audit and review fees billed (including audit of internal control over financial reporting).

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading Audit Fees.

(3) The aggregate fees billed for tax compliance, tax advice and tax planning services.

(4) The aggregate fees billed for products and services other than as set out under the headings Audit Fees, Audit Related Fees and Tax Fees.

LEGAL PROCEEDINGS

We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We cannot reasonably predict the likelihood or outcome of these actions. There are no pending or contemplated legal proceedings to which we are a party or of which any of our material properties are the subject that would reasonably be expected to have a material effect on our financial condition or future results of operations. During the last financial year, we have not been subject to any penalties or sanctions imposed by a regulatory body in respect of securities legislation or regulatory requirements or any penalty or sanction that would likely be considered important to a reasonable investor in making an investment decision. We have not entered into any settlement agreement in respect of securities legislation or regulatory requirements.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder holding on record or beneficially, directly or indirectly, more than 10% of our issued shares, or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction in which we have participated prior to the date of this Annual Information Form, or in any proposed transaction, which has materially affected or will materially affect us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there are no material contracts that we have entered in the financial year ended December 31, 2020 or before the last financial year but are still in effect.

INTEREST OF EXPERTS

The persons referred to below have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 - Continuous Disclosure Obligations during, or relating to, our financial year ended December 31, 2020:

  Tom Garagan, P. Geo, Peter Montano, P.E., John Rajala, P.E. and Ken Jones, P.E. are the authors responsible for the Fekola Report.

  Tom Garagan, P. Geo., Kevin Pemberton, P.E., John Rajala, P.E. and Ken Jones, P.E. are the authors responsible for the Masbate Report.

  Tom Garagan, P. Geo., Peter Montano, P.E., John Rajala, P.E. and Ken Jones, P.E. are the authors responsible for the Otjikoto Report.

  Tom Garagan, P. Geo., Kevin Pemberton, P.E., John Rajala, P.E. and Ken Jones, P.E. are the authors responsible for the Gramalote Report.

  William Lytle, Senior Vice President, Operations at B2Gold.

  Randy Reichert, P. Eng, Vice President Operations at B2Gold.

Each of the persons above, at the time of or after such person prepared or certified the applicable report, valuation, statement or opinion, (a) held registered or beneficial interests, direct or indirect, in certain of our securities or other property (or securities or other property of one of our associates or affiliates), representing less than one percent of our outstanding securities, and (b) was, or was expected to be, elected, appointed or employed as a director, officer or employee of B2Gold (or of one of our associates or affiliates).

Our independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a report of independent registered public accounting firm dated February 23, 2021 in respect of our consolidated financial statements as at December 31, 2020 and 2019 and for each of the years ended December 31, 2020 and 2019, and our internal control over financial reporting as at December 31, 2020. PricewaterhouseCoopers LLP has advised us that they are independent with respect to B2Gold in accordance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information, including that relating to directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, interests of insiders in material transactions and corporate governance practices, is contained in our management information circular for the annual general meeting of shareholders held on June 12, 2020.

Additional financial information is provided in our comparative financial statements and management's discussion and analysis for the year ended December 31, 2020, which is available under our profile on the SEDAR website at www.sedar.com.

Additional information relating to us is available under our profile on the SEDAR website at www.sedar.com.

Dated March 30, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

“Clive Johnson”

Clive Johnson
President & Chief Executive Officer

SCHEDULE A
AUDIT COMMITTEE CHARTER

Effective May 13, 2013
(as amended March 13, 2018 and February 23, 2021)

1. Overall Purpose/Objectives

The Audit Committee (the "Committee") of B2Gold Corp. (the "Company") will assist the Board of Directors of the Company (the "Board") in fulfilling its responsibilities.  The Committee will assist the Board in the oversight of: (1) the integrity of the Company's financial statements and other periodic public disclosure documents, (2) the Company's compliance with legal and regulatory requirements, (3) the external auditor's qualifications and independence, and (4) the performance and work of the Company's internal audit function and external auditor. The Committee will also oversee the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company's process for monitoring compliance with laws and regulations and its own Code of Business Conduct and Ethics (the "Code") and policies.  In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors.  To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Company's business, operations and risks.

The Committee's function is one of oversight. The fundamental responsibility for the Company's financial statements and disclosure rests with management. It is not the duty of the Committee to plan or conduct audits or to certify that the Company's financial statements are complete and accurate and are in accordance with applicable accounting principles and standards. This is the responsibility of management (with respect to whom the Committee performs an oversight function) and the external auditors.

2. Authority

2.1. The Board authorizes the Committee, within the scope of its responsibilities, to seek and have access to any information, including Company books and records, it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of Company officers at meetings, as the Committee deems appropriate.

2.2. The Committee shall receive appropriate funding from the Company, as determined by the Committee, for payment of compensation to the external auditors and to any legal or other advisers employed by the Committee, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3. Composition, Procedures and Organization

3.1. The Committee will be comprised of at least three members of the Board.

3.2. Except as permitted by all applicable legal and regulatory requirements:

(a) each member of the Committee shall be "independent" as defined in accordance with Canadian National Instrument 52-110 - Audit Committee, U.S. securities laws and regulations and applicable stock exchange rules;

(b) each member of the Committee will be "financially literate" with the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.  Additionally, at least one member of the Committee shall have accounting or related financial management expertise and be considered an "audit committee financial expert" within the meaning of the rules of the U.S. Securities and Exchange Commission; and

(c) none of the members of the Committee may have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the past three years.

3.3. No member of the Committee shall serve on more than two audit committees of publicly traded companies, other than the Company, at the same time such member serves on this Committee, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on this Committee. Such a determination shall be disclosed by the Company in the manner required by applicable laws, regulations and listing standards.

3.4. The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, will appoint a Chair and the other members of the Committee for the ensuing year.  The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3.5. The Secretary of the Committee shall be elected by its members, or shall be the Secretary, or the Assistant or Associate Secretary, of the Company or any other individual appointed by the Committee.

3.6. A member shall cease to be a member of the Committee upon ceasing to be a director of the Company.

3.7. Meetings shall be held not less than quarterly.  Special meetings shall be convened as required.  External auditors may convene a meeting if they consider that it is necessary.

3.8. The times and places where meetings of the Committee shall be held and the procedures at such meetings shall be as determined, from time to time, by the Committee.

3.9. Notice of each meeting of the Committee shall be given to each member of the Committee.  Subject to the following, notice of a meeting shall be given orally or by letter, electronic mail, telephone facsimile transmission or telephone not less than 48 hours before the time fixed for the meeting.  Notice of regular meetings need state only the day of the week or month, the place and the hour at which such meetings will be held and need not be given for each meeting.  Members may waive notice of any meeting.

3.10. The Committee will invite the external auditors, management and such other persons to its meetings as it deems appropriate.  However, any such invited persons may not vote at any meetings of the Committee.

3.11. The Committee will have an in camera session without the presence of management at each meeting (unless such members of the Committee present determine that such a session is not required).

3.12. A meeting of the Committee may be held by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other during the meeting.

3.13. The majority of the Committee shall constitute a quorum for the purposes of conducting the business of the Committee.  Notwithstanding any vacancy on the Committee, a quorum may exercise all of the powers of the Committee.

3.14. Any decision made by the Committee shall be determined by a majority vote of the members of the Committee present or by consent resolution in writing signed by each member of the Committee.  A member will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member votes against such resolution or dissents.

3.15. A record of the minutes of, and the attendance at, each meeting of the Committee shall be kept.  The approved minutes of the Committee shall be circulated to the Board forthwith.

3.16. The Committee shall report to the Board on all proceedings and deliberations of the Committee at the first subsequent meeting of the Board, or at such other times and in such manner as the Board or the articles of the Company may require or as the Committee in its discretion may consider advisable.

3.17. The Committee will have access to such officers and employees of the Company and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

3.18. The internal accounting and compliance staff, any external accounting consultant(s) and the external auditors of the Company will have a direct line of communication to the Committee and may bypass management if deemed necessary.  The external auditors will report directly to the Committee.

4. Roles and Responsibilities

The roles and responsibilities of the Committee are as follows:

4.1. Oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company.

4.2. Review with management its philosophy with respect to controlling corporate assets and information systems, the staffing of key functions and its plans for enhancements.

4.3. Review the terms of reference and effectiveness of the Company's internal audit function, and the working relationship between internal financial personnel and the external auditor, understanding that the purpose of the internal audit function is to provide management and the Committee with ongoing assessments of the Company's risk management processes and system of internal control.

4.4. Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

4.5. Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements, reviewing with management and the external auditor where appropriate.

4.6. Review any legal matters which could significantly impact the financial statements as reported on by the General Counsel and meet with outside counsel whenever deemed appropriate.

4.7. Review and discuss the annual financial statements and annual management's discussion and analysis, and the results of the audit with management and the external auditors prior to the submission to the Board for approval and release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods.  Such review must occur at a meeting, and not merely by polling or written consent.

4.8. Review and discuss the interim financial statements and interim management's discussion and analysis with management and the external auditors prior to the submission to the Board for approval and release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods.  Such review must occur at a meeting, and not merely by polling or written consent.

Prior to their submission to the Board and public release, review and discuss all public disclosure concerning audited or unaudited financial information where such disclosures are required to be approved by the Board (including, without limitation, annual financial statements, interim financial statements, annual or interim management's discussion and analysis, any annual or interim earnings press release, as well as financial information and earnings guidance provided to analysts, any financial outlook or future-oriented financial information, and financial information contained in any prospectus, private placement offering document, annual report, annual information form or takeover bid circular) and approve such disclosures for recommendation to the Board.

4.9. Prepare any reports of the Committee that are required by applicable laws, regulations or stock exchange rules.

4.10. Review disclosures made to the Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weakness therein and any fraud involving management or other employees who have a significant role in internal controls.

4.11. Assess the fairness of the financial statements and disclosures, and obtain explanations from management on whether:

(a) actual financial results for the financial period varied significantly from budgeted or projected results;

(b) generally accepted accounting principles have been consistently applied;

(c) there are any actual or proposed changes in accounting or financial reporting practices; and

(d) there are any significant, complex and/or unusual events or transactions such as related party transactions or those involving derivative instruments and consider the adequacy of disclosure thereof.

4.12. Determine whether the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

4.13. Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

4.14. Review audit issues related to the Company's material associated and affiliated companies that may have a significant impact on the Company's equity investment.

4.15. Ascertain whether any significant financial reporting issues were discussed by management and the external auditor during the fiscal period and the method of resolution.

4.16. Review with the external auditors any audit problems or difficulties and management's response, including any restrictions on the scope of the external auditor's activities or access to required information and any significant disagreements with management.

4.17. Review and resolve any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

4.18. Be directly responsible for:

(a) the selection of the firm of external auditors to be proposed for election by the shareholders as the external auditors of the Company;

(b) the oversight of the work of the Company's external auditors; and

(c) subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation to be paid to the external auditors.

4.19. Review and approve the proposed audit plan and the external auditors' proposed audit scope and approach with the external auditor and management and ensure no unjustifiable restriction or limitations have been placed on the scope.

4.20. Explicitly approve, in advance, all audit and non-audit engagements of the external auditors by the Company or its subsidiaries; provided, however, that non-audit engagements may be approved pursuant to a pre-approval policy established by the Committee that (i) is detailed as to the services that may be pre-approved, (ii) does not permit delegation of approval authority to the Company's management, and (iii) requires that the delegatee or management inform the Committee of each service approved and performed under the policy.  Approval for minor non-audit services is subject to applicable securities laws.

4.21. If it so elects, delegate to one or more members of the Committee the authority to grant such pre-approvals.  The delegatee's decisions regarding approval of services shall be reported by such delegatee to the full Committee at each regular Committee meeting.

4.22. Review and evaluate, at least annually, and oversee the qualifications, independence and performance of the external auditors and the lead audit partner.  Take into account, in such evaluation, the opinions of the Company's management and the Company's internal auditors or other personnel serving the internal audit function.  Obtain from the external auditors a formal written statement delineating all relationships between the external auditors and the Company, consistent with the Public Company Accounting Oversight Board Rule 3526.  Actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that impact the objectivity and independence of the external auditor.  Assure the regular rotation of the lead audit partner as may be required by law.  Consider whether, in order to assure continuing external auditor independence, there should be regular rotation of the audit firm itself.  The Committee should present its conclusions to the full Board.

4.23. At least annually, obtain, review and discuss a report by the external auditor describing the external auditor's internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, relating to one or more audits carried out by the external auditor, and any steps taken to deal with any such issues.

4.24. Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

4.25. Recommend to the Board any change of the external auditors, and in the event of a proposed change of auditor, review all issues relating to the change, including the information to be included in any notice of change of auditor as required under applicable securities laws, and the planned steps for an orderly transition.

4.26. Review the post-audit or management letter, containing the recommendations of the external auditor, and management's response and subsequent follow-up to any identified weakness.

4.27. Review the evaluation of internal controls and management information systems by the external auditor, and the Company's internal audit process, together with management's response to any identified weaknesses and obtain reasonable assurance that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented.

4.28. Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

4.29. Be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of those procedures.

4.30. Review the process under which the Chief Executive Officer and the Chief Financial Officer evaluate and report on the effectiveness of the Company's design of internal control over financial reporting and disclosure controls and procedures.

4.31. Obtain regular updates from management and the Company's legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.

4.32. Obtain updates from the Disclosure Committee of the Company from time to time regarding the operation of the Company's Disclosure, Confidentiality and Insider Trading Policy.

4.33. Establish a procedure with regards to:

(a) confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(b) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

4.34. Meet separately, as required, with management, with the internal auditors or other personnel responsible for the Company's internal audit function, and with the external auditors to discuss any matters that the Committee believes should be discussed privately.

4.35. Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

4.36. Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

4.37. Review and assess the adequacy of insurance coverage for the Company, including directors' and officers' liability coverage.

4.38. In accordance with the Code, if circumstances arise, review, institute investigations of and oversee the resolution of reported violations of the Code.

4.39. Review, institute investigations of and oversee the resolution of reported violations of or reported complaints under, and administer such other matters as required pursuant to, the Company's Anti-Corruption Policy and Whistleblower Policy.

4.40. Perform other functions as requested by the Board.

4.41. If it deems necessary, institute special investigations and, if it deems appropriate, hire special counsel or other experts or advisors (at the Company's expense) to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain and terminate any such special counsel, consultant or advisors, including the sole authority to set the compensation to be paid to such special counsel or other experts or advisors and other retention terms for such persons.

4.42. Review and approve for recommendation to the Board, together with the Health, Safety, Environment, Social and Security Committee (as it relates to health, safety, environmental, social and security risks), the risk management sections of the annual report to shareholders, the annual information form, prospectuses and other public reports or documents requiring approval by the Board, and report to the Board with respect thereto.

4.43. Coordinate with the Health, Safety, Environment, Social and Security Committee (as it relates to health, safety, environmental, social and security risks) and the Compensation Committee (as it relates to compensation risks) and regularly review and discuss, and also discuss with management the following, with a view to ensuring that the Company's risks and exposures are being effectively managed, monitored or controlled:

(a) the Company's risk philosophy as set forth by management and the Board;

(b) the effectiveness of the Corporation's policies and procedures with respect to risk identification, assessment and management;

(c) the Corporation's major risk exposures;

(d) the steps management has taken and management's plans and programs to monitor and control such exposures; and

(e) the effect of relevant regulatory initiatives and trends.

5. General

In addition to the foregoing, the Committee will:

(a) report regularly to the Board on any significant matters arising from the Committee's activities, including, to the extent the Committee deems appropriate, any issues that arise with respect to the quality and integrity of the Company's financial statements and related disclosure documents, the Company's compliance with legal or regulatory requirements, the qualification and independence of the external auditor and the performance of the internal audit function and external auditor;

(b) at least annually, assess the Committee's performance of the duties specified in this charter and report its finding(s) to the Board;

(c) review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval; and

(d) perform such other duties as may be assigned to it by the Board from time to time or as may be required by any applicable stock exchanges, regulatory authorities or legislation.